As filed with the Securities and Exchange Commission on April 29, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

REGADO BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	03-0422069
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Mountain View Boulevard

Basking Ridge, New Jersey 07920

(908) 580-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David J. Mazzo, Ph.D.

President and Chief Executive Officer

Regado Biosciences, Inc.

120 Mountain View Boulevard

Basking Ridge, New Jersey 07920

(908) 580-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Lerner John D. Hogoboom Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700	Michael D. Maline Edward A. King Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant is an “emerging growth company” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$75,000,000	$10,230

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price of shares that the underwriters have the option to purchase to cover overallotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder. The filing fee is not being submitted with this confidential submission as a result of guidance provided by the Securities and Exchange Commission on the Jumpstart Our Business Startups Act of 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated April 29, 2013

Shares

Common Stock

This is the initial public offering of shares of our common stock. We are offering                     shares of our common stock. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “RGDO.” We expect that the public offering price will be between $              and $              per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2013.

Cowen and Company	BMO Capital Markets

Canaccord Genuity         Needham & Company         Wedbush PacGrow Life Sciences

                    , 2013

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 9 and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms “we,” “our,” “us,” or “the Company” refer to Regado Biosciences, Inc.

Our Company

We are a biopharmaceutical company focused on the discovery and development of novel, first-in-class, actively controllable antithrombotic drug systems for acute and sub-acute cardiovascular indications. We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our actively controllable product candidates have the potential to improve outcomes, enhance the patient experience and reduce overall treatment costs.

Our Lead Product Candidate

REG1 is an actively controllable anticoagulant targeting coagulation Factor IXa for use in patients with a wide variety of acute coronary syndromes, or ACS, undergoing a percutaneous coronary intervention, or PCI, a hospital-based procedure used to mechanically open or widen obstructed coronary arteries. REG1 consists of pegnivacogin, an anticoagulant aptamer, and its specific active control agent, anivamersen. Pegnivacogin achieves its maximal anticoagulant effect within five minutes of injection. Anivamersen is an oligonucleotide, a biological polymer consisting of a relatively small number of nucleotides chemically bound in a linear sequence that forms a chain-like structure, or strand, and has no pharmacologic activity other than to bind to pegnivacogin. Anivamersen rapidly and precisely reduces or eliminates the anticoagulant activity of pegnivacogin. Both pegnivacogin and anivamersen are administered by intravenous bolus injection using weight-based dosing. By adjusting the dose of anivamersen relative to pegnivacogin, the anticoagulant effect of pegnivacogin can be precisely and rapidly controlled or eliminated. The unprecedented level of control that REG1 provides permits physicians to achieve levels of anticoagulation in patients that would be unsafe to use with existing anticoagulants.

PCI procedures involve a significant risk of ischemic events, including death, stroke, myocardial infarction and the need for revascularization of the artery. Because of this risk, powerful anticoagulant drugs are administered prior to and throughout the PCI procedure. However, anticoagulants create a significant risk of major bleeding events. As a result, interventional cardiologists are forced to make a compromising medical decision because they lack the means to simultaneously reduce the risks of ischemic and major bleeding events.

REG1 is the first and only anticoagulant to demonstrate a reduction in both ischemic and major bleeding events in a clinical trial for PCI. In our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, when compared to standard of care heparin, REG1 demonstrated both a rapid and predictable anticoagulant effect and the ability to precisely modulate or eliminate that effect in real time. REG1 also demonstrated the following important clinical and pharmacoeconomic benefits:

•	an approximate 66.0% reduction in ischemic events;

•	a reduction of up to 60.0% in major bleeding events;

•	a substantial reduction in time from catheterization to catheter sheath removal from a median of 3.8 hours to a median of one hour;

•	a substantial reduction in time from completion of the PCI procedure to catheter sheath removal from a median of three hours to a median of 24 minutes; and

•	a substantial reduction in the time subjects were required to remain still following catheter sheath removal from a median of 5.7 hours to a median of 2.8 hours.

Based on these clinical results and after discussion with the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, we intend to initiate a single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, in the second half of 2013. REGULATE-PCI, if successful, will serve as the basis for product registration applications worldwide.

We believe that REG1 has the potential to become the standard of care for anticoagulation therapy in PCI and other cardiovascular procedures because it gives physicians precise, on-demand control over anticoagulation levels. We believe the key advantages of REG1 over existing therapies are the following:

•	Reduced ischemic events. REG1 allows a higher level of anticoagulation to be used safely during PCI, which will reduce the occurrence of ischemic events.

•	Reduced major bleeding events. REG1’s anticoagulant effect can be modulated or eliminated at the end of PCI which will reduce the risk of major bleeding events.

•

Precise and predictable dosing.  Because REG1’s effect is independent of an individual patient’s metabolism or health, dosing is precise and predictable, thereby eliminating the need for time-consuming and costly patient monitoring during and after PCI.

•	Broad applicability. REG1’s use in PCI is unrestricted for high risk patients such as those with kidney or liver impairment.

•

Pharmacoeconomic benefits.  REG1 will reduce overall treatment costs by reducing ischemic and major bleeding events, shortening procedure and recovery times, reducing the need for procedure-related follow-up interventions and re-hospitalizations, increasing staff and facility efficiency and improving the patient experience.

We believe that REG1 has potential for use in other PCI and interventional cardiovascular procedures, such as open heart surgery, PCI as a treatment for ST segment elevation myocardial infarction as well as transcatheter aortic valve replacement or implantation.

PCI Overview

PCIs are hospital-based procedures used to mechanically open or widen obstructed coronary arteries. According to the American Heart Association, approximately 950,000 PCIs were performed in the United States in 2010. We estimate that in 2010 approximately 1.1 million PCIs were performed in Europe and at least 1.0 million PCIs were performed in the rest of the world. Based upon the estimated cost per procedure of branded anticoagulants, we believe that this represents a greater than $3.0 billion annual market opportunity for anticoagulants used in PCI procedures. We believe that an antithrombotic treatment that can address the shortcomings of existing anticoagulants would establish a new standard of care.

Our Proprietary Technology Platform

Our aptamers are single strands of nucleic acids, or oligonucleotides, that are chemically synthesized. Unlike other oligonucleotides, which are designed to control gene expression, an aptamer has a unique geometric shape that binds specifically and tightly to a target protein molecule, leading to inhibition of the target’s activity. Aptamers have been discovered that interact with essentially every class of therapeutic protein target. An aptamer’s pharmacologic activity can be controlled by interaction with a complementary oligonucleotide, which we term a specific active control agent. When the specific active control agent binds to the aptamer, it changes the aptamer’s shape thereby eliminating its therapeutic activity. We believe that the following factors give us a competitive advantage:

•	a proven discovery team including the co-inventor of active aptamer control agent technology;

•	an exclusive license to the patents covering active aptamer control agent technology, which include broad claims for methods to design and administer agents to control aptamer activity in the body;

•	a commercial license to a combinatorial chemistry technology platform for aptamer discovery and development;

•	the know-how to identify, isolate and optimize therapeutic aptamers and their active control agents, which has led to the discovery of multiple product candidates;

•	a proven pharmaceutical development team with experience in the development of efficient and economical manufacturing processes for aptamers and active control agents; and

•	an extensive clinical database of systemic aptamer use, which gives us unparalleled expertise in the discovery of new two-component aptamer-based product candidates.

Aptamer technology has evolved significantly since first generation aptamers were described in 1990. Our product candidates consist of third and fourth generation aptamers which have significantly improved pharmaceutic and pharmacokinetic stability and have not shown immunological activity present in earlier generation aptamers.

Additional Pipeline Opportunities

Using our proprietary technology platform, we are developing a portfolio of additional clinical candidates in acute and sub-acute cardiovascular and other indications. REG3 is a preclinical stage antiplatelet therapy, consisting of a glycoprotein VI, or GPVI, inhibitor being evaluated in diabetic vasculopathy and other inflammatory diseases. The specific active control agent component of REG3 is designed to permit modulation or reversal of the GPVI inhibition, if necessary, to optimize dosing and minimize unwanted side effects that might result from GPVI inhibition. We plan to initiate a Phase 1 study of REG3 in 2014. REG2 is an early clinical stage program evaluating an extended release formulation of pegnivacogin intended to provide a controllable level of anticoagulation for up to two weeks for venous antithrombotic applications such as venous thromboembolism, or VTE, prophylaxis. In REG2, anivamersen would be used as an active control agent, if needed. We have completed a single escalating dose Phase 1 clinical trial of REG2 and plan to conduct additional clinical testing in the future. Additionally, we are evaluating potential product candidates against the receptor CLEC-2, an antiplatelet target.

The following table lists our current product candidates and discovery programs and their respective stages of development:

Our product candidates and proprietary technology platform are protected by a patent estate of 30 issued or allowed patents, including 14 in the United States, covering the composition of matter and methods of use for our product candidates as well as our fundamental controllable aptamer technology. We maintain worldwide commercialization rights to all of our product candidates except in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Our Risks

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we have a limited operating history and have incurred operating losses of approximately $110.5 million from inception through December 31, 2012;

•	we will need to obtain additional financing to complete REGULATE-PCI;

•	clinical trials for our product candidates, including REGULATE-PCI, may not be successful;

•	we are heavily dependent on the success of our lead product candidate, REG1;

•	we have not completed clinical development of any of our product candidates and do not have any products approved for sale by the FDA or any other regulatory bodies;

•	we rely on third parties to manufacture our product candidates and to conduct our clinical trials;

•	we currently do not have the infrastructure to commercialize any of our product candidates if such products receive regulatory approval; and

•	we depend on our ability to attract and retain scientists, clinicians and sales personnel with extensive experience in drug development and commercialization.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and intend to take advantage of the other exemptions.

Corporate Information

We were incorporated in Delaware under the name Quartet Biosciences, Inc. in December 2001 and changed our name to Regado Biosciences, Inc. in March 2003. Our principal executive offices are located at 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920, and our telephone number is (908) 580-2100. Our website address is www.regadobio.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Overallotment option	shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from the sale of the shares of common stock offered in this offering, or approximately $ million if the underwriters exercise their overallotment option in full, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund further clinical development of REG1 and for working capital and other general corporate purposes. See the section entitled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	RGDO

The number of shares of our common stock to be outstanding after this offering includes 3,920,397 shares of our common stock outstanding as of April 29, 2013 and 156,926,157 shares of our common stock issuable upon conversion of our outstanding shares of preferred stock, and excludes:

•

24,104,638 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plans as of April 29, 2013, at a weighted average exercise price of $0.43 per share;

•	116,500 shares of our common stock issuable upon the exercise of warrants outstanding as of April 29, 2013, at a weighted average exercise price of $0.01 per share;

•	15,239,725 shares of our common stock reserved for future issuance under our 2004 Equity Compensation Plan;

•	shares of our common stock issuable upon the exercise of options granted under our Equity Compensation Plan conditioned upon the consummation of this offering; and

•	shares of our common stock reserved for future issuance under our 2013 Equity Compensation Plan which will become effective upon the consummation of this offering.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

•	the conversion of our outstanding shares of preferred stock into an aggregate of 156,926,157 shares of common stock upon the consummation of this offering;

•	the adoption of our amended and restated certificate of incorporation and restated by-laws in connection with the consummation of this offering; and

•	no exercise of the underwriters’ overallotment option.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data. We derived the following summary of our statement of operations data for the years ended December 31, 2012, and 2011 from our audited financial statements and related notes included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of our future results. You should read this information together with the sections entitled “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years ended December 31,
	2012	2011
	(in thousands, except for per share data)
Statement of operations data:
Revenue	$—	$—

Operating expenses:
Research and development	(5,306)	(11,862)
General and administrative	(6,857)	(7,042)

Total operating expenses	(12,163)	(18,904)

Loss from operations	(12,163)	(18,904)
Other income (expense), net	(899)	(294)

Net loss	$(13,062)	$(19,198)

Net loss per share, basic and diluted(1)	(3.53)	(5.20)

Shares used to compute basic and diluted net loss per share(1)	3,695	3,691

Pro forma net loss per share, basic and diluted (unaudited)(2)	$(0.11)	$(0.18)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)	115,984	104,339

(1)	See Note 8 of our Notes to Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share.
(2)	The calculations for the unaudited pro forma net loss per common share, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	As of December 31, 2012
	Actual	Pro Forma(1)	Pro Forma as Adjusted
	(unaudited, in thousands)
Balance sheet data:
Cash, cash equivalents and short-term investments	$14,764	$14,764
Working capital	16,187	16,187
Total assets	21,803	21,803
Current liabilities	925	925
Long-term debt, including current portion	4,500	4,500
Other liabilities	64	64
Common stock	4	122,054
Convertible preferred stock	122,050	0
Additional paid-in-capital	4,800	4,800
Accumulated deficit	(110,540)	(110,540)

(1)	Pro forma balance sheet data have been calculated assuming the conversion of our shares of preferred stock outstanding as of December 31, 2012 into an aggregate of 142,605,989 shares of our common stock. Subsequent to December 31, 2012, we issued an additional 14,320,168 shares of our Series E Preferred Stock for gross proceeds of $10,310,520. See “Certain Relationships and Related Party Transactions—Series E Financing.”

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Need for Additional Capital

We have never been profitable. Currently, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales. As a result, our ability to curtail our losses and reach profitability is unproven, and we may never achieve or sustain profitability.

We have never been profitable and do not expect to be profitable in the foreseeable future. We have incurred net losses in each year since our inception, including net losses of approximately $13.1 million and $19.2 million for 2012 and 2011, respectively. As of December 31, 2012, we had an accumulated deficit of approximately $110.5 million. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. We expect to incur increased expenses as we commence our single, open-label 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, in the second half of 2013, advance our other product candidates and expand our research and development programs. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital.

To date, we have financed our operations through the sale of our equity and debt securities, our credit agreement with MidCap Financial SBIC, LP, or MidCap, and government grants. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. In addition, we may not be able to enter into any collaborations that will generate significant cash. If we are unable to develop and commercialize one or more of our product candidates either alone or with collaborators, or if revenues from any product candidate that receives marketing approval are insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We will need additional capital to complete the REGULATE-PCI trial and commercialize REG1. If we are unable to raise sufficient capital, we would be forced to delay, reduce or eliminate our product development programs.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we commence our REGULATE-PCI trial, undertake additional clinical trials of our other product candidates and continue to work on our other research programs. We believe that the net proceeds of this offering will be sufficient for us to fund the REGULATE-PCI trial through the interim analysis at 50% enrollment, which we expect will occur by the end of 2014. Because the expected net proceeds of this offering will not be sufficient for us to complete the REGULATE-PCI trial, we will need to raise substantial additional capital to complete the development and commercialization of REG1. If the U.S. Food and Drug Administration, or the FDA, or other regulators require that we perform additional studies beyond those we currently expect, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase beyond what we currently anticipate and the timing of any potential product approval may be delayed. Except for potential additional sales of our Series E Preferred Stock as described in “Certain Relationships and Related Party Transactions—Series E Financing,” we have no commitments or arrangements for any additional financing to fund our research and development programs. We also will need to raise substantial additional capital in the future to complete the development and commercialization of REG1 for additional indications and for our other product candidates. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds required to complete research and development and commercialize our products under development.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs. To the extent that we raise additional funds by issuing equity securities, our stockholders will experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates and potential product candidates, including our REGULATE–PCI trial and the continued development of our other product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

•	the outcome, timing and cost of regulatory approvals;

•	the cost of obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights;

•	the effect of competing technological and market developments;

•	the cost and timing of completing commercial-scale outsourced manufacturing activities;

•	market acceptance of any product candidates for which we may receive regulatory approval;

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

•	the extent to which we acquire, license or invest in businesses, products or technologies.

We have a limited operating history and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We are a development stage biopharmaceutical company with a limited operating history. Our operations to date have been primarily limited to developing our technology and undertaking preclinical studies and clinical trials of REG1 and any of our other product candidates. We have not yet obtained regulatory approvals for REG1 or any of our other product candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history or commercialized products. Our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include other factors described elsewhere in this prospectus and also include:

•	our ability to obtain additional funding to develop our product candidates;

•	delays in the commencement, enrollment and timing of clinical trials;

•	the success of our clinical trials through all phases of clinical development, including our REGULATE-PCI trial;

•	any delays in regulatory review and approval of product candidates in clinical development;

•	our ability to obtain and maintain regulatory approval for REG1 or any of our other product candidates in the United States and foreign jurisdictions;

•

potential side effects of our product candidates that could delay or prevent commercialization, limit the indications for any approved drug, require the establishment of risk evaluation and mitigation strategies, or REMS, or cause an approved drug to be taken off the market;

•	our dependence on third-party manufacturers, or CMOs, to supply or manufacture our products;

•	our dependence on clinical research organizations, or CROs, to conduct our clinical trials;

•	our ability to establish or maintain collaborations, licensing or other arrangements;

•	market acceptance of our product candidates;

•	our ability to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations;

•	competition from existing products or new products that may emerge;

•	the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our products;

•	our ability to leverage our proprietary technology platform to discover and develop additional product candidates;

•	our ability and our licensors’ abilities to successfully obtain, maintain, defend and enforce intellectual property rights important to our business;

•	our ability to attract and retain key personnel to manage our business effectively;

•	our ability to build our finance infrastructure and improve our accounting systems and controls;

•	potential product liability claims;

•	potential liabilities associated with hazardous materials; and

•	our ability to obtain and maintain adequate insurance policies.

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

The audit opinion on our financial statements contains a going concern modification.

Based on our cash balances, recurring losses, net capital deficiency and debt outstanding as of December 31, 2012 and our projected spending in 2013, which raise substantial doubt about our ability to continue as a going concern, the audit opinion on our audited financial statements as of and for the year ended December 31, 2012 contains a going concern modification. We believe that the net proceeds from this offering, the proceeds from our sale of additional shares of Series E Preferred Stock and existing cash and cash equivalents and interest thereon, will be sufficient to fund our projected operating requirements through the end of 2014. However, if we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Amounts due under our loan with MidCap may become immediately due and payable upon the occurrence of a material adverse change, as defined under the loan agreement. Under the terms of the MidCap loan agreement, we are subject to operational covenants, including limitations on our ability to incur liens or additional debt, pay dividends, redeem stock, make specified investments and engage in merger, consolidation or asset sale transactions, among other restrictions. In addition, the inclusion of a going concern statement by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Risks Relating to the Development and Regulatory Approval of Our Product Candidates

Clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or preclinical trials. In addition, data obtained from trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. While members of our management team have experience in designing clinical trials, our company has limited experience in designing clinical trials and we may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal that it is not practical or feasible to continue development efforts. For example, if the results of our REGULATE-PCI trial do not achieve the primary efficacy endpoints or demonstrate expected safety, the prospects for approval of REG1 would be materially and adversely affected. If REG1 or our other product candidates are found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for them and our business would be harmed.

REGULATE-PCI includes three interim analyses of REG1 by the Data Safety Monitoring Board, or the DSMB. The first interim analysis will be a general safety analysis after enrollment of 1,000 subjects, which is expected to occur by the end of the second quarter of 2014. The second interim analysis will be another general safety analysis after 25% of the subjects are enrolled, which is expected to occur by the end of the third quarter of 2014. The final interim analysis will be an analysis of the general safety and efficacy of REG1 after 50% of the subjects are enrolled, which is expected to occur by the end of 2014. If, as a result of any of those interim analyses, we or the DSMB determine that REG1 is not safe or that it is futile to continue the trial because of a lack of efficacy, the trial will be terminated. If the results of any one of these analyses is unfavorable, our business would be harmed.

We cannot be certain that REG1 or any of our other product candidates will receive regulatory approval, and without regulatory approval we will not be able to market our product candidates. Any delay in the regulatory review or approval of REG1 or any of our other product candidates will materially or adversely harm our business.

We have invested a significant portion of our efforts and financial resources in the development of REG1, our most advanced product candidate. Our ability to generate revenue related to product sales, which we do not expect will occur for at least the next several years, if ever, will depend on the successful development and regulatory approval of our product candidates. We plan to commence our REGULATE-PCI trial in the second half of 2013. We may conduct our REGULATE-PCI trial only to learn that REG1 is not a safe or effective treatment, in which case the REGULATE-PCI trial may not lead to regulatory approval for REG1. Similarly, our clinical development programs for our other product candidates may not lead to regulatory approval from the FDA and similar foreign regulatory agencies. This failure to obtain regulatory approvals would prevent our product candidates from being marketed and would have a material and adverse effect on our business.

All of our product candidates require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our product candidates would delay market launch, increase our cash requirements and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We may be unable to submit any new drug application, or an NDA, in the United States or any marketing approval application in foreign jurisdictions for any of our products. If we submit an NDA including any amended NDA or supplemental NDA, to the FDA seeking marketing approval for any of our product candidates, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that the marketing approval application submissions to any other regulatory authorities will be accepted for filing and review by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner, or at all, without delaying potential regulatory action. We also cannot be certain that any of our product candidates will receive favorable recommendations from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and the emergence of new information regarding REG1 or our other product candidates.

Data obtained from preclinical studies and clinical trials are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our product candidates. Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, policy changes and agency funding, staffing and leadership. We do not know whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for NDAs have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. Review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes. Moreover, in light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of the U.S. Government Accountability Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of REMS measures that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or may result in approval for a more limited indication than originally sought.

Delays in the commencement, enrollment and completion of our clinical trials could result in increased costs to us and delay or limit our ability to obtain regulatory approval for REG1 and our other product candidates.

Delays in the commencement, enrollment and completion of clinical trials could increase our product development costs or limit the regulatory approval of our product candidates. We plan to commence our REGULATE-PCI trial in the second half of 2013; however, this clinical trial may not be initiated or completed on schedule, if at all. In addition, we do not know whether planned clinical trials of REG1 in additional indications and of our other product candidates will begin on time or will be completed on schedule or at all. The commencement, enrollment and completion of our REGULATE-PCI trial or other clinical trials can be delayed for a variety of reasons, including:

•

inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	regulatory objections to commencing a clinical trial;

•

inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

•	withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	inability to obtain institutional review board approval to conduct a clinical trial;

•

difficulty recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as our product candidates;

•	inability to retain subjects in clinical trials due to the treatment protocol, personal issues, side effects from the therapy or lack of efficacy; and

•	difficulty in importing and exporting clinical trial materials and study samples.

In addition, our REGULATE-PCI trial or any of our other clinical trials may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	failure to pass inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	failure of any CMOs that we use to comply with current Good Manufacturing Practices, or cGMP;

•	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;

•	changes in the regulatory requirement and guidance; or

•

lack of adequate funding to continue the clinical trial due to unforeseen costs resulting from enrollment delays, requirements to conduct additional trials and studies, increased expenses associated with the services of our CROs and other third parties or other reasons.

If we are required to conduct additional clinical trials or other testing of REG1 or our other product candidates beyond those currently contemplated, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates.

We have never conducted a Phase 3 clinical trial or submitted an NDA before, and may be unable to do so for REG1 and other product candidates we are developing.

We intend to commence our REGULATE-PCI trial in the second half of 2013. The conduct of Phase 3 clinical trials and the submission of a successful NDA is a complicated process. Although members of our management team have extensive industry experience, including in the development, clinical testing and commercialization of drug candidates, our company has never conducted a Phase 3 clinical trial before, has limited experience in preparing, submitting and prosecuting regulatory filings, and has not submitted an NDA before. Consequently, we may be unable to successfully and efficiently execute and complete these planned clinical trials in a way that leads to NDA submission and approval of REG1 and other product candidates we are developing. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials would prevent or delay commercialization of REG1 and other product candidates we are developing.

We have never performed a clinical trial comparing the safety or efficacy of REG1 to bivalirudin. Because our clinical trials used heparin as a comparator, the risk that our REGULATE-PCI trial does not achieve one or more of its primary endpoints may be increased.

We have never performed a clinical trial directly comparing the safety or efficacy of REG1 to bivalirudin. Our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, used standard of care heparin as the comparator and, as a result, we have no clinical trial data directly comparing REG1 and bivalirudin. The primary efficacy endpoint of our REGULATE-PCI trial is a 20.0% reduction in the occurrence of ischemic events using REG1 compared to bivalirudin and the primary safety endpoint of the trial is non-inferiority of REG1 compared to bivalirudin with respect to major bleeding events. Because we have no clinical trial data directly comparing REG1 to bivalirudin, the prediction of Phase 3 success based on Phase 2 results is complicated and the risk that REGULATE-PCI does not achieve one or more of these endpoints may be increased.

Our product candidates may cause serious adverse events or undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Serious adverse events or undesirable side effects from REG1 or any of our other product candidates could arise either during clinical development or, if approved, after the approved product has been marketed. For example, three severe allergic events occurred in our RADAR trial. In addition, in 2008 we terminated an exploratory Phase 2a trial of REG1 in subjects undergoing off-pump coronary arterial bypass grafting when the first enrolled subject experienced clotting in one of three bypass grafts. The results of future clinical trials, including REGULATE-PCI, may show that our product candidates cause serious adverse events or undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities.

If REG1 or any of our other product candidates cause serious adverse events or undesirable side effects:

•	regulatory authorities may impose a clinical hold which could result in substantial delays and adversely impact our ability to continue development of the product;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be required to implement a risk minimization action plan, which could result in substantial cost increases and have a negative impact on our ability to commercialize the product;

•	we may be required to limit the patients who can receive the product;

•	we may be subject to limitations on how we promote the product;

•	sales of the product may decrease significantly;

•	regulatory authorities may require us to take our approved product off the market;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

We have limited experience manufacturing the oligonucleotides comprising our product candidates at commercial scale and there are no established standards for their manufacture. As a result, delays in regulatory approval of our product candidates may occur. Also, manufacturing issues may arise that could cause delays or increase costs.

We have limited experience manufacturing the oligonucleotides comprising our product candidates at commercial scale. We, together with our CMOs, have developed manufacturing processes that have never been tested in commercial production. Our manufacturing process will be subject to approval by regulators before we can commence the manufacture and sale of an approved product. The standards of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, which establishes basic guidelines and standards for drug development in the United States, the European Union, Japan and other countries, do not apply to oligonucleotides, including our product candidates. As a result, there is no established generally accepted manufacturing or quality standard for the production of our product candidates. Even though the FDA has agreed to the quality standards for the REG1 to be used in our REGULATE-PCI trial, the FDA has the ability to modify those standards at any time and foreign regulatory agencies may impose differing quality standards and quality control on the manufacture of our drug candidates. The lack of uniform manufacturing and quality standards among regulatory agencies may delay regulatory approval of our product candidates. Also, as we scale-up manufacturing of any approved product, our CMOs may encounter unexpected issues relating to the manufacturing process or the quality, purity and stability of the product and we may be required to refine or alter our manufacturing processes to address these issues. Resolving these issues could result in significant delays and may result in significantly increased costs. If we experience significant delays or other obstacles in producing any approved product for commercial scale, our ability to market and sell any approved products may be adversely affected and our business could suffer.

REG1 and our other product candidates employ novel mechanisms of action and may never be approved or accepted by their intended markets.

Our activities have focused on the discovery and development of therapeutic aptamers and their specific active control agents. Our future success depends on our ability to complete the REGULATE-PCI trial of REG1 successfully, obtain market approval for and successfully commercialize REG1, as well as our ability to develop and market other product candidates that use our proprietary technology platform. We believe only one therapeutic aptamer has been approved for commercial sale and no product candidate consisting of a therapeutic aptamer and its specific active control agent has ever received regulatory approval. The scientific discoveries that form the basis of our proprietary technology platform and our product candidates are relatively new. We are not aware of any other antithrombotic drugs that have the same mechanism of action as our product candidates and there can be no assurance that, even if approved, physicians will be willing to use them. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not become profitable and the value of our common stock may decline.

In addition, regulatory approval of novel product candidates such as REG1 and our other product candidates manufactured using novel manufacturing processes such as ours can be more expensive and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical products, due to our and regulatory agencies’ lack of experience with them. We believe that the FDA has only approved one aptamer product to date. This lack of experience may lengthen the regulatory review process, require us to conduct additional studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions.

The novel nature of REG1 and our other product candidates also means that fewer people are trained in or experienced with product candidates of this type, which may make it difficult to find, hire and retain capable personnel for research, development and manufacturing positions.

Further, our focus solely on controllable aptamer technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our common stock. If we do not obtain regulatory approval for REG1 and our other product candidates and achieve market acceptance for our approved products, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Risks Relating to the Commercialization of Our Product Candidates

If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that are generated from their sales will be limited.

The commercial success of REG1 and our other product candidates, if approved, will depend upon the acceptance of these products among physicians, healthcare payors and patients. The degree of market acceptance of our product candidates will depend on a number of factors, including:

•	limitations or warnings contained in a product’s FDA-approved labeling;

•	changes in the standard of care or the availability of alternative therapies for the targeted indications for any of our product candidates;

•	limitations in the approved indications for our product candidates;

•	demonstrated clinical safety and efficacy compared to other products;

•	lack of significant adverse side effects;

•	education, sales, marketing and distribution support;

•	availability and degree of reimbursement from third-party payors;

•	timing of market introduction and perceived effectiveness of competitive products;

•	cost-effectiveness;

•	availability of alternative therapies at similar or lower cost, including generics, biosimilar and over-the-counter products;

•	adverse publicity about our product candidates or favorable publicity about competitive products;

•	convenience and ease of administration of our products;

•	potential product liability claims; and

•	government-imposed pricing restrictions.

If our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, sufficient revenue may not be generated from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

REG1 and each of our other product candidates consist of a therapeutic aptamer and its specific active control agent. These two components are administered at different times and in different strengths and the failure to administer the components correctly may expose a patient to significant risk. Physicians will need to be educated as to our products’ novel mechanisms of action and trained as to the proper use of our products. Physicians may be unwilling to devote the time necessary to learn how to use our product candidates properly and may continue using other competing products even if our products are safer and more effective. As a result, the commercialization of any approved product may be slower than we expect and any approved product may not achieve the level of acceptance we anticipate. If physicians are unwilling to use our products as a result of their novel mechanisms of action or the need to be trained on their use, our business may suffer.

We do not have the capability to sell, distribute and market our product candidates. If we are unable to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements, we may not be able to commercialize our product candidates successfully.

We do not have the capability to sell, distribute and market our product candidates. We will need to build a commercial organization or secure a strategic partner to commercialize REG1 or any other product candidates. If we are unable to build a commercial infrastructure or secure a strategic collaboration, our business and results of operations will be materially and adversely affected. Development of an internal commercial organization will require substantial resources and will be time consuming. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish a sales and marketing capability, our operating results may be adversely affected. If we seek to enter into sales and marketing or licensing arrangements with third parties for the marketing and sale of any approved products, we may be unable to enter into any such arrangements on acceptable terms, or at all.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

Even if regulatory approval is obtained for any of our product candidates, regulatory authorities may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of high profile adverse safety events with certain drug products, regulatory authorities may require, as a condition of approval, costly REMS, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. For example, any labeling approved for any of our product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications. Furthermore, any new legislation addressing drug safety issues could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements.

Our product candidates will also be subject to ongoing regulatory requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information. In addition, sellers of approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our CMOs are subject to continual review and periodic inspections to assess compliance with cGMP. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing, or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning or other letters;

•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

•

require us to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	impose other civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.

We expect that our existing and future product candidates will face competition and most of our competitors have significantly greater resources than we do.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies and generic or biosimilar drug companies. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, mechanism of action, control and predictability, convenience of dosing and price and reimbursement. Our most advanced product candidate, REG1, is being developed for use in patients undergoing percutaneous coronary intervention for a wide variety of cardiovascular conditions. If approved for this indication, REG1 would compete with a number of currently-marketed anticoagulants, including bivalirudin, currently marketed and sold by The Medicines Company under the brand name Angiomax® in the United States, and heparin, or UFH, and low molecular weight heparin, or LMWH, both of which are available as biosimilars and currently manufactured and sold by multiple manufacturers. Otamixaban, which is being developed by Sanofi, is being evaluated in a Phase 3 clinical trial for patients with unstable angina and non-ST elevated myocardial infarctions scheduled to undergo an early invasive strategy. If REG1 is approved for this initial indication, we intend to seek approval for the use of REG1 in other cardiovascular indications. If approved for these additional indications, REG1 would potentially compete with the same treatments described above.

Many of our potential competitors have substantially greater:

•	resources, including capital, personnel and technology;

•	research and development capability;

•	clinical trial expertise;

•	regulatory expertise;

•	intellectual property rights, including patent rights;

•	expertise in obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights;

•	manufacturing and distribution expertise; and

•	sales and marketing expertise.

Accordingly, our competitors may be more successful than us in obtaining regulatory approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of their development and commercialization. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance of REG1 or any of our other product candidates. If there is not sufficient reimbursement for our products, it is less likely that our products will be widely used.

Market acceptance and sales of REG1 or any other product candidates that we develop will depend on reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for REG1 or any other product candidates that we develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize REG1 or any other product candidates that we develop.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation established Medicare Part D, which expanded Medicare coverage for outpatient prescription drug purchases by the elderly but provided authority for limiting the number of drugs that will be covered in any therapeutic class. The MMA also introduced a new reimbursement methodology based on average sales prices for physician-administered drugs.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. We expect to experience pricing pressures in connection with the sale of REG1 and any other products that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the Affordable Care Act, became law in the United States. The goal of the Affordable Care Act is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Affordable Care Act may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of REG1 or any future product candidates. Members of the U.S. Congress and some state legislatures are seeking to overturn at least portions of the legislation and we expect they will continue to review and assess this legislation and possibly alternative healthcare reform proposals. We cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

If we obtain approval to commercialize any approved products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If REG1 or any of our other product candidates are approved for commercialization outside of the United States, we intend to enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. We expect that we will be subject to additional risks related to entering into international business relationships, including:

•	different regulatory requirements for drug approvals;

•	reduced protection for intellectual property rights, including trade secret and patent rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, hurricanes, floods and fires; and

•	difficulty in importing and exporting clinical trial materials and study samples.

Risks Relating to Our Dependence on Third Parties

We may not succeed in establishing and maintaining collaborative relationships, which may significantly limit our ability to develop and commercialize our product candidates successfully, if at all.

We intend to seek collaborative relationships for the development and commercialization of our product candidates, including REG1. Failure to obtain a collaborative relationship for REG1, particularly in the European Union and for other markets requiring extensive sales efforts, may significantly impair the potential for this product candidate. We also will need to enter into collaborative relationships to provide funding to support our other research and development programs. The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

•	a collaboration partner may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

•

a collaboration partner may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	a collaboration partner may cease development in therapeutic areas which are the subject of our strategic collaboration;

•	a collaboration partner may not devote sufficient capital or resources towards our product candidates;

•	a collaboration partner may change the success criteria for a product candidate thereby delaying or ceasing development of such candidate;

•

a significant delay in initiation of certain development activities by a collaboration partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaboration partner could develop a product that competes, either directly or indirectly, with our product candidate;

•	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

•	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	a partner may exercise a contractual right to terminate a strategic alliance;

•

a dispute may arise between us and a partner concerning the research, development or commercialization of a product candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•	a partner may use our products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of capital.

We rely on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that our clinical trials are conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA’s current good clinical practices requirements, or cGCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with cGCPs. In addition, our clinical trials, including our REGULATE-PCI trial, will require a sufficiently large number of test subjects to evaluate the safety and effectiveness of a product candidate. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, our clinical trials may be delayed or we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are not able to control whether or not they devote sufficient time and resources to our clinical trials. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for such product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We also rely on other third parties to store and distribute drug products for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue.

We do not have multiple sources of supply for the components used in REG1 and our other product candidates. If we were to lose a supplier, it could have a material adverse effect on our ability to complete the development of REG1 or our other product candidates or, if we obtain regulatory approval for REG1 or our other product candidates, to commercialize them.

We do not have multiple sources of supply for the components used in REG1 and our other product candidates. We also do not have long-term supply agreements with any of our suppliers. If for any reason we are unable to obtain drug compounds from a supplier, we would have to seek to obtain it from another oligonucleotide manufacturer. We may not be able to establish additional sources of supply for our product candidates, or may be unable to do so on acceptable terms. Such suppliers are subject to regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions.

The number of oligonucleotide suppliers is limited. In the event it is necessary or desirable to acquire supplies from an alternative supplier, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company.

As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA prior to commercialization. If supply from the approved supplier is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through an NDA supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

If we are unable to obtain the supplies we need at a reasonable price or on a timely basis, it could have a material adverse effect on our ability to complete the development of REG1 and our other product candidates or, if we obtain regulatory approval for REG1 or our other product candidates, to commercialize them.

We rely on third-party manufacturers to produce our product candidates. If we experience problems with any of these suppliers, the manufacturing of our product candidates or products could be delayed.

We do not have the capability to manufacture our product candidates and do not intend to develop that capability. As a result, we rely on CMOs to produce our product candidates. If REG1 or our other product candidates are approved for sale, we expect to enter into contracts with CMOs for the commercial scale production of the approved product. Reliance on CMOs entails risks, including:

•	the inability to meet our product specifications and quality requirements consistently;

•	inability to access production facilities on a timely basis;

•	inability or delay in increasing manufacturing capacity;

•	manufacturing and product quality issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for commercial level activity;

•	a failure to satisfy the FDA’s cGMP requirements and similar foreign standards on a consistent basis;

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	the reliance on a single sources of supply which, if unavailable, would delay our ability to complete our clinical trials or to sell any product for which we have received marketing approval;

•	the lack of qualified backup suppliers for supplies that are currently purchased from a single source supplier;

•	operations of our CMOs or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the CMO or supplier;

•	carrier disruptions or increased costs that are beyond our control; and

•	the failure to deliver products under specified storage conditions and in a timely manner.

Any of these risks could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Manufacturing of our product candidates and any approved products could be disrupted or halted if our CMOs do not comply with cGMP or foreign manufacturing standards, even if the compliance failure does not relate to our product candidates or approved products. Furthermore, if any of our product candidates are approved and our CMOs fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA or a foreign regulator.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining proprietary rights important to our business, as well as successfully defending and enforcing those proprietary rights if challenged. The procurement, defense and enforcement of intellectual property rights involve complex legal and factual questions. Changes in either the patent laws or in interpretations of patent laws in the United States and foreign jurisdictions may diminish the value of our intellectual property. Laws relating to patent rights continue to evolve in the United States and foreign jurisdictions, as does their interpretation by national patent offices and judicial systems, creating some uncertainty for patent applicants, patent owners and licensees.

Our ability to stop third parties from using our technology or making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If any patent we currently or in the future may own or license is deemed invalid or unenforceable, it could impact our commercial success. We cannot predict the breadth of claims that may be issued from any patent applications we currently or may in the future own or license from third parties.

The degree of future protection our proprietary rights may afford is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make, use, sell, offer to sell or import products that are similar to our product candidates but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by our patent portfolio;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies in a manner that does not violate our trade secrets;

•	our proprietary rights may not provide us with any competitive advantages;

•	we may not develop additional technologies or products that are patentable or suitable to maintain as trade secrets; or

•	the proprietary rights of others may have an adverse effect on our business.

As of April 29, 2013, we are the owner of record of five issued or allowed U.S. patents and six issued or allowed non-U.S. patents, as well as the licensee of at least nine issued or allowed U.S. patents and at least ten issued or allowed non-U.S. patents. We are actively pursuing an additional 13 U.S. patent applications, of which four are provisional and nine are non-provisional, one international patent application and 40 non-U.S. patent applications in twelve jurisdictions as the owner of record, in addition to at least two U.S. patent applications and 14 non-U.S. patent applications under license.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. Our ability to stop third parties from making, using, selling, offering to sell or importing our products or practicing our technology is dependent in part upon the extent to which we have rights in enforceable trade secrets that cover these activities. Trade secret rights can be lost through disclosure to third parties. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our trade secrets to third parties, resulting in loss of trade secret protection. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, which would not constitute a violation of our trade secret rights. Enforcing a claim that a third party is engaged in the unlawful use of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, recognition of rights in trade secrets and a willingness to enforce trade secrets may differ in certain jurisdictions.

Intellectual property disputes are expensive and would consume time and resources and divert the attention of managerial and scientific personnel. We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to enforce or protect our rights to, or use, our technology.

If we choose to go to court to attempt to stop another party from using our intellectual property without authorization, or any licensor of our intellectual property chooses to do the same, rights in our intellectual property may be lost. More specifically, rights in trade secrets we have or obtain may be lost as the result of disclosure associated with of our efforts to stop their unauthorized use. Rights in any patents we have or obtain may be lost as a result of our efforts to stop their unauthorized use, as the party charged with patent infringement has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. There is also the risk that, even if the validity of such patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to such patents. Apart from litigation, adversarial procedures are available in the patent offices of many countries, including the United States, that permit interested third parties to dispute the validity of issued patents or to otherwise impact the course of prosecution of pending patent applications. Intellectual property disputes are expensive and would consume time and resources and divert the attention of managerial and scientific personnel even if we were successful in stopping the unauthorized use of our intellectual property rights. Moreover, the patent laws in the United States and internationally continue to evolve, creating uncertainty as to the likelihood that we will be able to obtain patents and increase the likelihood of challenge to any patents we obtain or license.

Furthermore, a third party may claim that we or our manufacturing partners are engaged in unauthorized use of intellectual property owned by the third party, including patent rights, and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and scientific personnel. There is a risk that a court would decide that we or our CMOs are engaged in unauthorized use of the third party’s valid and enforceable intellectual property, including patent rights, and would order us or our CMOs to stop the activities protected by these rights. In that event, we may not have a viable alternative to the unauthorized use and may need to halt commercialization of the relevant product. In addition, there is a risk that a court will order us or our CMOs to pay the other party damages for having used the other party’s intellectual property in an unauthorized manner. In the future, we may agree to indemnify our CMOs against certain intellectual property claims brought by third parties. Patent rights involve complex factual and legal issues; as a result, it is not always clear to industry participants, including us, whether activities or products are covered by patent rights, or by which patent rights. The breadth of patent claims is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods either do not infringe the claims of the relevant patents or that the patent claims are invalid, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires the alleged infringer to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications may be maintained in secrecy until the patents are issued, publication of patent applications is delayed, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology important to our business. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies and serve as a bar to patentability of our own patent filings. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such invention.

Some of our competitors may be able to sustain the costs of patent-related disputes, including patent litigation, more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Risks Related to Employee Matters and Managing Growth

We will need to expand our operations and increase the size of our company, and we may experience difficulties in managing growth.

As we advance our product candidates through preclinical studies and clinical trials and develop new product candidates, we will need to increase our product development, scientific and administrative headcount to manage these programs. In addition, to meet our obligations as a public company, we will need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	successfully attract and recruit new employees with the expertise and experience we will require;

•	manage our clinical programs effectively, which we anticipate being conducted at numerous clinical sites;

•	develop a marketing, distribution and sales infrastructure if we seek to market our products directly; and

•	continue to improve our operational, manufacturing, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management, finance, scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and business development expertise of our executive officers and key employees identified in the “Management” section of this prospectus. If we lose one or more of our executive officers or key personnel, our ability to implement our business strategy successfully could be seriously harmed. Any of our executive officers or key employees may terminate their employment at any time. We have entered into change of control and severance agreements with certain of our officers as part of our retention efforts. The terms of these agreements are described in the “Executive and Director Compensation – Employment Agreements, Severance and Change in Control Agreements” section of this prospectus. Replacing executive officers and key employees may be difficult, will be costly and may take an extended period of time because of the limited number of individuals in our industry with the mix of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel. Our failure to attract and retain key personnel could materially harm our business.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with applicable provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the related rules and regulations of the Securities and Exchange Commission, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We rely on consultants to perform certain of our accounting and financial reporting functions. We will need to hire additional finance personnel and build our financial infrastructure as we transition to operating as a public company, including complying with the applicable requirements of Section 404 of the Sarbanes-Oxley Act. We may be unable to do so on a timely basis.

Until we are able to expand our finance and administrative capabilities and establish necessary financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with the applicable provisions of the Sarbanes-Oxley Act or existing or new reporting requirements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

We have had a material weakness in our internal control over financial reporting.

We have not been a public reporting company and have had limited accounting personnel and systems to adequately execute accounting processes and limited other supervisory resources with which to address internal control over financial reporting. As such, we have identified past accounting errors, which resulted in the restatement of our previously issued financial statements. We and our independent registered public accounting firm identified a material weakness in internal control over financial reporting related to these items which required adjustment, specifically: (i) accounting for the purchase of supplies used in the production of our drug product, and (ii) accounting for purchase orders related to manufacturing services where work was contracted but not yet performed. Under standards established by the Public Company Accounting Oversight Board, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We are in the process of remediating the material weakness identified by us and our independent registered public accounting firm; however, we cannot assure that there will not be additional material weaknesses and significant deficiencies that our independent registered public accounting firm or we will identify. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with applicable securities laws and listing requirements.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Other Risks Relating to Our Business

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we intend to focus on the regulatory approval of REG1, including the completion of the REGULATE-PCI trial. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on existing and future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic alliance, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability and may have to limit development of a product candidate or commercialization of an approved product.

The use of our product candidates in clinical trials and the sale of any products for which we may obtain marketing approval expose us to the risk of product liability claims. Product liability claims may be brought against us or our CMOs by participants enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling our products. If we cannot successfully defend ourselves against any such claims, we would incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for an approved product and loss of revenue;

•	impairment of our business reputation;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize an approved product.

We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. Our products liability insurance coverage is currently limited to $10.0 million per occurrence and $10.0 million in the aggregate per year. As such, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could cause our stock price to decline and could adversely affect our results of operations and business.

Our operations involve hazardous materials, which could subject us to significant liabilities.

Our research and development processes involve the controlled use of hazardous materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of exposure of individuals to hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We have general liability insurance of up to $1.0 million per occurrence, with an annual aggregate limit of $2.0 million, which excludes pollution liability. This coverage may not be adequate to cover all claims related to our hazardous materials. Furthermore, if we were to be held liable for a claim involving hazardous materials, this liability could exceed our insurance coverage, if any, and our other financial resources. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, employment practices liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Relating to this Offering and Ownership of Our Common Stock

After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

When this offering is completed, our executive officers, directors and stockholders who beneficially owned more than 5% of our common stock before this offering will, in the aggregate, beneficially own shares representing       % of our common stock, assuming such persons do not purchase any shares of our common stock in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

We do not anticipate paying cash dividends on our common stock, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid any cash dividend on our common stock and do not anticipate paying cash dividends on our common stock in the future. Our credit agreement with MidCap prohibits us from paying cash dividends. As a result, the only return to stockholders will be appreciation in the price of our common stock, which may never occur. Investors seeking cash dividends should not invest in our common stock.

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	results and timing of our clinical trials;

•	results of clinical trials of our competitors’ products;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	competition from existing products or new products that may emerge;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or scientific personnel;

•

disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain, maintain, defend or enforce proprietary rights relating to our products and technologies;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	market conditions for biopharmaceutical stocks in general; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, which could potentially harm our business. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                      outstanding shares of common stock. Of these shares,                 may be resold in the public market immediately and the remaining                 shares are currently restricted under securities laws or as a result of lock-up agreements but will be able to be resold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of                 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all                 shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180 day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of the shares offered by this prospectus will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $         per share in the price you pay for shares of our common stock as compared to the pro forma as adjusted net tangible book value per share, based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus). To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. Investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised by us through the date of this offering, but will only own approximately     % of the shares outstanding immediately following the completion of this offering. For further information on this calculation, see “Dilution” elsewhere in this prospectus.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities. If we sell common stock, convertible securities or other equity securities, your investment in our common stock will be diluted. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company particularly after we are no longer an “emerging growth company.”

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission, and The NASDAQ Global Market, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective upon the completion of this offering, may delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

•	classifying our board of directors into three classes;

•	authorizing the issuance of “blank check” convertible preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	requiring a supermajority vote of stockholders to amend our certificate of incorporation or bylaws;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding the timing of our clinical trials, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our plans to initiate and complete our single, open-label 13,200 subject Phase 3 trial of REG1;

•

our ability to satisfy domestic and international regulatory requirements with respect to REG1 and our other product candidates, many of which are new and still evolving, and the labeling under any approval we may obtain;

•	the performance of contract research organizations who conduct our clinical trials for us;

•	the performance of third-party manufacturers who supply or manufacture our products;

•	our ability to develop commercialization and marketing capabilities or to enter into strategic partnerships to develop and commercialize REG1 or any of our other product candidates;

•	the timing and success of the commercialization of REG1 or any of our other product candidates;

•	the rate and degree of market acceptance of REG1;

•	the size and growth of the potential markets for REG1 and our ability to serve those markets;

•	our plans to expand the indications of REG1;

•	our ability to discover, develop and commercialize novel and innovative therapies using our proprietary technology platform;

•	regulatory developments in the United States and foreign countries;

•	competition from existing antithrombotic drugs or new antithrombotic drugs that may emerge;

•	potential product liability claims;

•	our ability to attract and retain a sufficient number of scientists, clinicians, sales personnel and other key personnel;

•	our ability to obtain, maintain, defend and enforce intellectual property rights protecting our product candidates;

•	the accuracy of our estimates regarding expenses and capital requirements; and

•	our ability to adequately support future growth.

These statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents referenced in this prospectus and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $       million from our sale of common stock in this offering, or approximately $       million if the underwriters exercise their overallotment option in full, based on an assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to fund our single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, and to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use approximately $       million of the net proceeds from this offering for the REGULATE-PCI trial and the balance to fund working capital and to support our operations.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including:

•	the timing of the REGULATE-PCI trial;

•	any delays in the achievement of the interim milestones for the REGULATE-PCI trial;

•	the extent to which the U.S. Food and Drug Administration may require us to perform additional clinical trials for REG1;

•	the scope, progress, results and costs of development for additional indications for REG1 and for our other product candidates;

•	the extent to which we establish collaboration, co-promotion, distribution and other similar agreements for REG1 or our other product candidates;

•	the extent to which we acquire or invest in products, businesses and technologies;

•	the costs of obtaining, maintaining, defending and enforcing intellectual property claims; and

•	any unforeseen or underestimated cash needs.

Therefore, as of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering.

We believe that the net proceeds of this offering will be sufficient for us to fund the REGULATE-PCI trial through the interim analysis at 50% enrollment, which we expect will occur by the end of 2014. It is possible that we will not achieve the progress that we expect with respect to REG1 because the actual costs and timing of conducting a large Phase 3 clinical trial are difficult to predict and are subject to substantial risks and delays. Except for potential additional sales of our Series E Preferred Stock as described in “Certain Relationships and Related Party Transactions—Series E Financing,” we have no committed external sources of funds. The expected net proceeds of this offering will not be sufficient for us to complete the REGULATE-PCI trial and we will need to raise substantial additional capital to complete the development and commercialization of REG1. We also will need to raise additional capital in the future to complete the development and commercialization of REG1 for additional indications and for our other product candidates. As a result, we will need to finance our future cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect that we will retain all of our available funds and future earnings, if any, for use in the operation and expansion of our business. Our loan agreement with MidCap Financial SBIC, LP prohibits us from paying cash dividends on our common stock and the terms of any future loan agreement we enter into or any debt securities we may issue are likely to contain similar restrictions on the payment of dividends. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, restrictions imposed by applicable law, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2012:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of our shares of preferred stock outstanding as of December 31, 2012 into an aggregate of 142,605,989 shares of common stock; and

•

on a pro forma as adjusted basis to further reflect the issuance and sale by us of shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and the receipt by us of the expected net proceeds of such sale.

You should read this information together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” as well as our financial statements and the related notes, which appear elsewhere in this prospectus.

	As of December 31, 2012
	Actual	Pro forma	Pro forma as adjusted
	(unaudited, in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$14,764	$14,764		$

Long-term debt, including current portion	4,500	4,500

Stockholders’ equity:
Convertible preferred stock; $0.001 par value: 198,363,299 shares authorized, 142,605,989 shares issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	122,050	—
Common stock; $0.001 par value: 241,780,799 shares authorized, 3,695,397 shares issued and outstanding, actual; 241,780,799 shares authorized and 146,301,386 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	4	122,054
Additional paid-in capital	4,800	4,800
Accumulated other comprehensive income (loss)
Accumulated deficit	(110,540)	(110,540)

Total stockholders’ equity	16,314	16,314

Total capitalization	$20,814	$20,814	$

The number of shares of our common stock to be outstanding upon completion of this offering includes 3,695,397 shares of our common stock outstanding as of December 31, 2012 and 142,605,989 shares of our common stock issuable upon conversion of our preferred stock outstanding as of December 31, 2012, and excludes:

•	14,320,168 shares of our common stock issuable upon the conversion of 14,320,168 shares of our Series E Preferred Stock issued subsequent to December 31, 2012;

•	24,104,638 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2012, at a weighted average exercise price of $0.43 per share;

•	341,500 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2012, at a weighted average exercise price of $0.01 per share;

•	15,239,725 shares of our common stock reserved for future issuance under our 2004 Equity Compensation Plan;

•	shares of our common stock issuable upon the exercise of options granted under our Equity Compensation Plan conditioned upon the consummation of this offering; and

•	shares of our common stock reserved for future issuance under our 2013 Equity Compensation Plan which will become effective upon the consummation of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Net historical tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of December 31, 2012. Our net tangible book value (deficit) as of December 31, 2012 was $         million, or $         per share.

Pro forma net tangible book value (deficit) gives effect to the conversion of our convertible preferred stock outstanding as of December 31, 2012 into an aggregate of 142,605,989 shares of our common stock which will occur automatically upon the completion of this offering. Our pro forma net tangible book value (deficit) as of December 31, 2012 would have been approximately $         million, or $         per share.

Pro forma as adjusted net book value is our pro forma net tangible book value (deficit), after giving effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Our pro forma as adjusted net book value as of December 31, 2012 would have been approximately $         million, or $         per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2012	$
Pro forma increase in net tangible book value per share attributable to the conversion of convertible preferred stock
Pro forma net tangible book value per share as of December 31, 2012
Pro forma increase in net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share, after giving effect to this offering

Dilution of pro forma as adjusted net tangible book value per share to new investors		$

If the underwriters exercise their overallotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, which amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share of our common stock to existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share of our common stock to new investors purchasing shares of common stock in this offering.

If any shares are issued upon exercise of outstanding options or warrants, you may experience further dilution. The above discussion and table are based on 3,695,397 shares of our common stock issued and outstanding as of December 31, 2012, after giving effect to the conversion of our shares of preferred stock outstanding as of December 31, 2012 into an aggregate of 142,605,989 shares of common stock upon completion of this offering and excludes the following:

•	14,320,168 shares of our common stock issuable upon the conversion of 14,320,168 shares of our Series E Preferred Stock issued subsequent to December 31, 2012;

•	24,104,638 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2012, at a weighted average exercise price of $0.43 per share;

•	341,500 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2012, at a weighted average exercise price of $0.01 per share;

•	15,239,725 shares of our common stock reserved for future issuance under our 2004 Equity Compensation Plan;

•	shares of our common stock issuable upon the exercise of options granted under our Equity Compensation Plan conditioned upon the consummation of this offering; and

•	shares of our common stock reserved for future issuance under our 2013 Equity Compensation Plan which will become effective upon the consummation of this offering.

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2012, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by our existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, before the deduction of the estimated underwriting discount and estimated offering expenses payable by us. Investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering
New investors participating in this offering

Total

The number of shares purchased from us by existing stockholders is based on 3,695,397 shares of our common stock outstanding as of December 31, 2012 plus 142,605,989 shares of our common stock to be issued upon conversion of preferred stock outstanding as of December 31, 2012 upon the completion of this offering. This number excludes:

•	14,320,168 shares of our common stock issuable upon the conversion of 14,320,168 shares of our Series E Preferred Stock issued subsequent to December 31, 2012;

•	24,104,638 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2012, at a weighted average exercise price of $0.43 per share;

•	341,500 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2012, at a weighted average exercise price of $0.01 per share;

•	15,239,725 shares of our common stock reserved for future issuance under our 2004 Equity Compensation Plan;

•	shares of our common stock issuable upon the exercise of options granted under our Equity Compensation Plan conditioned upon the consummation of this offering; and

•	shares of our common stock reserved for future issuance under our 2013 Equity Compensation Plan which will become effective upon the consummation of this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity securities in the future, there may be further dilution to new investors participating in this offering.

SELECTED FINANCIAL DATA

The following table summarizes our selected financial data for the periods and as of the dates indicated. Our selected statements of operations data for each of the years in the periods ended December 31, 2012 and 2011, and our selected balance sheet data as of December 31, 2012, have been derived from our audited financial statements and their related notes, which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future periods. Our selected financial data should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and their related notes, which are included elsewhere in this prospectus.

	Years ended December 31,
	2012	2011
Statement of operations data:	(in thousands, except per share data)
Revenue	$—	$—

Operating expenses:
Research and development	(5,306)	(11,862)
General and administrative	(6,857)	(7,042)

Total operating expenses	(12,163)	(18,904)

Loss from operations	(12,163)	(18,904)
Other income (expense), net	(899)	(294)

Net loss	$(13,062)	$(19,198)

Net loss per share, basic and diluted(1)	(3.53)	(5.20)

Shares used to compute basic and diluted net loss per share(1)	3,695	3,691

Pro forma net loss per share, basic and diluted (unaudited)(2)	$(0.11)	$(0.18)

Shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)	115,984	104,339

(1)	See Note 8 of our Notes to Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and net loss per common share.
(2)	The calculations for the unaudited pro forma net loss per common share, basic and diluted, assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later.

	As of December 31,
	2012	2011
	(unaudited, in thousands)
Balance sheet data:

Cash, cash equivalents and short-term investments	$14,764	$9,235
Working capital	16,187	7,589
Total assets	21,803	14,555
Current liabilities	925	1,970
Long-term debt, including current portion	4,500	6,000
Other liabilities	64	—
Common stock	4	4
Convertible preferred stock	122,050	99,897
Additional paid-in-capital	4,800	4,162
Accumulated deficit	(110,540)	(97,478)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those described below. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on the discovery and development of novel, first-in-class, actively controllable antithrombotic drug systems for acute and sub-acute cardiovascular indications. We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our actively controllable product candidates have the potential to improve outcomes, enhance the patient experience and reduce overall treatment costs.

We are not profitable and do not expect to be profitable in the foreseeable future. We have incurred net losses in each year since our inception, including net losses of approximately $13.1 million and $19.2 million for 2012 and 2011, respectively. As of December 31, 2012, we had an accumulated deficit of approximately $110.5 million. We have devoted most of our financial resources to research and development, including our preclinical development activities and clinical trials. We have not completed development of any product candidate and we have therefore not generated any revenues from product sales. As a result, we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern, and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2012 with respect to this uncertainty. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability.

Financial Operations Overview

    Revenue

To date, we have not generated any product revenue. Our ability to generate product revenue, which we do not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of our lead product candidate, REG1.

    Research and Development Expenses

Research and development expenses consist of the costs associated with our research and discovery activities, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Our research and development expenses consist of:

•	employee salaries and related expenses, which include non stock-based compensation benefits for the personnel involved in our research and development activities;

•	external research and development expenses incurred under agreements with third-party contract research organizations, or CROs, and clinical sites;

•	expenses incurred to manufacture clinical trial materials; and

•	license fees for and milestone payments related to in-licensed products and technologies.

We expense research and development costs as incurred. Conducting a significant amount of research and development is central to our business model. Product candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of late stage clinical trials.

For the years ended December 31, 2012 and 2011, we incurred aggregate research and development expenses of approximately $4.5 million and $9.7 million, respectively, for REG1. We expect to incur increased expenses related to our single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, which we expect to commence in the second half of 2013. We will also incur increased research and development expenses as we advance our other product candidates and expand our research and development programs.

We track external development expenses and direct personnel expenses on each indication for our product candidates. Substantially all of our research and development expenses for REG1 have related to its initial indication, although we expect certain of the data obtained will support development of additional REG1 indications as well as the development of REG2. Overhead costs related to facilities, depreciation, employee benefits and bonuses, stock-based compensation, research and development management and research and development support services and supplies are not allocated to specific product candidates or indications, because the development projects tend to vary from period to period and internal resources are utilized across and benefit multiple programs over any given period of time. The following table is a summary of our research and development expenses for the years ended December 31, 2012 and 2011 and for the period from inception to December 31, 2012:

	Years Ended December 31,		Period from Inception (December 19, 2001) to December 31, 2012
	2012	20111
	(in thousands)
REG1	$4,530	$9,651	$61,436
REG3	420	1,827	5,588
REG2	356	384	4,087

Total research and development expense	$5,306	$11,862	$71,111

The successful development of our clinical and preclinical product candidates is highly uncertain. At this time, other than as discussed below, we cannot reasonably estimate the nature, timing or costs of the efforts that will be necessary to complete the remainder of the development of any of our product candidates or the period, if any, in which material net cash inflows from those product candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the number of countries included in the trials;

•	the number of subjects that participate in the trial;

•	the per subject trial costs;

•	the length of time required to enroll suitable subjects, achieve interim milestones and complete clinical trials;

•	the cost and timeliness of obtaining clinical trial supplies; and

•	the phase of development of the product candidate.

Development timelines, probability of success and development costs vary widely. As a result of the uncertainties discussed above, we anticipate that we will make determinations as to which product candidates and indications to pursue and how much funding to direct to each product candidate and indication on an ongoing basis. Accordingly, we cannot currently estimate with any degree of certainty the amount of time or money that we will be required to expend in the future on the research and development of our product candidates.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs, including stock-based compensation expenses and benefits, for all personnel. Other general and administrative expenses including all facility costs, and professional fees for legal, consulting, auditing and tax services. We anticipate that our general and administrative expenses will increase in future periods to support increases in our research and development activities and as a result of increased headcount, expanded infrastructure, and increased legal, compliance, accounting and investor and public relations expenses associated with being a public company.

Interest Income (Expense)

Interest income consists of interest earned on our cash and cash equivalents. We expect our interest income to increase following the completion of this offering as we invest the net proceeds from this offering pending their use in our operations. Interest expense in 2011 related to interest paid on our loan with MidCap Financial SBIC, LP, or MidCap. Interest expense in 2012 related to interest paid on our MidCap loan and incurred on our convertible notes.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience, known trends and events and various other factors, which management believes to be reasonable under the circumstances, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The notes to our audited financial statements, which are included elsewhere in this prospectus, contain a summary of our significant accounting policies. We consider the following accounting policies critical to the understanding of the results of our operations.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include fees paid to CROs in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in us reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation Expenses

We record the fair value of stock options issued to employees and directors as of the grant date as compensation expenses. We recognize compensation expenses over the requisite service period, which is the vesting period. For non-employees, we also record stock options at their fair value as of the grant date. We then periodically re-measure the awards to reflect the current fair value at each reporting period until the non-employee completes the performance obligation or the date on which a performance commitment is reached. Compensation expenses are recognized over the related service period.

We calculate the fair value of stock-based compensation awards using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing method for the years ended December 31, 2012 and 2011 are set forth below:

	Years ended December 31,
	2012	2011
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	44.05%	45.82%
Risk-free interest rate	1.38%	1.50%
Expected term of options	6.25 years	6.25 years

Expected dividend yield. We base the expected dividend yield assumption on the fact that we have never paid cash dividends and have no present intention to pay cash dividends on our common stock.

Expected stock-price volatility. The expected stock-price volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. In selecting the peer group, management considered publicly-traded biopharmaceutical companies with existing clinical stage anticoagulants or cardiovascular therapies. Management further considered the development stage of the peer group companies. Approximately half of the peer group companies are development or clinical stage companies and the other half have a range of products at various phases of clinical trials, including one company that markets a product that management considers directly competitive with our product candidates. Management also considered the financial leverage of the peer group companies. In general, management selected peer group companies that have no to low leverage levels. In connection with its July 15, 2011 valuation, management determined to exclude one comparable company from its volatility analysis because it had extremely high leverage ratios and in connection with its December 31, 2012 valuation management determined to exclude two comparable companies from its volatility analysis for the same reason.

Risk-free interest rate. We base the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

Expected term of options. The expected term of options represents the period of time that options are expected to be outstanding. Because we do not have historic exercise behavior, we determine the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our general and administrative expenses.

The following table presents the grant dates, number of underlying shares and related exercise prices of stock options granted to employees and consultants since January 1, 2011, as well as the estimated fair value of the underlying common stock at each grant date:

Grant Date	Number of Shares Underlying Option Grant	Exercise Price per Share	Fair Value Estimate per Common Share
August 1, 2011	25,000	$0.23	$0.23
September 28, 2011 (1)	3,837,109	$0.23	$0.23
April 6, 2012	5,000	$0.23	$0.23
April 25, 2012	5,000	$0.23	$0.23

(1)	As discussed below, 3,812,109 of the options were subsequently cancelled and then regranted effective April 25, 2012.

The intrinsic value of our outstanding vested and unvested option grants as of December 31, 2012, assuming an initial public offering price of $0.72 per share, the per share offering price of the Series E Preferred Stock and taking into account the applicable exercise price of such options, is set forth in the following table:

Exercise Price	Options Outstanding	Options Exercisable	Net Value per Share(1)	Intrinsic Value (Vested)	Intrinsic Value (Unvested)
$0.10	1,231,964	1,231,964	$0.62	$763,817	$—
$0.12	5,000	5,000	$0.60	$3,000	$—
$0.20	695,000	695,000	$0.52	$361,400	$—
$0.23	3,837,109	1,516,147	$0.49	$742,912	$1,137,271
$0.27	9,014,409	6,834,193	$0.45	$3,075,387	$981,097
$0.58	10,000	10,000	$0.14	$1,400	$—
$0.65	2,012,000	2,011,998	$0.07	$140,840	$—
$0.70	2,321,000	2,287,655	$0.02	$45,753	$667
$0.75	4,978,156	4,978,154	$(0.03)	$—	$—

	24,104,638	19,570,111		$5,134,509	$2,119,035

(1)	Net value per share is calculated by subtracting the applicable exercise price from the assumed initial public offering price of $0.72 per share, the per share offering price of the Series E Preferred Stock.

Common Stock Fair Value

Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with the assistance and upon the recommendation of management, in good faith, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, including:

•

the prices at which we most recently sold our preferred stock and the rights, preferences and privileges of the preferred stock as compared to those of our common stock, including the liquidation preferences of the preferred stock;

•

our results of operations, financial position and the status of our research and development efforts, including the status of clinical trials for REG1 and our specific regulatory status and interactions with regulatory authorities;

•

the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, given prevailing market conditions, or a strategic merger or sale of our company;

•	the material risks related to our business;

•	achievement of enterprise milestones, including the results of clinical trials and our entry into or termination of collaboration and license agreements;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors, and recently completed mergers and acquisitions of companies comparable to us;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	a valuation prepared by an independent third-party consultant.

July 15, 2011 Valuation

An analysis of the enterprise value of our company and the fair market value of our common stock was conducted July 15, 2011. We utilized an option pricing method to value our common stock conducted as of July 15, 2011 for purposes of establishing stock option exercise prices and for utilization in the Black-Scholes option-pricing method for calculating stock-based compensation expense as discussed below. The resulting implied per share value of our common stock was $0.23 per share as of July 15, 2011. The option based model was employed to assess the value of common stock based on our capital structure, and this option based model considered the relative rights and preferences of the various securities, including the seniority of the liquidation preferences for debt and preferred equity, and the potential for dilution caused by the conversion of the preferred equity. Our preferred stockholders have various rights that give them greater control and influence over future liquidity, financing and other decisions relating to our company than the holders of our common stock. The option pricing methodology applied probabilities at each stage of development to assess the likelihood of success at each stage, and a 10% discount for lack of marketability was applied.

The valuation was determined using a discounted cash flow, or DCF, analysis, which establishes value for a company based on expected future economic benefits. The estimation of future cash flows was based on a financial forecast prepared by management. In applying the DCF analysis, projected cash flows are discounted to present value using a discount rate that reflects investor-required rates of return for similar investments. The enterprise value was then allocated among the different classes of stock using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, assuming the enterprise has funds to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option that gives its owner the right, but not the obligation, to buy the underlying enterprise value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the enterprise value rather than, as in the case of a standard call option, a comparison with a per-share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. This method considers the various terms of the stockholder agreements, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations, upon liquidation, of the enterprise as of the future liquidation date.

Stock Option Grants on August 1, 2011 and September 28, 2011

Our board of directors granted stock options on August 1, 2011 and September 28, 2011, having an exercise price of $0.23 per share, which our board of directors determined to be equal to the fair value of our common stock on each date of grant. The exercise price per share determined by our board of directors was supported by the July 15, 2011 valuation referenced above. The specific facts and circumstances considered by our board of directors for the July 15, 2011 valuation included the following:

•

on May 25, 2011, we sold 16,111,111 shares of our Series D Preferred Stock at a purchase price of $0.72 per share for aggregate gross proceeds of $11.6 million and secured a $6.0 million loan from MidCap;

•	the regulatory status of our product candidates;

•	the general market conditions for private company financings for development stage companies, including strategic alignments; and

•	the liquidation preference of our outstanding preferred stock.

The resulting value, which represented the estimated fair value of our common stock, as of August 1, 2011 and September 28, 2011, was $0.23 per share.

In addition to the objective and subjective factors listed above, our board of directors also considered input from management and the valuation as of July 15, 2011 and determined there was no change in the fair value of our common stock between July 15, 2011 and September 28, 2011.

Stock Option Grants on April 6, 2012 and April 25, 2012

After a determination by our board of directors that our 2004 Equity Compensation Plan, as amended, or equity plan, contained inadequate authorized shares for the September 28, 2011 stock option issuances, the board of directors cancelled the September 28, 2011 options and regranted the options after amending the equity plan. The equity plan was amended and options regranted effective April 25, 2012 with the same exercise price, effective date, and vesting schedules as the original September 28, 2011 grants. This was accounted for as a modification on our financial statements and had no material impact on the financial statements. Additional options were granted on April 6, 2012. The exercise price of both option grants was $0.23 per share, which our board of directors determined to be equal to the fair value of our common stock on each date of grant. The exercise price per share determined by our board of directors was supported by an independent third party valuation as of July 15, 2011. In determining the exercise price for these grants, our board of directors considered that there had been no change in the specific facts and circumstances considered by our board of directors in connection with the July 15, 2011 valuation.

The resulting value, which represented the estimated fair value of our common stock as of April 6, 2012, and April 25, 2012 was $0.23 per share.

December 31, 2012 Valuation

As of December 31, 2012, we utilized the probability weighted expected return method, or PWERM, to value our common stock for purposes of the Black-Scholes option-pricing method for calculating stock-based compensation expense. In determining the value of our common stock, we relied also in part upon an independent third-party valuation performed as of December 31, 2012. The resulting implied per share value of our common stock was $0.59 at December 31, 2012. We have not issued any stock options subsequent to April 25, 2012.

The December 31, 2012 valuation of common stock was determined using the PWERM approach which incorporates the future enterprise value estimated under various potential future liquidity events and applies probabilities to each scenario. The enterprise value for each scenario was estimated using a DCF analysis, which establishes value for a company based on expected future economic benefits. The estimation of future cash flows was based on a financial forecast prepared by management. In applying the DCF method, projected cash flows are discounted to present value on the assumed date of the liquidity event using a discount rate that reflects investor-required rates of return for similar investments. The enterprise value estimated for the future liquidity events is then allocated among the different classes of stock, probability adjusted and discounted to present value, resulting in a probability-weighted equity value of a company. For our valuation, we considered the following future scenarios: an IPO at June 30, 2013, an IPO at December 31, 2013, a strategic merger or sale of our company by March 31, 2014 and failure or dissolution of our company with no value to our common stockholders.

The weight attributed to each of these scenarios is set forth in the table below:

Scenario	Weight
IPO by June 30, 2013	50%
IPO by December 31, 2013	30%
Acquisition by March 31, 2014	10%
Dissolution and liquidation	10%

In determining the value of our common stock in the scenarios for an IPO, we assumed that the preferred stock then outstanding would be converted into common stock. In allocating value to our common stock in the merger or sale scenarios, we first allocated to our outstanding shares of preferred stock the greater of the liquidation preference of the preferred stock and the amount that would have been payable had all such shares of preferred stock been converted to common stock immediately prior to such event, and then allocated any remaining value to our common stock. A 2.5% discount for lack of marketability was applied, and the various rights of our preferred stockholders, including greater control and influence over future liquidity, financing and other decisions, were factored into the overall assessment. We believe that a lower marketability discount compared to that used in the July 15, 2011 valuation was justified by several factors, including our belief that the results of our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, and our post-Phase 2b meetings with the U.S. Food and Drug Administration and the European Medicines Agency, made our company more attractive to potential acquirers and investors, our understanding, based on input received from members of our board of directors, investors and investment bankers, that market conditions had improved for initial public offerings by life science companies, and steps that we had taken to prepare our company for an IPO and in anticipation of the preparation and filing of the registration statement of which this prospectus forms a part.

There are significant judgments and estimates inherent in the determination of these inputs to the valuations. These judgments and estimates include assumptions regarding our future performance, including the regulatory status of our product candidates; the value of completing an IPO at different time points; the potential value of a strategic merger or sale at different time points; and the timing and probability of continuing to successfully progress our various product candidates toward commercialization under differing operational scenarios, as well as determinations of the appropriate valuation methods. If different assumptions had been applied in the valuations, our stock-based compensation expense, net loss and net loss per share would have been significantly different. While the assumptions used represent management’s best estimates, these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if revisions are made to the underlying assumptions and estimates, our stock-based compensation expense valuations could vary significantly from period to period.

Results of Operations

Years Ended December 31, 2012 and 2011

The following table sets forth certain information concerning our results of operations for the periods shown:

	Years Ended December 31,
	2012	2011	Change
	(in thousands)
Operating expenses:
Research and development	$(5,306)	$(11,862)	$6,556
General and administrative	(6,857)	(7,042)	185

Total operating expenses	(12,163)	(18,904)	6,741

Interest income (expense):
Interest income	5	7	(2)
Interest expense	(904)	(301)	(603)

Total other income (expense)	(899)	(294)	(605)

Net loss	$(13,062)	$(19,198)	$6,136

Research and Development Expenses

Research and development expenses decreased by $6.6 million to $5.3 million for the year ended December 31, 2012, from $11.9 million for year ended December 31, 2011. The decrease was primarily due to a decrease of $6.0 million in clinical and manufacturing expenses in 2012 as a result of the completion in 2011 of our RADAR trial, manufacturing and clinical expense in connection with preparing for our REGULATE-PCI trial and manufacturing expenses in connection with REG3 preclinical studies. As described below, we expect to incur significantly increased research and development expenses in connection with our REGULATE-PCI trial.

General and Administrative Expenses

General and administrative expenses decreased by $0.2 million, to $6.8 million for the year ended December 31, 2012, from $7.0 million for year ended December 31, 2011. The decrease in expense was primarily due to lower bonus payments in 2012. As described above, we expect that general and administrative expenses will increase significantly as we transition to operating as a public company.

Interest Income (Expense)

Interest income decreased by $2,000, to $5,000 for the year ended December 31, 2012, from $7,000 for the year ended December 31, 2011, primarily as a result of lower investable cash balances.

Interest expense increased by $0.6 million, to $0.9 million for the year ended December 31, 2012, from $0.3 million for year ended December 31, 2011. The increase was primarily due to interest payable on our $6.0 million loan from MidCap which we entered into in 2011 and on our $6.8 million in convertible notes issued in May 2012.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have not generated any product revenue. We have funded our operations to date through sales of our equity and debt securities, borrowings under our MidCap credit agreement and government grants. As of December 31, 2012, we had $14.8 million in cash and cash equivalents.

From inception through December 31, 2012, we received net cash proceeds of $5.8 million from the sale of our Series A Preferred Stock, $19.9 million from sales of our Series B Preferred Stock, $23.0 million from sales of our Series C Preferred Stock, $51.2 million from sales of our Series D Preferred Stock, $6.8 million from sales of convertible notes and $15.0 million from sales of our Series E Preferred Stock.

MidCap Loan

Pursuant to an amended Loan and Security Agreement, or Credit Agreement, with MidCap, as agent and lender, in May 2011 we borrowed $6.0 million, or the Loan, for working capital and general business purposes. The Loan bears interest, or the Interest Rate, at the one-month LIBOR rate, subject to a floor of 2.0%, plus 8.0%, and matures on August 25, 2014, or the Maturity Date. The Loan was interest-only until June 1, 2012, when we became obligated to make consecutive monthly payments on each payment date based upon (i) the effective Interest Rate and (ii) a straight-line amortization schedule ending on the Maturity Date. On the Maturity Date, a final payment fee, or Final Payment Fee, equal to 3.0% of the principal amount of the Loan is also payable. We may prepay the principal balance of the Loan in whole or in part on prior notice to MidCap, provided that, together with such prepayment, we pay a pro rata portion of the Final Payment Fee plus a prepayment fee equal to 1.0% of the principal amount prepaid.

The Loan is secured by substantially all of our assets subject to certain release provisions.

The Credit Agreement contains customary affirmative and negative covenants, including continuation of legal existence and good standing; provision of monthly internal and annual audited financial statements and other customary financial information; maintenance of collateral; payment of taxes; and continuation in force of insurance; as well as prohibitions against dispositions of assets, changes in corporate structure, mergers and acquisitions, incurrence of indebtedness or liens, distributions, and investments. The Credit Agreement does not contain any ongoing financial covenants.

The Credit Agreement provides that, upon the occurrence and during the continuance of an event of default, interest accrues and is payable at a rate which is 5.0% above the Interest Rate. In addition, upon the occurrence of an event of default, MidCap may, and at the written direction of any lender must, accelerate the Loan, foreclose on our assets, and exercise any other remedies available to a secured creditor at law or in equity. Events of default under the Credit Agreement include failure to pay principal or interest when due; failure to pay any other obligation within three business days of the due date; failure to observe certain core affirmative covenants or any negative covenant; failure to cure any breach of any other covenant within ten days, subject to certain cure rights; a material adverse change; a material portion of our assets are attached or seized; we become insolvent; we breach any agreement involving debt in an amount in excess of $50,000 or any agreement in respect of subordinated debt; or a judgment in excess of $100,000 not otherwise covered by insurance is rendered against us that remains unsatisfied for ten days. In addition, an event of default includes certain adverse governmental actions that could reasonably be expected to have a material adverse effect on us.

Cash Flows

Our net cash flow from operating, investing and financing activities for the periods below were as follows:

	Years ended December 31,
	2012	2011
	(in thousands)
Net cash provided by (used in):
Operating activities	$(14,721)	$(21,742)
Investing activities	(357)	(189)
Financing activities	20,607	17,486

Net increase (decrease) in cash and cash equivalents	$5,529	$(4,445)

Operating Activities

Net cash used in operating activities was $14.7 million for the year ended December 31, 2012 and $21.7 million for the year ended December 31, 2011. Net cash used in operating activities for the year ended December 31, 2012 principally resulted from our net loss of $13.1 million and a higher level of inventory. Net cash used in operating activities for the year ended December 31, 2011 principally resulted from our net loss of $19.2 million and a decrease in accounts payable.

Investing Activities

Net cash used in investing activities was $0.4 million for the year ended December 31, 2012 and $0.2 million for the year ended December 31, 2011. Net cash used in investing activities for the years ended December 31, 2012 and December 31, 2011 principally resulted from efforts to obtain and maintain intellectual property rights.

Financing Activities

Net cash provided by financing activities was $20.6 million for the year ended December 31, 2012 and $17.5 million for the year ended December 31, 2011. Net cash provided by financing activities for the year ended December 31, 2012 resulted primarily from $15.0 million in net cash proceeds from the sale of Series E Preferred Stock on December 18, 2012 and $6.8 million in proceeds from sales of convertible notes, which subsequently converted into shares of Series E Preferred Stock together with accrued interest thereon. Net cash provided by financing activities for the year ended December 31, 2011 principally resulted from the receipt of $11.6 million in proceeds from the sale of additional shares of our Series D Preferred Stock in May 2011 and $6.0 million in proceeds of the MidCap loan.

Funding Requirements

We have not completed development of any of our product candidates. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

•	initiate and conduct our REGULATE-PCI trial;

•	continue the research and development activities for our other product candidates;

•	seek to discover additional product candidates;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure if we do not secure a strategic partner to commercialize products for which we may obtain regulatory approval;

•	increase manufacturing capabilities in preparation for commercial launch of any such products; and

•

add operational, financial and management information systems and personnel, including personnel to support our product development, planned commercialization efforts and our operation as a public company.

We expect that the net proceeds from this offering, together with our existing cash and cash equivalents, and anticipated interest income, will enable us to fund our operating expenses and capital expenditure requirements through the interim analysis at 50% enrollment in our REGULATE-PCI trial, which we expect to occur by the end of 2014. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in the section entitled “Risk Factors” and elsewhere in this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•

the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates and potential product candidates, including our REGULATE–PCI trial, and the continued development of our other product candidates;

•	the number and characteristics of product candidates that we pursue;

•	the terms and timing of any future collaboration, licensing or other arrangements that we may establish;

•	the outcome, timing and cost of regulatory approvals;

•	the cost of obtaining, maintaining, defending and enforcing intellectual property rights, including patent rights;

•	the effect of competing technological and market developments;

•	the cost and timing of completing commercial-scale outsourced manufacturing activities;

•	market acceptance of any product candidates for which we may receive regulatory approval;

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval; and

•	the extent to which we acquire, license or invest in businesses, products or technologies.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

We do not expect REG1 to be commercially available before 2017, if at all. The expected net proceeds of this offering will not be sufficient for us to complete the REGULATE-PCI trial and we will need to raise substantial additional capital to complete the development and commercialization of REG1. We also will need to raise substantial additional capital to complete the development and commercialization of REG1 for additional indications and for our other product candidates. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds required to complete research and development and commercialize our products under development.

Future Contractual Obligations and Commitments

The following table reflects a summary of our estimates of future contractual obligations as of December 31, 2012. The information in the table reflects future unconditional payments and is based on the terms of the relevant agreements, appropriate classification of items under U.S. GAAP as currently in effect and certain assumptions, such as the interest rate on our variable debt that was in effect as of December 31, 2012. Future events could cause actual payments to differ from these amounts.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal(1)	$4,500,000	$2,571,429	$1,928,571	$—	$—
Interest(2)	$426,994	$343,824	$83,170	$—	$—
Fees	$180,000	$180,000	$—	$—	$—

Total	$5,106,994	$3,095,253	$2,011,741	$—	$—

(1)	In May 2011, we obtained a $6.0 million loan from MidCap for working capital and general business purposes. The loan bears interest at the one-month LIBOR rate, subject to a floor of 2.0%, plus 8.0% and matures on August 25, 2014.
(2)	Estimated interest expense based on a variable rate of LIBOR plus 8%.

As described in “Business—Intellectual Property—License Agreements,” upon the commencement of our REGULATE-PCI trial, we will be obligated to make milestone payments of $500,000 to Duke University, or Duke, and $1.0 million to Archemix Corporation, or Archemix. In addition, upon the filing of a new drug application, we are obligated to make additional milestone payments to Duke, Archemix and Nektar Therapeutics AL, Corporation. Given the uncertainty of the drug development process, we cannot be certain when, if ever, we will be required to make these milestone payments.

As described in the section entitled “Business—Properties,” we do not have lease agreements in effect for our laboratory facility in North Carolina and our office in New Jersey. We are leasing these facilities on a month-to-month basis. We have a lease for an additional office in North Carolina, which expires in June 2013. The monthly rent payments under this lease are $1,835.

Tax Loss Carryforwards

At December 31, 2012, we evaluated and assessed the expected near-term utilization of net operating loss carryforwards, book and taxable income trends, available tax strategies, and the overall deferred tax position and believes that it is more likely than not that the benefit related to the deferred tax assets will not be realized and has thus established the valuation allowance required as of December 31, 2012. If actual results differ from the assumptions made in our evaluation, we may record a change in the valuation allowance through income tax expense in the period such determination is made. We believe that the judgments and estimates are reasonable; however, actual results could differ.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Recent Accounting Pronouncements

Section 107 of the Jumpstart our Business Startups Act of 2012, or the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update, or the ASU, No. 2011—11, “Balance Sheet (Topic 210).” This update provides enhanced disclosure requirements regarding the nature of an entity’s right of offset related to arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, the amounts offset in accordance with the accounting standards followed, and the related net exposure. This pronouncement is effective for financial reporting period beginning on or after January 1, 2013 and full retrospective application is required. We do not expect that the adoption of this ASU will have any material impact on our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Our exposure to market risk is limited to our cash, cash equivalents and marketable securities, all of which have maturities of one year or less. The goals of our investment strategy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities that management believes to be of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have a material negative impact on the value of our investment portfolio.

We do not have any material foreign currency exposure.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery and development of novel, first-in-class, actively controllable antithrombotic drug systems for acute and sub-acute cardiovascular indications. We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our actively controllable product candidates have the potential to improve outcomes, enhance the patient experience and reduce overall treatment costs.

Each of our product candidates consists of a two-component system: an antithrombotic aptamer and its specific active control agent. The aptamer is administered first and achieves its antithrombotic effect within minutes. When the antithrombotic effect of the aptamer is no longer needed, the control agent is administered to rapidly and precisely reduce or eliminate it. The level of reduction is determined by the amount of control agent given compared to the aptamer dose. By contrast, the therapeutic effect of existing antithrombotic drugs is not rapidly and precisely controllable and persists until the drug is metabolized by the patient, a process which varies from patient to patient and can take several hours or more.

Our lead product candidate, REG1, consists of pegnivacogin, a highly potent and selective anticoagulant, and anivamersen, its specific active control agent. We are developing REG1 as an anticoagulant for use in patients with a wide variety of cardiovascular conditions undergoing percutaneous coronary intervention, or PCI, a hospital-based procedure used to mechanically open or widen obstructed coronary arteries. Interventional cardiologists performing PCIs must consider the risk of major bleeding events in determining the level of anticoagulation administered to patients to prevent ischemic events, including death, stroke, myocardial infarction, or MI, or the need for revascularization of the artery. Because the anticoagulant effect of existing drugs persists long after administration, intervention cardiologists are forced to make a compromising medical decision because they lack the means to simultaneously reduce the risks of ischemic and major bleeding events. In 2005, we filed an investigational new drug application, or IND, for the use of REG1 in this initial indication.

We believe that REG1 has the potential to become the standard of care for anticoagulation therapy for patients undergoing PCI and other cardiovascular procedures because it gives the physician precise, on-demand control over anticoagulation levels. REG1 is the first and only anticoagulant to demonstrate a reduction in both ischemic and major bleeding events in a clinical trial for PCI. In our clinical trials, REG1 demonstrated a rapid and predictable anticoagulant effect that was precisely modulated or completely reversible in real time. In our randomized, partially blinded, dose-ranging Phase 2b trial involving 640 subjects, or the RADAR trial, when compared to standard of care heparin, REG1 demonstrated both a rapid and predictable anticoagulant effect and ability to precisely modulate or eliminate that effect in real time. REG1 also demonstrated the following important clinical and pharmacoeconomic benefits:

•	an approximate 66.0% reduction in ischemic events;

•	a reduction of up to 60.0% in major bleeding events;

•	a substantial reduction in time from catheterization to catheter sheath removal from a median of 3.8 hours to a median of one hour;

•	a substantial reduction in time of completion of the PCI procedure to catheter sheath removal from a median of three hours to a median of 24 minutes; and

•	a substantial reduction in the time patients were required to remain still following catheter sheath removal from a median of 5.7 hours to a median of 2.8 hours.

Based on these clinical results and after discussion with the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, in the second half of 2013, we intend to initiate a single, open-label, 13,200 subject Phase 3 trial of REG1, or the REGULATE-PCI trial, in patients undergoing PCI procedures other than for the treatment of ST elevation myocardial infarctions. REGULATE-PCI, if successful, will serve as the basis for product registration applications worldwide. We believe that REG1 has potential use in other PCI and interventional cardiovascular procedures, such as open heart surgery, or OHS, PCI as a treatment for ST segment elevation myocardial infarction as well as transcatheter aortic valve replacement or implantation, or TAVI.

Using our proprietary technology platform, we are developing a portfolio of additional clinical candidates in acute and sub-acute cardiovascular and other indications. REG3 is a preclinical stage antiplatelet therapy, consisting of a glycoprotein VI, or GPVI, inhibitor being evaluated in diabetic vasculopathy and other inflammatory diseases. The specific active control agent component of REG3 is designed to permit modulation or elimination, if necessary, of the GPVI inhibition, if necessary, to optimize dosing and minimize unwanted side effects that might result from GPVI inhibition. We plan to initiate a Phase 1 study of REG3 in 2014. We intend to file an IND for REG3 upon completion of our remaining pre-IND preclinical and chemistry, manufacturing and controls work. REG2 is an early clinical stage program evaluating an extended release formulation of pegnivacogin intended to provide a controllable level of anticoagulation for up to two weeks for venous antithrombotic applications such as venous thromboembolism, or VTE, prophylaxis. In REG2, anivamersen would be used as an active control agent if needed. We have completed a single escalating dose Phase 1 clinical trial of REG2 and plan to conduct additional clinical testing in the future. We intend to file an IND for REG2 upon finalization of the protocol for the next clinical trial in the REG2 development program and completion of the manufacturing of the drug material for the trial. Additionally, we are evaluating potential product candidates against the receptor CLEC-2, an antiplatelet target.

The following table lists our current product candidates and discovery programs and their respective stages of development:

Our product candidates and proprietary technology platform are protected by a patent estate of 30 issued or allowed patents, including 14 in the United States, covering our composition of matter and methods of use for our product candidates as well as our fundamental controllable aptamer technology. We maintain worldwide commercialization rights to all of our product candidates except in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory.

PCI Overview

PCIs are hospital-based procedures used to mechanically open or widen obstructed coronary arteries. To treat this condition, a deflated balloon or other device on a catheter is inserted into an artery through an arterial sheath in the groin or wrist and advanced to the site of a blockage. Normalized blood flow is restored by opening or widening the artery. A stent is often placed at the site of blockage to permanently maintain blood flow.

Patients undergoing PCI fall into three treatment categories: emergency, urgent or elective. Patients undergoing PCI as an emergency or urgent procedure suffer from acute coronary syndromes, or ACS, defined as:

•	unstable angina, or UA, a condition in which the heart does not get enough blood flow and oxygen causing chest discomfort even at rest and which may lead to an MI without prompt medical intervention;

•

non-ST elevation myocardial infarction, or N-STEMI, which is an MI without electrocardiogram, or ECG, evidence of cell death but where chemical enzyme analysis shows muscle damage has occurred or is occurring; and

•	ST elevation myocardial infarction, or STEMI, which is an acute MI with ECG evidence of cell death and abnormally high levels of chemical enzymes.

Patients undergoing PCI as an elective procedure include patients with:

•	chest pain or discomfort that usually occurs with activity or stress, or stable angina, which is due to a coronary arterial blockage;

•	a significant change or worsening of coronary arterial blood flow on a stress test or echocardiogram; and

•	previous heart damage with a known coronary arterial blockage who return for additional treatment.

PCI procedures involve significant medical risks. Blood clots may exist at the blockage or may result from arterial damage at the point of catheter insertion or from the presence of the catheter or other foreign materials in the vasculature. If blood clotting is not eliminated or controlled effectively, ischemic events, including death, stroke, MI or the need for revascularization of the artery, may occur. Because of this risk, powerful anticoagulant drugs are administered prior to and throughout the PCI procedure. However, anticoagulants create a significant risk of major bleeding events, including bleeding into the heart, the brain or other organs, massive internal bleeding that requires a significant transfusion of blood and blood products, and uncontrolled bleeding at the access site. These major bleeding events can result in the need for emergency surgery and increase the risk of MI, stroke, other life-threatening complications and death.

Because the therapeutic effect of most existing anticoagulants persists until they are metabolized by the patient, the risk of major bleeding events remains long after the procedure is completed, even when the anticoagulant administration is stopped at the end of the PCI. As a result, patients must wait up to six hours post-procedure before the arterial sheath can be safely removed, increasing patient discomfort and requiring extended monitoring and potential intervention by medical staff. In certain circumstances, a vascular closure device, or VCD, may be used to block or control bleeding at the access site to reduce this waiting time. However, it is not always possible to use a VCD and a VCD may not significantly reduce the risk of a major bleeding event. In addition, the use of a VCD adds significant cost to the procedure and may cause increased risk of vascular complications. As a result, the use of VCDs varies significantly from physician to physician and from hospital to hospital. If a VCD is not utilized, direct compression at the access site by medical staff for up to 30 minutes is typically applied followed by application of a sandbag or other mechanical compression throughout the total wait time to prevent bleeding.

Interventional cardiologists performing a PCI are forced to make a compromising medical decision because they lack the means to simultaneously reduce the risk of ischemic and major bleeding events. We believe that an antithrombotic treatment that can reduce both risks would create a new standard of care.

PCI Market

The PCI market is a large and growing market. According to the American Heart Association, or the AHA, approximately 950,000 PCIs were performed in the United States in 2010. Based on information obtained from publicly available PCI procedure registries, we estimate that in 2010 approximately 1.1 million PCIs were performed in Europe and at least 1.0 million in the rest of the world.

We expect that the global market for PCIs will continue to grow while the market for PCIs in the United States and Europe will be relatively stable. Based on historical statistics published by the AHA, we believe that the growth in the number of PCIs performed in the United States will correlate to the growth of the population over age 45, which the U.S. Census Bureau estimates will increase at a rate of approximately 1.2% annually for the next decade. PCI growth in emerging countries is expected to be much greater. The National Center for Cardiovascular Diseases China reported that the number of PCIs performed in the People’s Republic of China increased approximately 26% annually from 2005 to 2009 while the National Intervention Council estimated in 2010 that PCI procedures in India would grow at approximately 25% annually. In 2008, the Brazilian Public

Health System projected an annual growth rate of approximately 9% in PCI procedures in Brazil. Based on similar information obtained from other countries, we believe that similar increases in the number of PCI procedures are occurring throughout the developing world. This expected worldwide growth in PCI procedures is due to an expected increase in cardiovascular disease and such factors as an aging population, increasing clinical adoption of PCI procedures and increasing PCI survival rates. Based upon the estimated cost per procedure of branded anticoagulants, we believe that this represents a greater than $3.0 billion annual market opportunity for anticoagulants used in PCI procedures.

We intend to seek initial regulatory approval for the use of REG1 in all PCI procedures other than in the treatment of STEMI. Based on 2010 statistics published by the Grace Registry and the Health Care Utilization Report 2010, we believe that approximately 2.3 million PCI procedures were performed worldwide in 2010 in this segment of the market. We anticipate that this segment of the market will grow faster than the overall PCI market as a result of an ongoing clinical shift toward less invasive cardiovascular procedures.

Current PCI Anticoagulants and Their Limitations

Anticoagulants are administered throughout a PCI procedure to reduce the chances of unwanted blood clots forming due to arterial damage at the point of catheter insertion or to the presence of the catheter or other foreign materials in the vasculature. The anticoagulants most commonly used in PCI procedures are heparin and bivalirudin.

Heparin

Discovered in 1916, heparin is derived from the entrails of pigs and cows. It is a non-specific, indirect inhibitor of thrombin and blood coagulation Factor Xa, or FXa. There are two forms of heparin: unfractionated heparin, or UFH, and low molecular weight heparin, or LMWH. LMWH is primarily used as an antithrombotic treatment outside of the acute care setting and is used on a limited basis in PCI. When we refer to heparin, we mean UFH unless otherwise indicated. In PCI, heparin is first administered by IV bolus injection followed by a continuous IV infusion during the procedure. Heparin has a number of shortcomings including:

•	Limited effectiveness. As an indirect thrombin inhibitor, heparin is ineffective on clots that have already formed or are in the process of forming.

•

Major bleeding risk. Heparin requires 20 to 30 minutes to reach its peak anticoagulant effect; consequently physicians may exceed the minimum effective dose to access a compromised artery faster. As a result, patients are exposed to a supratherapeutic level of anticoagulation well after the procedure is completed as the anticoagulant effect of heparin persists at significant levels for up to six hours and the typical PCI procedure only requires approximately 30 to 60 minutes to complete. Female patients as well as patients who are elderly, frail or have kidney disease are particularly at risk for major bleeding events. Also, physicians often use intravenous glycoprotein platelet, or GPIIb/IIIa, inhibitors along with heparin in patients with a high thrombus risk. Recent clinical trials have shown that bleeding risk increases when heparin is used in combination with GPIIb/IIIa inhibitors.

•

Risk of immunological reaction. Patients receiving heparin can develop heparin-induced thrombocytopenia and thrombosis, or HIT/HITTS, a dangerous and life-threatening immunological reaction that can result in amputation or death. A 2005 article in Thrombosis reported HIT/HITTS rates of up to 2.7% in all heparin patients.

•

Unpredictable pharmacokinetics. Heparin dosing is imprecise because its dose-response relationship is non-linear and it is metabolized at varying rates from patient to patient. In addition, some patients are heparin-resistant. As a result, a patient’s unpredictable response to heparin requires close and continuous monitoring of anticoagulation levels.

•

No specific active control. Protamine, a drug that reverses the anticoagulant effect of heparin, is rarely used in PCI due to its unpredictable effect and its adverse event profile, which includes allergic reactions, pulmonary hypertension and cross-reactivity with certain types of insulin. As a result, its use is generally limited to OHS, where the high level of heparin used makes a reversal agent medically necessary despite protamine’s shortcomings. If a physician needs to modulate heparin’s anticoagulant effect in a PCI procedure, an extensive transfusion of blood and blood products is the most commonly used method. Additionally, if mechanical complications, such as the inadvertent perforation of an artery occur, extensive intervention including possible emergency surgery is required.

•

Quality and purity concerns. A substantial portion of the world supply of heparin comes from outside of the United States and the European Union. In the recent past, contaminated heparin has been responsible for a number of deaths and other complications. In addition, variations in product potency are not uncommon.

Bivalirudin

Bivalirudin is a direct thrombin inhibitor administered by IV bolus injection followed by continuous IV infusion during the PCI procedure. In clinical studies, patients metabolized bivalirudin at a faster rate than heparin. Although bivalirudin has demonstrated a lower rate of major bleeding events compared to heparin in clinical studies, it has a number of shortcomings:

•

Ischemic risk. In clinical trials, patients receiving bivalirudin had a numerically higher rate of ischemic events, including MIs and stent clotting, than patients receiving heparin. As a result, physicians typically use heparin when treating unstable patients and patients at a higher risk of having an ischemic event.

•

Bleeding risk. Although bivalirudin is metabolized more quickly than heparin, its anticoagulant effect persists at significant levels for up to four hours. As a result, patients are exposed to the risk of a major bleeding event for an extended period. Use of GPIIb/IIIa inhibitors with bivalirudin further exacerbates this risk.

•

No reversal agent. Because there is no reversal agent for bivalirudin, an extensive transfusion of blood and blood products is the only means to modulate its anticoagulant effect. Due to its mechanism of action, emergency surgical intervention is more likely with bivalirudin than heparin in the event of mechanical complications such as the inadvertent perforation of an artery.

•

Unpredictable dosing. Because bivalirudin is metabolized by the kidneys, dose adjustments are necessary for patients with renal insufficiency. While standard coagulation tests can be performed, the results do not accurately indicate quantitative bivalirudin levels and therefore cannot be used to precisely make dose adjustments. In addition, because the amount of bivalirudin necessary for the treatment of a specific patient depends both on the patient’s weight and the length of the PCI procedure, the amount and cost of bivalirudin used per procedure is difficult to predict.

•

Risk of immunological reaction. According to its package insert, use of bivalirudin has been associated with severe allergic reactions and publicly available safety data has reported two anaphylaxis deaths.

The REG1 Anticoagulation System

Overview

REG1 is a two-component system consisting of pegnivacogin, an anticoagulant targeting coagulation Factor IXa, or FIXa, and its specific active control agent, anivamersen, both of which are administered solely by IV bolus injection.

Pegnivacogin is a single-stranded oligonucleotide conjugated to polyethylene glycol, or PEG. Pegnivacogin is a potent anticoagulant that binds to FIXa with high affinity and specificity, thereby preventing blood clot formation and progression. Pegnivacogin is administered prior to the start of a PCI procedure and achieves its maximal anticoagulant effect within five minutes of injection. This anticoagulant effect lasts for 24 hours or more unless modulated or eliminated by the specific active control agent.

In developing pegnivacogin, we targeted FIXa for the following reasons:

•	FIXa controls the rate of thrombin formation so inhibiting it should more effectively slow or prevent clotting than inhibition of FXa or thrombin;

•	FIXa is seven times more potent than FXa and 60 times more potent than thrombin, so less drug is needed to achieve a desired anticoagulant effect; and

•	due to the biochemical nature of the interactions of FIXa in the clotting process, aptamers are the only known means to achieve controllable inhibition of FIXa.

Anivamersen is an oligonucleotide, a biological polymer consisting of a relatively small number of nucleotides chemically bound in a linear sequence that forms a chain-like structure, or strand, that is complementary to a portion of pegnivacogin and has no pharmacologic activity other than to bind to pegnivacogin. When anivamersen binds to pegnivacogin, it changes the shape of pegnivacogin so that it can no longer bind to FIXa, thereby permanently eliminating its anticoagulant activity within minutes. At the end of a PCI procedure, when the antithrombotic effect of the pegnivacogin is no longer needed, anivamersen is administered to rapidly and precisely reduce or eliminate it.

The effect of anivamersen on pegnivacogin is solely dependent on the amount of anivamersen administered relative to the dose of pegnivacogin. As a result, and unlike heparin and bivalirudin, REG1’s anticoagulation reversal is independent of an individual patient’s metabolism or health. By adjusting the dose of anivamersen relative to pegnivacogin, the anticoagulant effect of pegnivacogin can be precisely and rapidly controlled or eliminated.

Competitive Advantages

We believe that REG1 has the potential to become the standard of care for anticoagulation therapy in PCI and other cardiovascular procedures because it gives physicians precise, on-demand control over anticoagulation levels. We believe the key advantages of REG1 over existing therapies are the following:

•

Reduced ischemic events. Because the anticoagulant effect of REG1 can be precisely controlled or eliminated, REG1 allows a higher level of anticoagulation to be used safely during the PCI procedure when needed most. A higher level of anticoagulation will reduce the occurrence of ischemic events such as death, MI, stroke or the need for revascularization.

•

Reduced major bleeding events. REG1’s anticoagulant effect can be modulated or eliminated at the end of the PCI procedure, when it is no longer necessary or desirable, to reduce the risk of major bleeding events. Once the anticoagulation effect is reduced or eliminated, ordinary clotting can occur.

•

Precise and predictable dosing. Because REG1’s effect is independent of an individual patient’s metabolism or health, dosing is precise and predictable, thereby eliminating the need for time-consuming and costly patient monitoring during and after PCI.

•	Broad applicability. REG1’s use in PCI is unrestricted for high risk patients such as those with kidney or liver impairment.

•

Shorter procedure and recovery times. REG1 significantly reduces the time between the end of the PCI procedure and the time the arterial catheter sheath can be pulled safely, as well as the time between the end of the procedure and the time the patient is ambulatory. As a result, we believe that overall procedure times can be significantly reduced, resulting in shorter hospital stays.

•

Improved patient outcomes and experience. We believe that REG1 will improve patient outcomes by reducing the overall number of ischemic events and the risk of major bleeding events. Also, REG1 can shorten procedure and recovery times and reduce the need for VCDs or other procedure-related follow-up interventions and re-hospitalizations. Because procedure and recovery times will be reduced and patients will experience fewer complications and will be able to leave the hospital more quickly, we believe that the patient experience will also be improved.

•

Increased staff and facility efficiency. Shorter procedure times will increase staff and facility efficiency by allowing more patients to be treated with reduced staff attention and intervention necessary after the procedure ends. We believe that REG1 will also enhance efficiency by reducing complications that may require emergency intervention or re-hospitalization, such as the need for revascularizations or major blood transfusions.

•

Reduced overall treatment costs. We believe that REG1 will reduce overall treatment costs by reducing ischemic and major bleeding events, shortening procedure and recovery times, reducing re-hospitalizations due to complications, increasing staff and facility efficiency and improving patient outcomes.

Early Clinical Trials

REG1 has been studied in three Phase 1 trials involving a total of 174 subjects and one Phase 2a proof-of-concept PCI trial involving 26 subjects. These early clinical trials collectively demonstrated that:

•	pegnivacogin, at the intended PCI dose of 1 mg/kg, provided near complete FIXa inhibition;

•	a single injection of pegnivacogin reliably produced anticoagulation in humans for more than 24 hours;

•	a single injection of anivamersen partially or completely reversed pegnivacogin anticoagulation rapidly based on the ratio of the anivamersen dose to the pegnivacogin dose;

•	the anticoagulation effect of REG1 can be measured with existing standard tests;

•	pegnivacogin and anivamersen were well-tolerated;

•	elective PCI could be performed successfully using REG1 therapy; and

•	arterial catheter sheaths could be removed at the end of PCI procedures.

RADAR Trial

In November 2010, we completed the RADAR trial involving 640 subjects at 69 enrolling sites in the United States, Canada, France, Germany, Poland and the Netherlands. RADAR was an adaptive design, randomized, partially-blinded, dose-ranging trial assessing the safety and efficacy of REG1 in patients with UA and N-STEMI intended for PCI. Standard of care heparin, either UFH or LMWH, was the comparator. Subjects received open-label pegnivacogin at 1mg/kg, followed by a blinded dose of anivamersen to achieve 25%, 50%, 75% or 100% levels of pegnivacogin reversal. GPIIb/IIIa inhibitor use was stipulated for the heparin arm per standard of care guidelines and for provisional use in the REG1 arm for procedural or angiographic complications. Arterial catheter sheaths were to be removed at the end of the catheterization in the REG1 arm and per standard of care in the heparin arm. The demographics and background therapies in RADAR were similar to prior ACS studies with heparin and bivalirudin.

RADAR had several objectives, including the following:

•	determine the clinically acceptable dose range of anivamersen that reliably reverses the anticoagulant effect of pegnivacogin as measured by bleeding events;

•

estimate the efficacy of REG1 in suppressing ischemic events, defined as death, nonfatal MI and recurrent ischemia in target vessel distribution or urgent target vessel revascularization, or TVR, compared to heparin;

•	confirm that near-complete FIXa inhibition was achieved with pegnivacogin at the 1 mg/kg dose; and

•	measure various pharmacoeconomic factors such as the feasibility of early arterial catheter sheath removal, time to sheath removal and time to patient ambulation, compared to standard of care heparin.

The primary endpoint of RADAR was the composite incidence of major and minor bleeding through day 30. The key secondary endpoint was the proportion of subjects with a composite of ischemic events through day 30. In addition, a predefined analysis of the primary and secondary endpoints was made at 48 hours to simulate hospital discharge. All of these endpoints were adjudicated by an independent clinical events committee.

As part of the adaptive design to determine the effective dose response for anivamersen, RADAR included assessments by an independent data safety and monitoring board, or DSMB, at prescribed enrollment milestones. The DSMB was empowered to eliminate one or more of the anivamersen doses if excessive ischemic event rates were observed or, as was expected for the lowest anivamersen dose, excessive bleeding event rates were observed. If an anivamersen dose was eliminated as part of the adaptive design, the remaining REG1 subjects intended for the discontinued group would be randomized into a continuing anivamersen dose. As contemplated by the adaptive design, the DSMB ended the lowest anivamersen dose of 25% reversal early in the study due to excessive bleeding events.

RADAR demonstrated that REG1 was well-tolerated and, excluding the 25% reversal group, that there was no relevant difference in the overall incidence of treatment-emergent adverse events or serious adverse events between the REG1 arm and the heparin arm or among the remaining REG1 treatment groups.

At day 30, the 100% reversal dose significantly reduced total and major bleeding events as compared to the 25% REG1 reversal dose with a stepwise numerical reduction in major bleeding at doses of anivamersen greater than 50% reversal.

At 48 hours, the 100% reversal dose was statistically superior to both heparin (p=0.045) and the 25% reversal dose (p<0.001) in reducing major bleeding events. At anivamersen doses greater than 50% reversal, a decrease in the number of subjects with major bleeding events was observed. There was a trend towards reduction in total bleeding in the 100% reversal group, as compared to heparin (p=0.07). Among the REG1 groups, there was an anivamersen dose-dependent numerical decrease in the number of subjects with total bleeding from time of randomization to 48 hours. The results of RADAR confirmed that there was a consistency of effect across total and major bleeding events with doses above 50% reversal numerically better than heparin. The 100% reversal dose was statistically superior to the 25% reversal dose in reducing the incidence of total bleeding (p<0.001), which also confirmed the dose response. Based upon the odds ratio, which is a measure of the effect size, the REG1 100% reversal group demonstrated a 60% reduction in major bleeding events as compared to standard of care heparin.

The results of major bleeding events reported in RADAR for heparin and for REG1 at 48 hours are summarized in the following table:

*	Odds Ratio = 0.4

Source: Povsic et al., Controlled anticoagulation in ACS, European Heart Journal, 2012

All REG1 patients received the same pegnivacogin dose. An overall composite ischemic event rate was calculated by combining the composite ischemic events from each REG1 group. In the overall REG1 arm, there was a numerical reduction in the rate of composite ischemic events at day 30 to 3.0% compared to 5.7% for patients in the heparin arm. Overall, 1.9% of the subjects in the REG1 arm had composite ischemic events at 48 hours compared to 5.0% of the subjects in the heparin arm. A consistent effect on ischemic events was seen at 48 hours, 30 days and in those patients undergoing PCI in the REG1 groups, as compared to heparin. For those REG1 subjects undergoing PCI, no evidence of clots on guide wires or catheters was reported. Based upon the odds ratio, which is a measure of the effect size, the REG1 group demonstrated a 66% reduction in ischemic events as compared to standard of care heparin.

Composite ischemic events for the heparin arm and the REG1 arm from time of randomization to 48 hours are shown in the table below:

*	Odds Ratio = 0.34

Source: RADAR Clinical Study Report

Measured levels of coagulation corresponded well to targeted levels of reversal after anivamersen dosing. These results indicate the ability to reliably predict reversal with the use of REG1, even when treating physicians are blinded to the level of reversal and the coagulation measurements.

REG1 also demonstrated a number of potential pharmacoeconomic effects. Arterial catheter sheaths were removed a median of one hour after catheterization compared to a median of 3.8 hours in the heparim arm. Arterial catheter sheaths were removed a median of 24 minutes after the procedure in the REG1 arm compared to a median of three hours in the heparin arm. Subjects were ambulated approximately a median of 2.8 hours after arterial catheter sheath removal in the REG1 arm compared to a median of 5.7 hours after arterial catheter sheath removal in the heparin arm. These results are summarized below:

Source: RADAR Clinical Study Report

Late in the trial, three REG1 subjects experienced severe allergic events. These events occurred three to 20 minutes after administration of pegnivacogin and ranged from a subject with a mild skin reaction to one subject who needed extended hemodynamic support. Based on a blinded assessment of bleeding and ischemic events at that time, it was determined that a sufficient number of endpoint events had occurred to meet the objectives of the trial and the trial was deemed complete. Following the occurrence of the allergic events, a detailed analysis of possible causes was performed. We determined that all three subjects were experiencing activation of their immunological system prior to receiving REG1 treatment and had a history of allergic reactions. We also determined that the REG1 used in these patients conformed to our specifications, was not contaminated, mishandled or stored incorrectly and that no changes to the formulation had occurred. Based on non-human primate studies, we concluded that there was no clinical or biomarker evidence of intravascular immune pathway activation. We also re-examined the complete REG1 clinical database and found no evidence of serious allergic reactions within the remainder of the REG1 development program. Following completion of our investigations and submission of a risk minimization action plan, the FDA and the EMA agreed that we could proceed to a Phase 3 trial and that no additional exclusion criteria, and no special dosing, pre-treatment or pre-screening requirements were necessary. Additionally, in REGULATE-PCI investigators will receive training on the identification and proper treatment of allergic reactions and blood samples from all subjects will be collected and stored for future reference in the event they are needed for analysis.

REGULATE-PCI Trial

Based on these clinical results and after discussion with the FDA and the EMA, we intend to commence the REGULATE-PCI trial in the second half of 2013. REGULATE-PCI, if successful, will serve as the basis for product registration applications worldwide.

REGULATE-PCI will be a single, open-label Phase 3 trial comparing REG1 to bivalirudin in subjects undergoing PCI as an elective procedure or for the treatment of UA or N-STEMI. The first 1,000 subjects enrolled will be limited to those undergoing elective PCI or PCI as a treatment for UA. REGULATE-PCI will enroll approximately 13,200 subjects at approximately 500 investigational sites worldwide. The number of subjects was determined so that the achievement of the primary efficacy endpoint of a 20% reduction in the occurrence of ischemic events versus bivalirudin would be statistically significant. The primary safety endpoint of REGULATE-PCI is non-inferiority to bivalirudin for the occurrence of major bleeding events. As an adaptive design trial, REGULATE-PCI permits a one-time increase in subject population, if necessary, at the time of 50% enrollment to maintain adequate trial size for statistical significance. Subjects will be randomized once it is determined that they will undergo PCI. REGULATE-PCI has limited exclusion criteria and is designed to be conducted using real life conditions and background therapies recommended by current standards of care. It will allow both femoral and radial approaches to vascular access as determined by the investigator. Investigators will also be allowed to use VCDs.

The primary endpoint of REGULATE-PCI is the efficacy of REG1 compared to bivalirudin for preventing a composite of death, nonfatal MI, nonfatal stroke and urgent target lesion revascularization, or TLR, through day three. The key secondary objective is to determine the safety of REG1 compared to bivalirudin as measured by major bleeding events through day three. Subjects will be followed for 30 days. Subjects will receive on an open-label basis either pegnivacogin at the RADAR dose of 1mg/kg or bivalirudin at the labeled dose. The REG1 subjects will receive 0.5 mg/kg of anivamersen, representing approximately 80% reversal, at the end of the PCI procedure. Bivalirudin subjects will have their drug discontinued at the end of the PCI procedure or otherwise in accordance with standard of care. Investigators will have the discretion to increase the reversal to 100% for REG1 subjects if they determine that the subject has an increased risk of a major bleeding event or in the event of a bleeding complication after the removal of the arterial catheter sheath. Subjects will receive standard guidelines-based background therapy and provisional GPIIb/IIIa inhibitors in both groups. Arterial catheter sheaths will be removed two to ten minutes after the administration of anivamersen in the REG1 arm at the end of the PCI and two to four hours from the end of the PCI for the bivalirudin arm, per standard of care. Pharmacoeconomic endpoints including time in catheterization laboratory, time to sheath removal, time to ambulation and time to hospital discharge will be captured.

REGULATE-PCI will include three interim analyses. The first interim analysis will occur after enrollment of 1,000 subjects and is expected to occur by the end of the second quarter of 2014. At this time, the DSMB will evaluate general safety of the subjects enrolled to that point in the REG1 arm and, if the results are satisfactory, will extend trial enrollment to include UA and N-STEMI subjects. The second interim analysis will be another general safety assessment by the DSMB after 25% of the subjects are enrolled, which is expected to occur by the end of the third quarter of 2014. At that time, the DSMB will recommend the continuation or discontinuation of REGULATE-PCI based on its evaluation of the safety results in the REG1 arm. The final interim analysis will be performed after 50% of the subjects have been enrolled, which is expected to occur by the end of 2014. At that time, the DSMB will assess the general safety of REG1 and will perform an analysis of its efficacy. If the DSMB determines that REG1 is not safe or that it is futile to continue the trial because of a lack of efficacy, the trial will be terminated. On the other hand, if the DSMB determines REG1 is safe and its efficacy is overwhelmingly superior to bivalirudin, a positive outcome will be declared and the trial will be considered completed. Also at that time, since REGULATE-PCI is an adaptive design study, the DSMB may recommend an increase of total trial size based on a comparison of actual endpoint event rates to assumed rates to maintain the statistical significance of the trial results. Unless terminated early or extended as described above, we expect to complete REGULATE-PCI by the end of 2015 with results available in early 2016.

We have had extensive discussions with the FDA regarding our REGULATE-PCI trial, including the trial design, the trial protocol, inclusion-exclusion criteria, trial population, endpoint definition, duration of follow-up, statistical analysis plan and interim analyses. Because of the extent of these discussions, and based on the FDA’s view that we would obtain no additional benefit from pursuing a Special Protocol Assessment, or SPA, for the trial, we determined not to seek an SPA from the FDA for the REGULATE-PCI trial.

Other REG1 Indications

We believe that REG1 has potential for use in other PCI and interventional cardiovascular procedures, such as OHS, PCI as a treatment for STEMI, and TAVI, all of which are indications in which bivalirudin is not currently approved for use. These indications are described below.

OHS

We intend to develop REG1 for use in patients undergoing OHS as a replacement for the heparin – protamine combination. Based on information obtained from publicly available OHS procedure registries, we estimate that approximately 600,000 OHS procedures were performed in the United States, the United Kingdom, France, Germany, Italy, Spain and Japan in 2012. If our proof-of-concept human trials are successful, we plan to proceed to pivotal trials for approval of this indication. The EMA has agreed with our proposed clinical development program and we are currently in discussion with the FDA regarding this program. Because development of this application is at an early stage, we have not filed an IND with the FDA. We intend to file an IND for this application of REG1 after completion of our proof-of-concept human trial.

An extremely high level of anticoagulation is required in OHS to prevent life-threatening clotting, especially when a pump is used to maintain blood flow during the procedure. Heparin is used as the anticoagulant in most OHS procedures. Protamine must be used in OHS patients to reduce heparin’s anticoagulant effect even though protamine is unpredictable and may result in additional complications. OHS patients are subject to intense post-procedure monitoring for major bleeding events. We believe a drug that achieves an optimal level of anticoagulation that can be precisely and predictably controlled or reversed at the end of the procedure and which does not have the significant side effects associated with heparin and protamine would result in improved outcomes for patients undergoing OHS. As a result, REG1 has the potential to become the standard of care anticoagulant for use in OHS.

In 2008, we commenced an exploratory Phase 2a feasibility trial of REG1 in patients undergoing off-pump coronary arterial bypass grafting, or CABG, which was intended to enroll ten subjects. The trial was stopped due to clotting in one of three bypass grafts placed in the first study subject so we could assess the cause of clotting, reassess and optimize the protocol, and complete further preclinical development and delineation of optimum methods of use of REG1 in CABG. As a result of our assessments and additional work, future testing of REG1 in CABG patients will be done as a part of the OHS program under a significantly modified protocol.

STEMI

We intend to develop REG1 for use in patients undergoing PCI as a treatment for STEMI. Based on information obtained from the Healthcare Utilization Report 2010, we believe that approximately 700,000 PCI procedures were performed worldwide in 2010 for the treatment of STEMI. STEMI patients are more at risk if an ischemic event occurs than other patients undergoing PCI treatment because they generally present with significant clotting. As a result, a higher level of anticoagulation is necessary to treat these patients effectively.

For these patients, the risk of ischemic events significantly outweighs the risk of major bleeding events. We believe a drug that can safely achieve a high level of anticoagulation would result in improved outcomes for STEMI patients undergoing PCI. As a result, REG1 has the potential to become the standard of care anticoagulant for use in this patient group. Because development of this application is at an early stage, we have not filed an IND with the FDA for this application of REG1.

TAVI

We intend to develop REG1 for use in patients undergoing TAVI. TAVI is an emerging interventional cardiovascular procedure in which myocardial valves are repaired or replaced through a catheter rather than OHS. While TAVI has the potential to be a safer alternative to OHS, TAVI presents many of the same risks applicable to PCI procedures as well as those applicable to OHS. The risk of stroke in TAVI is significantly greater than in OHS and therefore TAVI is not used if a patient can tolerate OHS. Also, the catheters used in TAVI procedures are approximately four to five times larger in diameter than those used in PCI, increasing the potential for arterial damage during the procedure. Because of these factors, in TAVI procedures heparin is dosed in similar amounts to OHS. However, because of the increased stroke risk, protamine is not used at the end of the procedure to reverse heparin’s anticoagulant effect, thereby exposing the patient to a high risk of a major bleeding event. In addition, because the stroke risk persists for up to two weeks, a TAVI patient may require sub-acute anticoagulant treatment to prevent a possible stroke. We believe a drug that achieves an optimal level of anticoagulation and that can be precisely and predictably controlled or reversed would result in improved outcomes for patients undergoing TAVI and could dramatically expand the use of TAVI. As a result, REG1 has the potential to become the standard of care anticoagulant for use in TAVI. In addition, REG2 has potential application for use in TAVI patients due to its extended release formulation. Because development of this application is at an early stage, we have not filed an IND with the FDA for this application of REG1.

Our Proprietary Technology Platform

We are pioneering the discovery and development of two-component drug systems consisting of a therapeutic aptamer and its specific active control agent. Our aptamers are single strands of nucleic acids, or oligonucleotides, that are chemically synthesized. Unlike other oligonucleotides, which are designed to control gene expression, an aptamer has a unique geometric shape that binds specifically and tightly to a target protein molecule, leading to inhibition of the target’s activity. Aptamers have been discovered that interact with essentially every class of therapeutic protein target. An aptamer’s pharmacologic activity can be controlled by interaction with a complementary oglionucleotide, which we term a specific active control agent. When the specific active control agent binds to the aptamer, it changes the aptamer’s shape thereby eliminating its therapeutic activity. Our founder co-invented our aptamer control technology to address the unmet medical need for a controllable antithrombotic therapy that could be rapidly modulated or eliminated.

We believe we have the leading position in the development of actively controllable aptamer therapeutic systems, including expertise in aptamer discovery, active control agent design, oligonucleotide chemistry, strong aptamer and active control agent intellectual property rights, including exclusive rights to key patents relating to control of aptamer activity in the body, and disciplined aptamer and active control agent drug discovery and development processes. Central to achieving our goals is the know-how that we have accumulated in aptamer discovery and control agent design and how the specific chemistries we utilize behave in the clinical setting.

We believe that the following aspects of our technology platform give us a competitive advantage:

•	a proven discovery team including the co-inventor of active aptamer control agent technology;

•

an exclusive license to the patents covering active aptamer control agent technology, which include broad claims directed toward nucleic acid ligands and methods to control aptamer activity by administration of active control agents;

•	a commercial license to the combinatorial chemistry technology platform, or SELEX™, for aptamer discovery and development;

•	the know-how to identify, isolate and optimize therapeutic aptamers and their active control agents, which has led to the discovery of multiple product candidates;

•	a proven pharmaceutical development team with experience in the development of efficient and economical manufacturing processes for aptamers and active control agents; and

•	an extensive clinical database of systemic aptamer use, which gives us unparalleled expertise in the discovery of new two-component aptamer-based product candidates.

The disciplined approach we take to the discovery and development of controllable aptamer therapeutic systems is as important as the assets assembled to execute on our plans. Every aspect of our development process, including the evaluation of a therapeutic opportunity, the identification of a specific target protein, the discovery of a therapeutic aptamer and the optimization of active control agents, is designed to increase our probability of success. Our disciplined approach is summarized in the following four steps:

Step 1–Evaluation of Opportunities

The initiation of our discovery and development efforts is based on rigorous scientific and business criteria, including:

•	clear scientific evidence of the role that a specific target protein plays in a disease;

•	scientific evidence to support the belief that the use of an aptamer to inhibit the target protein will provide for a novel mechanism of action compared to existing therapies;

•

clinical evidence that the ability to control the aptamer’s activity in the treatment of the disease will address an unmet medical need or potentially provide for a superior treatment over existing therapies; and

•	existence of a significant commercial opportunity.

Our evaluation criteria potentially apply to a broad range of target proteins, allowing us to focus on product candidates that we believe have a high probability of clinical and commercial success.

Once we decide to pursue a specific treatment, we use a proprietary methodology to identify and optimize lead aptamer and active control agent pairs for development.

Step 2–Aptamer Identification

We identify aptamers using the SELEX™ process, licensed to us by Archemix Corporation, or Archemix. The SELEX™ process enables us to incubate a large number of nucleic acid sequences with a specific target protein to more efficiently identify aptamers with the necessary structural and binding properties. Additionally, we use a proprietary process to establish the optimal conditions for performing the SELEX™ process to each target protein, which we believe provides for a high probability of success in identifying potent aptamers.

Step 3–Control Agent Identification

Once we have identified a potential aptamer candidate, we design potential active control agents based upon rules of Watson-Crick base pairing, the fundamental chemical principles that describe the binding of complementary strands in DNA and RNA molecules to each other. We have developed significant understanding and know-how of the interaction of active control agents with aptamers, which we believe enables us to design and screen potential active control agents with a high probability of success.

Step 4–Aptamer-Control Agent Optimization

The final step in our discovery process is the optimization of the aptamer and active control agent for their pharmacokinetic and pharmacodynamic properties and ease of manufacture. We use our extensive knowledge of oligonucleotide chemistry and clinical performance of controllable aptamer therapeutic systems to:

•

optimize the aptamer size and use of stabilization chemistries within the aptamer to provide for a potent, well-tolerated aptamer with a half-life matched to its intended clinical use that can be manufactured cost effectively;

•	identify the appropriate carrier for the aptamer, such as PEG, to provide for desirable pharmacokinetic and distribution properties while maintaining the desired potency; and

•	optimize the active control agent to achieve a suitable half-life, to provide for potent modulation or elimination of the aptamer’s therapeutic activity and to permit cost effective manufacture.

Aptamer technology has evolved significantly since first generation aptamers were described in 1990. Many of the early aptamers were chemically and metabolically unstable, were potentially immunologically active and were prohibitively expensive to produce. Our product candidates consist of third and fourth generation aptamers that have significantly improved pharmaceutic and pharmacokinetic stability and have not shown immunological activity in a wide range of tests. Due to advances in synthetic techniques, these aptamers can be economically produced using readily available synthesis technology.

Our Other Product Candidates

Using our proprietary technology platform, we have developed a pipeline of other product candidates which are described below.

REG3

REG3 consists of a novel, first-in-class GPVI inhibitor and its specific active control agent. Increased levels of GPVI are present in a wide range of platelet-mediated diseases including ACS, stroke, rheumatoid arthritis and diabetic vasculopathy. In recent years, GPVI has emerged as a promising anti-platelet target. REG3 uses aptamer technology to bind to GPVI thereby inhibiting its function. We believe that REG3’s novel mechanism of action will enable it to successfully inhibit GPVI and provide an effective treatment for these conditions. REG3 is being developed as an injectable for sub-acute GPVI inhibition. REG3’s specific active control component is designed to permit modulation or elimination of the GPVI inhibition, if necessary, to optimize dosing and minimize unwanted side effects that might result from GPVI inhibition. We plan to initiate a Phase 1 study of REG3 in 2014.

REG2

The active components of REG2 are identical to that of REG1 except that the pegnivacogin is formulated for subcutaneous depot injection for extended release. REG2 is intended to provide a controllable level of anticoagulation for up to two weeks for sub-acute uses, especially where a patient may be unable to swallow an oral anticoagulant. We are developing REG2 for use in venous thrombosis indications such as VTE prophylaxis in patients undergoing abdominal surgery. REG2 could also be used as a sub-acute anticoagulant treatment for TAVI patients or for bridging patients who are unable to take oral anticoagulants for a period of time before or after a procedure. In REG2, anivamersen is intended for use as an active control agent if needed. We have completed a single escalating dose Phase 1 clinical trial of REG2 and plan to conduct additional clinical testing in the future.

Our Strategy

Our strategy is to discover and develop novel, first-in-class controllable antithrombotic drug systems for use in acute and sub-acute cardiovascular and other indications that we believe are underserved by existing therapies. The key elements of our strategy are:

•

Complete the development and obtain regulatory approval for the first indication of REG1 in the United States, Europe and other countries. We expect to commence REGULATE-PCI in the second of half of 2013. If successfully completed, we intend to seek approval for the first indication of REG1 in the United States, Europe and other countries. We have assembled an experienced team with a successful track record of managing global clinical development activities, obtaining regulatory approvals worldwide for new drugs and maintaining compliance with international regulations governing the development, sales, marketing and distribution of pharmaceutical products. We believe we have the expertise and capacity to manage a global development program without local partners.

•

Commercialize REG1 in its first indication in the United States, Europe and other countries alone or with a strategic partner. Because REG1 is a hospital-based acute care product, we believe that it is feasible for us to commercialize the first REG1 indication with a relatively small specialty sales force calling on a targeted group of hospital-based interventional cardiologists. If REG1 is approved, we intend to commercialize REG1 in its first indication in the United States by building a commercial infrastructure or by utilizing contract reimbursement specialists, sales people and medical education specialists. We may seek to augment our commercial efforts by entering into a collaboration with a pharmaceutical company, if such a collaboration is available on attractive terms. Outside of the United States, we likely will seek to commercialize REG1 through distribution or other collaboration arrangements.

•

Develop and commercialize other applications for REG1. We intend to develop REG1 for use in additional cardiovascular procedures, such as OHS, PCI as a treatment for STEMI, and TAVI. We believe REG1’s two-component anticoagulant system addresses unmet needs in these markets.

•	Advance the other product candidates in our pipeline. We intend to develop product candidates in our pipeline beyond REG1, including REG3 and REG2.

•

Seek joint development agreements for our other product candidates or new treatment targets. We intend to seek partners to assist us in the development of REG3 and REG2, as well as any new product candidates we discover. We also intend to seek collaborations with other life sciences companies that may desire to use our proprietary technology to discover and develop novel treatments in their areas of clinical interest.

Third-Party Suppliers and Manufacturers

We do not have a manufacturing infrastructure and do not intend to develop one. We have agreements with our third-party manufacturers, or CMOs, to supply bulk drug substances for our product candidates and with third parties to formulate, package and distribute our product candidates. Our employees include professionals with expertise in pharmaceutical manufacturing development who oversee the manufacture and distribution of our product candidates by third-party companies. We believe that we have sufficient amounts of REG1 on hand to complete the REGULATE-PCI trial. All of the drug substances used in our product candidates are manufactured by single suppliers. While we have not experienced any supply disruptions, the number of oligonucleotide manufacturers is limited. In the event it is necessary or advisable to acquire supplies from an alternative supplier, we might not be able to obtain them on commercially reasonable terms, if at all. It could also require significant time and expense to redesign our manufacturing processes to work with another company. Formulation and distribution of our finished product candidates are also conducted by a single supplier but we believe that alternative sources for these services are readily available on commercially reasonable terms.

In July 2006, we entered into a supply and service agreement with Agilent Technologies, Inc., or Agilent, which was amended in July 2011, for the manufacture of pegnivacogin and anivamersen bulk drug substance for use in the clinical development of REG1. Drug substances are manufactured pursuant to a good manufacturing practices quality agreement entered into in May 2010. Manufacture of bulk drug substance lots is on a purchase order basis, with no minimum purchase obligation. The supply and service agreement has an indefinite term and expires when all services thereunder have been completed. Agilent may terminate the agreement with or without cause upon 180 days prior written notice to us. We may terminate the agreement if Agilent is unable to timely meet our purchase orders or Agilent’s quoted prices are more than 110% of those available from a third party. Either party may terminate the agreement upon written notice if the other party is in breach of a material provision of the agreement and such breach is not cured within 60 days after receipt of written notice of the breach.

In December 2006, we entered into a license, manufacturing and supply agreement with Nektar Therapeutics, or Nektar, for the supply of PEG used in the manufacture of pegnivacogin. We must provide Nektar with a rolling forecast of our anticipated requirements for the succeeding six quarters, with respect to pre-commercial supply, or eight quarters, with respect to commercial supply, with a required lead time to commit to and guarantee availability of the reagent at an agreed upon pricing structure, which is subject to revision on an annual basis. In addition, we have agreed to pay Nektar specific development and commercial milestones and a specific royalty on product sales. See “License Agreements—Nektar License and Supply Agreement.”

In March 2012, we entered into a clinical supply agreement with Althea Technologies, Inc., for the formulation and packaging of pegnivacogin and anivamersen for use in our clinical trials. The formulation and packaging is conducted pursuant to a quality agreement entered into in January 2012. Formulation and packaging services are provided on a purchase order basis, with no minimum purchase obligation. The clinical supply agreement has an indefinite term and expires when all services thereunder have been completed. The agreement may be terminated by us with or without cause on 30 days written notice, immediately by either party upon the occurrence of certain bankruptcy events related to the other party, upon 30 days written notice by either party if the parties fail to agree on a change in the scope of the agreement, or upon written notice by one party in the event of a material breach by the other party that is not cured within 30 days or such additional time that may be reasonably necessary to cure such breach if commenced within such 30-day period and diligently pursued to completion.

In November 2007, we entered into a development and supply agreement for REG3 bulk drug substance with Avecia Biotechnology, Inc., which expired in November 2009. We anticipate entering into extension of this agreement or a new agreement to manufacture REG3 for our planned Phase I study. Manufacture of bulk drug substance lots is on a purchase order basis, with no minimum purchase obligation.

Except for the agreement with Nektar, all of the agreements described above relate solely to the clinical development of our product candidates. In the event that we obtain marketing approval for a product candidate, we will be required to enter into separate agreements for the commercial production and distribution and manufacturing of that product.

Intellectual Property

We believe that we have a strong patent portfolio and substantial know-how relating to REG1, our other product candidates and our proprietary technology platform. Our patent portfolio, described more fully below, includes claims directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods for altering the affinity of an aptamer for a target molecule and for treating disease and disorders, as well as methods of manufacturing aptamers and aptamer formulations. As of April 29, 2013, we are the owner of record of five issued or allowed U.S. patents and six issued or allowed non-U.S. patents, as well as the licensee of at least nine issued or allowed U.S. patents and at least ten issued or allowed non-U.S. patents. We are actively pursuing an additional 13 U.S. patent applications, of which four are provisional and nine are non-provisional, one international patent application and 40 non-U.S. patent applications in twelve jurisdictions as the owner of record, in addition to at least two U.S. patent applications and 14 non-U.S. patent applications under license.

We strive to protect the proprietary technology that we believe is important to our business, including our proprietary technology platform, our product candidates and our processes. We seek patent protection in the United States and internationally for our products, their methods of use and processes of manufacture, and any other technology to which we have rights, where available and when appropriate. We also rely on trade secrets that may be important to the development of our business.

Our success will depend on the ability to obtain and maintain patent and other proprietary rights in commercially important technology, inventions and know-how related to our business, the validity and enforceability of our patents, the continued confidentiality of our trade secrets as well as our ability to operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors—Risks Relating to Our Intellectual Property.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional priority application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or PTO, in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.

The term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a new drug application, or NDA, we expect to apply for patent term extensions for patents covering our product candidates and their methods of use.

The patent portfolios for our proprietary technology platform and our three most advanced product candidates as of December 31, 2012 are summarized below.

Our Proprietary Technology Platform

Our active aptamer control agent technology was co-discovered by Dr. Christopher P. Rusconi, our chief scientific officer, in his prior role at Duke University, or Duke. Those discoveries are disclosed and claimed in a patent portfolio owned by Duke, or the Duke portfolio, and exclusively licensed to us, on terms described more fully below. The Duke portfolio includes broad claims directed to aptamers and pharmaceutical compositions containing aptamers, as well as methods for modulating coagulation. By stage and geographic focus, the Duke portfolio includes issued U.S. patents, such as U.S. Patent Nos. 7,312,325; 7,776,837; 7,300,922; 8,143,233 and 8,283,330, pending U.S. patent applications, such as U.S. Patent Application Nos. 11/789,992 and 13/428,352, and corresponding issued and foreign national or regional counterpart patents or applications. The issued and pending applications include broad subject matter directed to modulation of aptamer function in the body by a number of different methods. The most significant issued patent within the Duke portfolio, U.S. Patent No. 7,300,922, is expected to expire in 2023, as a result of patent term adjustments. If issued, the last to expire pending patent application within this portfolio would expire in 2022, excluding any patent term adjustments or extensions.

Archemix owns or controls a patent portfolio, or the Archemix portfolio, and related know-how directed to the proprietary SELEX™ method for identifying nucleic acid ligands and directed broadly to nucleic acid ligand compositions, licensed to us under terms described more fully below. By stage and geographic focus, the portfolio includes issued U.S. patents and corresponding foreign national or regional counterpart patents or applications. The most significant issued patent within the Archemix portfolio, U.S. Patent No. 6,011,020 relating to pegylated aptamers, is expected to expire in January 2017. We have a license from Archemix under which we possess rights in certain patent rights and know-how owned or controlled by Archemix, as described more fully below, including an exclusive commercial license and a non-exclusive research license to the SELEX™ processes for identifying aptamers for use in products that contain an aptamer and an active control agent for use in the treatment of certain coagulation-related diseases or conditions in humans.

REG1

The patent portfolio for REG1 includes wholly owned patents and patent applications directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods for modulating coagulation and treating coagulation-related diseases utilizing aptamers, and methods of manufacturing aptamers. It includes issued U.S. Patent Nos. 7,304,041; 7,723,315, 8,389,489 and 7,531,524, pending U.S. patent applications, and corresponding foreign national or regional counterpart patents or applications. The most significant issued patents within this portfolio are the issued U.S. patents referenced above, all of which are expected to expire in

2025, excluding any additional term for patent term extensions. If issued, the last to expire pending patent application within this portfolio would expire in 2033, excluding any additional term for patent term adjustments or patent term extensions.

REG3

The patent portfolio for REG3 includes wholly owned patents and patent applications. It includes claims directed to aptamers, pharmaceutical compositions containing aptamers, aptamer formulations, methods of treating a platelet-mediated disorder and methods of modulating platelet function. It includes issued U.S. Patent No. 8,318,923, pending U.S. patent applications, and corresponding foreign national or regional counterpart applications. The last to expire issued patent is expected to expire in 2030, excluding any patent term adjustments or extensions. If issued, the last to expire pending patent applications are expected to expire in 2033, excluding any patent term adjustments or extensions.

REG2

The REG2 patent portfolio includes the same patents and patent applications discussed above with respect to REG1.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our proprietary technology platform are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trademarks

We seek trademark protection in the United States and outside of the United States where available and when appropriate. We have registered trademark rights in the TAKING SCIENCE TO HEART mark in the United States and Israel, to the WE TAKE SCIENCE TO HEART mark in the United States, to the REGADO BIOSCIENCES mark in the United States, Canada and Israel, and to the REGADO mark in the United States and Israel. We have registered trademark rights in REGADO BIOSCIENCES THE ACTIVE CONTROL AGENT CONTROL COMPANY in Israel. We use these registered marks in connection with our pharmaceutical research and development as well as our product candidates.

License Agreements

Duke License Agreement

We entered into a license agreement with Duke in November 2004, which was amended in July 2005. Under the amended agreement, we obtained an exclusive worldwide license to make, have made, use, lease, offer for sale, sell, distribute and export license products, including the right to sublicense, under certain Duke patent rights relating to aptamers with an active control agent and to genus claims to anti-FIXa aptamers and a non-exclusive license to related Duke know-how. Duke retains the right to practice the patent rights licensed under the agreement for its educational, research, publication and clinical purposes, and to provide materials covered by such patent rights to certain third parties for non-commercial purposes.

We issued 191,250 shares of our common stock to Duke as consideration for the license agreement. In addition, we may be required to pay to Duke an aggregate of $1.75 million per product upon the achievement of specified development and regulatory approval milestones, including $500,000 payable upon the commencement of the REGULATE-PCI trial. Through December 31, 2012, no milestone payments had been made under this license agreement. All of our product candidates are subject to the terms of the Duke license.

We also are required to pay Duke royalties based on a percentage of net sales for products and services sold by us or our sublicensees that utilize, incorporate or practice any of the licensed patent rights. The percentage royalty rate is in the low single digits. These royalties may be reduced if we are required to obtain a third-party license to practice the Duke patent rights.

The agreement requires us to use reasonable best efforts to commercialize products and services based on the licensed technology and to continue active and diligent marketing efforts of any commercialized products and services for the life of the agreement.

We may terminate the agreement at any time upon three months written notice. Either party may terminate the agreement upon a judgment or conviction holding that the other party has committed fraud, willful misconduct or illegal conduct with respect to the subject matter of the agreement or upon a material breach of the agreement by the other party, subject to the breaching party’s limited right to avoid termination by curing the material breach in certain circumstances. Absent any early termination, the term of the agreement continues until the last of the licensed patent rights has expired or become abandoned. The longest lived patent rights licensed to us under the agreement are expected to expire in 2023 as a result of patent term adjustments.

Archemix License Agreement

In October 2003, we entered into a license agreement with Archemix pursuant to which we obtained an exclusive worldwide license to develop, manufacture, use, sell, offer for sale, have sold and import licensed products under certain patent rights and know-how owned or controlled by Archemix for products that contain an aptamer and active control agent for use in the treatment of diseases or conditions in humans caused or characterized by factors involved in, and the modulation of, fibrin deposition, platelet adhesion and/or platelet aggregation. The agreement excludes conditions or diseases of the eye, the orbit and its contents, the eyelids or the lachrymal system, as well as the diagnosis of any diseases or conditions and any uses relating to the handling or storage of blood or blood products.

Under the agreement, we also obtained a non-exclusive research license to the SELEX™ process for identifying and developing aptamers for use solely as part of the licensed products described above.

The agreement provides for a non-exclusive license back to Archemix to use and sublicense our improvements related to the SELEX™ process, as well as a nonexclusive license to use, for internal research solely within Archemix, other improvements we make to the intellectual property licensed from Archemix.

We issued 112,500 shares of our common stock to Archemix as consideration for the license agreement. In addition, we may be required to pay to Archemix an aggregate of $5.5 million upon the achievement of specified development and regulatory approval milestones, including $1.0 million upon the commencement of the REGULATE-PCI trial. Through December 31, 2012, no milestone payments had been made under this license agreement. All of our product candidates are subject to the terms of the Archemix license.

We also are required to pay Archemix royalties based on the net sales of licensed products by us and our affiliates. The royalty rate is in the mid-single digits. The longest lived patent rights licensed to us under the agreement are expected to expire in 2017.

To the extent that any intellectual property that we license from Archemix, other than intellectual property relating to the SELEX™ process, is held by a third party licensor of Archemix, we may be responsible for paying incremental costs that Archemix is required to pay to such third-party licensor on account of the license Archemix has granted to us.

The agreement requires us to use commercially reasonable efforts to proceed with the development, manufacture and sale of licensed products. We may enter into collaboration agreements with third parties with respect to part or all of the development or commercialization of one or more licensed products, subject to Archemix’s right of first refusal with respect to any such proposed collaboration agreement in certain limited circumstances. We also have the right to grant sublicenses to the intellectual property licensed from Archemix subject to the obligation to pay Archemix royalties based on amounts received pursuant to any such sublicenses.

We may terminate the agreement at any time upon 60 days’ written notice. Either party may terminate the agreement if the other party commits a material breach of the agreement and fails to cure the breach within 60 days after written notice. Absent any early termination, the term of the agreement continues until the last valid claim within the licensed patent rights expires. The agreement provides that upon expiration, we will have a paid up, exclusive, worldwide licensed under the know-how rights licensed from Archemix in the field licensed to us under the agreement.

Nektar License and Supply Agreement

In December 2006, we entered into a license, manufacturing and supply agreement with Nektar pursuant to which we obtained an exclusive, worldwide license to certain Nektar-controlled patent rights and know-how pertaining to the PEG and other pegylation technology used for pegnivacogin, solely to make, have made, import, use, offer for sale, sell and otherwise exploit pegnivacogin for the treatment, prevention or diagnosis of human diseases or conditions, other than Hemophilia A. Nektar retains the right to practice the licensed patent rights and know-how for research and development of products that it is developing itself or with others and to perform obligations to third parties set forth in agreements existing as of the effective date of our agreement.

We have the right to grant sublicenses to third parties, provided that any sublicensee of the Nektar-controlled patent rights and know-how at the time is not a competitor of Nektar.

We may be required to pay to Nektar an aggregate of $7.75 million upon the achievement of specified development and regulatory approval milestones. Through December 31, 2012, we made payments under this license agreement totaling $1.25 million.

We also are required to pay Nektar royalties based on a percentage of net sales of our REG1 product by us or our sublicensees. The percentage royalty rates are in the mid-single digits, and are subject to reduction with respect to sales in a country if none of the patents and patent applications that we license under the agreement cover REG1 or the PEG in such country. These royalties also may be reduced if we are required to pay royalties to a third party due to infringement relating to the PEG. The duration of our royalty obligation expires on a country-by-country basis on the later of ten years after first commercial sale of REG1 in a country and the expiration of the last-to-expire of the licensed patent rights in such country.

If we enter into a transaction where we grant a third party any rights to distribute, promote, market or sell REG1, or we sublicense any of the rights licensed to us under the agreement, then we are required to pay Nektar a specified percentage of the first payment we receive in such transaction, up to a specified maximum payment to Nektar.

We are required to purchase 100% of our and our sublicensees’ requirements of the PEG for the REG1 product from Nektar, at a purchase price defined in the agreement, which purchase price is subject to annual increases based on inflation index changes.

We may terminate the agreement at any time upon 60 days’ written notice, subject to our obligation to pay an early termination fee to Nektar. Our right to terminate the agreement early is further subject to our obligation to continue to make certain minimum purchases from Nektar of the PEG and to continue to pay Nektar royalties for net sales of REG1 that incorporates such PEG purchased from Nektar. Either party may terminate the agreement if the other party fails to comply with the material terms of the agreement and does not correct such failure within 30 days for failures to make timely payment or 90 days for other failures. Nektar also may terminate the agreement if we or a sublicensee challenges the validity, scope or enforceability of or otherwise opposes any of the patent rights licensed to us under the agreement. Absent any early termination, the term of the agreement continues until all royalty obligations under the agreement expire.

NovaMedica Technology Transfer Agreement

In connection with our Series E Preferred Stock financing, in December 2012, we entered into a Technology Transfer Agreement, or the Tech Transfer Agreement, with Domain Russia Investments Limited, or DRI, an affiliate of Domain Partners VIII, L.P. Domain Partners VIII, L.P. and Domain Partners VI, L.P., a significant stockholder of our company, are both managed by Domain Associates, L.L.C. Pursuant to the Tech Transfer Agreement, in exchange for a nominal payment, we assigned to DRI certain patents and patents applications in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory, and granted to DRI an exclusive, fully paid-up, royalty-free, irrevocable and assignable license under our non-patent intellectual property to develop and commercialize REG1 and our other product candidates in the Covered Territory. Immediately thereafter, we, together with DRI and NovaMedica, LLC, or NovaMedica, executed an Assignment and Assumption Agreement, pursuant to which all of DRI’s rights and obligations under the Tech Transfer Agreement were transferred to NovaMedica. DRI also has a right of first negotiation if we desire to partner with a third party to develop or commercialize future product candidates in the Covered Territory, which was assigned to NovaMedica. We agreed to take all action required to register or record the patent transfers to DRI in each country in the Covered Territory and to ensure the assignment of DRI’s rights under the Tech Transfer Agreement to NovaMedica. NovaMedica is jointly owned by Rusnano Medinvest LLC, or Rusnano Medinvest, and DRI. RMI Investments, S.á.r.l, or RMII, a significant stockholder of ours, is a wholly-owned subsidiary of Rusnano Medinvest. In connection with the second tranche closing of our Series E Preferred Stock financing, we agreed to file certain patent transfer applications and to take certain other related actions which have been completed. See “Certain Relationships and Related Party Transactions – Series E Financing.”

Under the terms of the Tech Transfer Agreement, upon request we have agreed to provide certain development support to NovaMedica and to use commercially reasonable efforts to assist NovaMedica to establish a manufacturing relationship with our CMOs. We also have agreed to provide NovaMedica with certain manufacturing know-how and support, including making our manufacturing employees available to provide scientific and technical explanations, advice and on-site support that may be reasonably requested by NovaMedica. NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, including travel-related expenses. We estimate that the aggregate out-of-pocket expense of providing such services will be approximately $250,000. In addition, prior to the first commercial sale of a product candidate, we have agreed to sell to NovaMedica sufficient quantities of each product candidate and related compounds to enable NovaMedica to conduct clinical trials of such product candidate in the Covered Territory at cost plus a mark-up in the low double digits so long as any sale does not reasonably interfere with our own development and commercialization activities.

The Tech Transfer Agreement also provides that we will enter into a Clinical Development and Collaboration Agreement, a Supply Agreement and certain related agreements with NovaMedica to implement the terms of the Tech Transfer Agreement. The terms of those agreements are subject to negotiation with NovaMedica and have not been finalized. The NovaMedica Agreement contemplates that the Clinical Development and Collaboration Agreement will include the formation of a joint steering committee to oversee development and commercialization of our product candidates in the Covered Territory. In connection with the second tranche closing of our Series E Preferred Stock financing, we agreed to use commercially reasonably efforts to negotiate, execute and deliver the Clinical Development and Collaboration Agreement on or before May 31, 2013. See “Certain Relationships Related Party Transactions—Series E Financing.” The Tech Transfer Agreement provides that the Supply Agreement will cover the commercial supply of product candidates and related drug compounds to NovaMedica at cost plus a mark-up in the low double digits.

Concurrently with the signing of the Tech Transfer Agreement, we also entered into a letter agreement with DRI pursuant to which we are obligated to pay DRI a make-whole payment up to a maximum amount of $1.2 million in the event that an independent appraiser’s valuation of certain patent applications assigned to DRI under the Tech Transfer Agreement is less than $1.2 million. The letter agreement provides that such payment will be refunded to us if DRI receives certain capital contribution credits with respect to such patent applications in connection with its investment in NovaMedica. DRI has advised us that the independent appraiser valued the assigned patent applications at more than

$1.2 million. As a result, DRI is not entitled to any make-whole payment under the terms of the letter agreement. In addition, we have agreed to indemnify DRI against any claims brought by NovaMedica arising out of or resulting from any breach of specified representations and warranties which we made in the Tech Transfer Agreement up to a maximum amount of $1.2 million, less any payments made to DRI in connection with the valuation of the assigned intellectual property. Our indemnification obligation will expire two years following the first commercial sale of REG1 or our other product candidates in the Covered Territory or six years after the date of the letter agreement if no such commercial sales have occurred.

Sales and Marketing

Because REG1 is a hospital-based acute care product, we believe that it is feasible for us to commercialize REG1 with a relatively small specialty sales force calling on a targeted group of hospital-based interventional cardiologists. If REG1 is approved, our current plan is to commercialize REG1 in the United States by building a commercial infrastructure or utilizing contract reimbursement specialists, sales people and medical education specialists. We may seek to augment our commercial efforts by entering into a collaboration with a pharmaceutical company, if such a collaboration is available on attractive terms. Outside of the United States, we likely will seek to commercialize REG1 through distribution or other collaboration arrangements.

Competition

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical companies and generic drug companies. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, mechanism of action, control and predictability, convenience of dosing and price and reimbursement.

Our most advanced product candidate, REG1, is being developed for use in patients undergoing PCI for a wide variety of cardiovascular conditions. If approved for this indication, REG1 would compete with a number of currently-marketed anticoagulants, including bivalirudin, currently marketed and sold by The Medicines Company under the brand name Angiomax® in the United States, and UFH and LMWH, both of which are available as biosimilars and which are currently manufactured and sold by a number of companies. Otamixaban, which is being developed by Sanofi, is being evaluated in a Phase 3 clinical trial for patients with UA or N-STEMI scheduled to undergo an early invasive strategy.

We intend to develop REG1 for use in additional cardiovascular procedures, such as OHS, PCI as a treatment for STEMI, and TAVI. If approved for these indications, REG1 would compete primarily with UFH and LMWH.

We believe that our product candidates offer key potential advantages over these competitive products that could enable our product candidates, if approved, to capture meaningful market share from our competitors. However, many of our potential competitors have substantially greater financial, technical and human resources than we do, as well as greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than us in obtaining regulatory approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of their development and commercialization. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render our product candidates non-competitive or obsolete.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products such as those we are developing. Our product candidates must receive final approval from the FDA before they may legally be marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and ensuring compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product seizures, product detention, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies according to Good Laboratory Practices or other regulations, as well as formulation studies;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices, or GCP, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA for a new drug;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current Good Manufacturing Practices, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process require substantial time, effort and financial resources and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. The preclinical testing stage includes laboratory evaluations of product chemistry, toxicity, formulation and stability, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, to the FDA as part of the IND. The sponsor must also include a protocol detailing, among other things, the objectives of the initial clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the initial clinical trial lends itself to an efficacy evaluation. Preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during trials due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Once an IND is in effect, each new clinical protocol and any amendments to the protocol must be submitted to the IND for FDA review, and to the IRBs for approval.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The product candidate is initially introduced into healthy human subjects and tested for tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients having the specific disease.

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Phase 2. Phase 2 trials involve investigations in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine optimal dosage and schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in a larger patient population at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for regulatory approval and product labeling.

Post-approval studies, also called Phase 4 trials, may be conducted after initial marketing approvals. These studies are used to obtain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the results of the clinical trials must be submitted annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected side effects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA, requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees which may be waived under certain limited circumstances.

FDA Review of New Drug Applications

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with the additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months in which to complete the initial review of a standard NDA and respond to the applicant and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the chemistry, manufacturing and control documentation is adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. An advisory committee is a panel of independent experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. The FDA is not bound by the recommendation of an advisory committee.

The approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information.

Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to conform the application to a condition suitable for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between (a) the effective date of an IND and the submission date of an NDA plus (b) the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within 60 days of approval of the drug. The PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active pharmaceutical ingredient, or active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a Section 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. However, the FDCA will not prevent the submission or approval of another full Section 505(b)(1) NDA, but such an NDA applicant would be required to conduct its own preclinical and adequate, well-controlled clinical trials to demonstrate safety and effectiveness. Further, a Section 505(b)(2)

application may be submitted after four years if it contains a Paragraph IV certification claiming that the patents covering the drug are either invalid or not infringed by the drug described in the 505(b)(2) application. The FDCA also provides three years of marketing exclusivity for an NDA, Section 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. Such clinical trials may, for example, support new indications, dosages, routes of administration or strengths of an existing drug, or for a new use, if new clinical investigations that were conducted or sponsored by the applicant are determined by the FDA to be essential to the approval of the application. This exclusivity, which is sometimes referred to as clinical investigation exclusivity, prevents the FDA from approving an application under Section 505(b)(2) for the same conditions of use associated with the new clinical investigations before the expiration of three years from the date of approval. Such three-year exclusivity, however, would not prevent the approval of another application if the applicant submits a Section 505(b)(1) NDA and has conducted its own adequate, well-controlled clinical trials demonstrating safety and efficacy, nor would it prevent approval of a generic product or Section 505(b)(2) product that did not incorporate the exclusivity-protected changes of the approved drug product. The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes.

Post-Approval Requirements

Any drugs for which we receive FDA approval are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse effects with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. In September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-marketing authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. Further, manufacturers of drugs must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, certain changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Drug manufacturers and other entities involved in the manufacturing and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the drug. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release.

The FDA may restrict market availability or withdraw a product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Discovery of previously unknown problems with a product subsequent to its approval may result in restrictions on the product or even complete withdrawal of the product from the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical trials, product seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions or civil or criminal penalties.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, in July 2012, the Food and Drug Administration Safety and Innovation Act was enacted, expanding drug supply chain requirements and strengthening FDA’s response to drug shortages, among other things. In addition to new legislation, the FDA regulations and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to clinically evaluate or sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Third-Party Payor Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any of our drug candidates for which we obtain regulatory approval. In both the United States and foreign markets, our ability to commercialize our product candidates successfully, and to attract commercialization partners for our product candidates, depends in significant part on the availability of adequate financial coverage and reimbursement from third-party payors, including, in the United States, governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Medicare is a federally funded program managed by the Centers for Medicare and Medicaid Services, or CMS, through local fiscal intermediaries and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly and disabled. Medicaid is an insurance program for certain categories of patients whose income and assets fall below state defined levels and who are otherwise uninsured that is both federally and state funded and managed by each state. The federal government sets general guidelines for Medicaid and each state creates specific regulations that govern its individual program. Each payor has its own process and standards for determining whether it will cover and reimburse a procedure or particular product. Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. The competitive position of some of our products will depend, in part, upon the extent of coverage and adequate reimbursement for such products and for the procedures in which such products are used. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by the government and other payors.

The U.S. Congress and state legislatures may, from time to time, propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our product candidates profitably. For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners. We will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Health Care Reform Law, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our product candidates.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the CMS, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. These regulations include:

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the federal healthcare program anti-kickback law which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other government reimbursement programs that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

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the federal Health Insurance Portability and Accountability Act of 1996 which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

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the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics, and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

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the FDCA which, among other things, strictly regulates drug product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

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state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

Employees

As of April 29, 2013, we had a total of 30 full-time employees and one part-time employee. Twenty of our full-time employees hold graduate degrees including ten doctorate degrees and 18 are engaged in full-time research and development activities. None of our employees are represented by a labor union and we consider our employee relations to be good. Of our 29 full-time employees, 17 work in North Carolina and 13 work in New Jersey.

Properties

Our corporate headquarters are located in Basking Ridge, New Jersey, where we lease 6,218 square feet of office space. In November 2008, we entered into a three-year lease agreement for that facility and are currently on a month-to-month basis. We have a lab facility in Durham, North Carolina, where we lease 8,495 square feet of office space. In April 2007, we entered into a five-year lease agreement for that facility and are currently on a month-to-month basis. In December 2012, we entered into a six-month lease for additional office space in Cary, North Carolina.

We believe that our existing facilities are adequate for our current and expected future needs. We may seek to negotiate new leases or look for additional or alternate space for our operations. We believe that appropriate alternative space is readily available at similar rents.

Legal Proceedings

We are not currently a party to any legal proceedings.

MANAGEMENT

The following table sets forth the name, age, position and tenure of each of our directors and executive officers as of April 29, 2013:

Name	Age	Position(s)	Served as an Officer or Director Since

David J. Mazzo, Ph.D.	56	President, Chief Executive Officer and Director	2008
Christopher E. Courts, CPA	43	Vice President, Finance	2006
Steven L. Zelenkofske, D.O., F.A.C.C.	54	Senior Vice President, Clinical and Medical Affairs and Chief Medical Officer	2009
Ellen McDonald	51	Senior Vice President, Business Operations and Chief Business Officer	2009
Alexander R. Giaquinto, Ph.D.	69	Senior Vice President, Regulatory Affairs and Quality Assurance and Chief Compliance Officer	2009
Christopher P. Rusconi, Ph.D.	45	Senior Vice President, Discovery/Preclinical Development and Chief Scientific Officer	2003
Dennis Podlesak(1)(2)	55	Chairman of the Board of Directors	2007
Jesse Treu, Ph.D.(2)(3)	66	Director	2005
P. Sherrill Neff, J.D.(1)	61	Director	2005
Raphaël Wisniewski(2)	43	Director	2009
B. Jefferson Clark(3)	56	Director	2004
Anton Gopka(3)	29	Director	2012

(1)	Member of the compensation committee
(2)	Member of the nominating and corporate governance committee
(3)	Member of the audit committee

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. The business experience for the past five years, and in some instances, for prior years, of each of our executive officers and directors is as follows:

David J. Mazzo, Ph.D. has served as our president and chief executive officer and as a member of our board of directors since August 2008. Dr. Mazzo has almost 30 years of experience in the pharmaceutical industry. Most recently, from March 2007 to April 2008, he was president and chief executive officer of Æterna Zentaris, Inc., a publicly held Canadian biopharmaceutical company. From 2003 until 2007, Dr. Mazzo served as president and chief executive officer of Chugai Pharma USA, LLC, a biopharmaceutical company which was the U.S. subsidiary of Chugai Pharmaceutical Co., Ltd. of Japan. Dr. Mazzo has also held senior management and executive positions in research and development at Schering-Plough Corporation, a publicly held pharmaceutical company that was subsequently acquired by Merck & Co., Inc., Hoechst Marion Roussel, Inc., the US subsidiary of Hoechst AG, which was subsequently acquired by Sanofi, a multinational pharmaceuticals company, and Rhone-Poulenc Rorer, Inc., a subsidiary of Rhone-Poulene SA, a French pharmaceuticals company, which was subsequently acquired by Hoechst AG. He currently serves on the boards of directors of pSivida Corp., a publicly held biotechnology company, in the role of non-executive chairman, and Avanir Pharmaceuticals, Inc., a publicly held biopharmaceutical company. Dr. Mazzo earned a B.A. in the Honors Program (Interdisciplinary Humanities) and a B.S. in Chemistry from Villanova University. In addition, Dr. Mazzo received his M.S. in chemistry and his Ph.D. degree in analytical chemistry from the University of Massachusetts, Amherst. He was also a research fellow at the Ecole Polytechnique Federale de Lausanne, Switzerland. We believe Dr. Mazzo possesses specific attributes that qualify him to serve as a member of our board of directors, including his insight and experience as our chief executive officer, which brings historic knowledge, operational expertise and continuity to our board of directors, his experience as chief executive officer and in other senior management roles at other pharmaceutical and biotechnology companies and his service on other boards of directors in the biopharmaceutical industry.

Christopher E. Courts, CPA has served as our vice president, finance since April 2006. From 1997 to 2006, Mr. Courts served as a finance director with ITC DeltaCom, Inc., a publicly held integrated communications provider, which was subsequently acquired by EarthLink, Inc., where his responsibilities included corporate budgeting, cost operations and compliance with the Sarbanes-Oxley Act of 2002, as well as significant corporate transactions, including and culminating with the merger of Business Telecom, Inc. and ITC DeltaCom, Inc. in 2003. Mr. Courts is licensed as a Certified Public Accountant in North Carolina, and he holds a B.A. in Finance and M.B.A. from Marshall University.

Steven L. Zelenkofske, D.O., F.A.C.C. has served as our senior vice president, clinical and medical affairs and chief medical officer since January 2009. Dr. Zelenkofske has extensive experience as a principal investigator on a number of important trials in cardiovascular medicine. From June 2007 until January 2009, Dr. Zelenkofske served as vice president, cardiovascular/thrombosis medical unit at Sanofi-Aventis Pharmaceutical, a U.S. subsidiary of Sanofi, a multinational pharmaceutical company, and, from 2006 until 2007, as vice president of clinical sciences and chief patient safety officer for Boston Scientific Corporation’s cardiac rhythm management group. From 2002 to 2006, he was a senior director with Novartis AG, a publicly held multinational healthcare company, where he held positions of increasing responsibility within its cardiovascular division, most recently serving as senior medical director, U.S. clinical development, hypertension and cardiovascular section head. Dr. Zelenkofske is a practicing electrophysiologist at Lehigh Valley Hospital in Allentown, Pennsylvania, and serves as an associate professor of medicine at the College of Medicine of the Pennsylvania State University/Hershey Medical Center and for the Philadelphia College of Osteopathic Medicine. He earned a B.S. and M.Sc. in biochemistry and immunopharmacology at Emory University. He holds a D.O. from the Philadelphia College of Osteopathic Medicine and has certifications in clinical cardiac electrophysiology, cardiology and internal medicine, including a fellow of American Cardiology College.

Ellen McDonald has served as our senior vice president of business operations and chief business officer since January 2009. Ms. McDonald has nearly 20 years of experience in the biopharmaceutical industry. From 2007 to April 2008, she served as chief business officer and senior vice president at Æterna Zentaris, Inc., a publicly held Canadian biopharmaceutical company. From 2005 to 2007, she served as senior vice president, business operations, at Chugai Pharma USA, LLC, a biopharmaceutical company which was the U.S. subsidiary of Chugai Pharmaceutical Co., Ltd. of Japan. Prior to 2004, Ms. McDonald served as senior vice president, cardiovascular marketing and medical at Bristol-Myers Squibb Company, a publicly held biopharmaceutical company, and served as vice president, oncology at Ortho Biotech, Inc., a Johnson & Johnson company. She earned a B.S. in General Engineering at the United States Military Academy, West Point, following which she served for five years as an officer in the U.S. Army. She also earned an M.B.A. in the Executive Program at Columbia University.

Alexander R. Giaquinto, Ph.D. has served as our as senior vice president of regulatory affairs and quality assurance and chief compliance officer since January 2009. Dr. Giaquinto has over 38 years of experience in the pharmaceutical industry, including 30 years at Schering-Plough Corporation, a publicly held pharmaceutical company that was subsequently acquired by Merck & Co., Inc., where, from 1972 to 2004, he held executive management positions in the areas of worldwide regulatory affairs and compliance. From 2004 to 2009, Dr. Giaquinto served as the president of ARG Consulting, LLC, a privately held consulting company. Dr. Giaquinto is a member of the Scientific Advisory Boards of Allozyne, Inc., a privately held biopharmaceutical company, and EndoCeutics, Inc., a privately held biopharmaceutical company. He also served on, as well as chaired, the Regulatory Affairs Coordinating Committee of the Pharmaceutical Research and Manufacturers of America. Dr. Giaquinto earned a B.S. in pharmacy from St. John’s University and a Ph.D. in pharmaceutics from the University of Connecticut.

Christopher P. Rusconi, Ph.D. is a co-founder of our company and has served in several executive positions with us since 2003, most recently as our chief scientific officer. From 2000 to 2003, Dr. Rusconi was director of research for the program in combinatorial therapeutics and assistant research professor of surgery at Duke University Medical Center. Dr. Rusconi has authored or co-authored more than 20 peer-reviewed publications, including works appearing in Nature, Circulation and the Journal of Clinical Investigation. He is the co-inventor of our aptamer-control agent technology, the inventor of REG1 and several issued and allowed patents and has led the development of this program since its inception. Dr. Rusconi earned a B.S. in cellular biology from the University of Kansas, and a Ph.D. in molecular and cellular biology as an National Science Foundation pre-doctoral fellow from the University of Colorado, Boulder. He continued his training as a Jane Coffin Childs postdoctoral fellow at Duke University Medical Center.

Board of Directors

Dennis Podlesak is our chairman and has served as a member of our board of directors since December 2007. Mr. Podlesak has been a partner of Domain Associates, or Domain, since 2007. Domain is an exclusively life science focused venture capital firm. From 2007 to December 2009, Mr. Podlesak founded and served as chief executive officer of Calixa Therapeutics, Inc., a privately held biopharmaceutical company, which was acquired by Cubist Pharmaceuticals, Inc. in December 2009. Additionally, Mr. Podlesak was executive chairman of Corthera, Inc., a privately held biopharmaceutical company, which was acquired by Novartis AG in January 2010. Prior to Domain, from 2005 to 2007, Mr. Podlesak was a founder and chief executive officer of Cerexa, Inc., a privately held biopharmaceutical company, which was acquired by Forest Laboratories, Inc. in 2007. Prior to Cerexa, from 2004 to 2005, Mr. Podlesak served as the chief executive officer of Peninsula Pharmaceuticals, Inc., which was acquired by Johnson & Johnson in 2005. Prior to Peninsula, Mr. Podlesak served as senior vice president and led a north american business unit for Novartis AG, a multinational publicly held healthcare company, and as a member of Novartis’ pharmaceutical executive committee and global leadership team. Earlier in his career, Mr. Podlesak served as vice president and headed the CEC division of Allergan, Inc., a publicly held multi-specialty healthcare company, and as member of Allergan’s north american and global management team. Mr. Podlesak spent the first ten years of his career with SmithKline Beecham (now GlaxoSmithKline plc) where he was promoted to eight positions of increasing responsibility during his tenure with the company. Mr. Podlesak currently serves as chairman of the board of directors of Adynxx, Inc., a privately held pharmaceutical company, and Syndax Pharmaceuticals, Inc., a privately held pharmaceutical company, and is a member of the board of directors of Avanir Pharmaceuticals, Inc., a publicly held biopharmaceutical company, RightCare Solutions, Inc., a privately held healthcare technology company, DRI Holdings Limited, and its wholly owned subsidiary, Domain Russian Investments, Limited. Mr. Podlesak received a B.A. in business administration and an M.B.A. from Pepperdine University and has completed postgraduate studies at the Wharton School, University of Pennsylvania. We believe that Mr. Podlesak possesses specific attributes that qualify him to serve on our board of directors, including his experience as chief executive officer at other companies in the biotechnology industry, his over 20 years of strategic, operational and commercial experience within the pharmaceutical industry and his service on other boards of directors in the biotechnology industry.

Jesse Treu, Ph.D. has served as a member of our board of directors since July 2005. Dr. Treu has been a partner of Domain since its inception in 1985. Dr. Treu currently serves on the boards of directors of several of Domain’s portfolio companies. Recently, Dr. Treu served on the board of directors of SenoRx, Inc., a publicly held biotechnology company, which was subsequently acquired by C.R. Baird, Inc. Dr. Treu began his career with General Electric Company in 1973. Dr. Treu holds a B.S. from Rensselaer Polytechnic Institute, and both an M.A. and Ph.D. from Princeton University. We believe that Dr. Treu possesses specific attributes that qualify him to serve on our board of directors including Dr. Treu’s extensive management and board experience in the healthcare industry.

P. Sherrill Neff has served as a member of our board of directors since July 2005. Mr. Neff founded Quaker Partners Management, L.P., an investment firm, in 2002 and has served as a partner since 2002. From 1994 to 2002, Mr. Neff was president and chief operating officer of Neose Technologies, Inc., a biopharmaceutical company, and a director from 1994 to 2003. From 1993 to 1994, he was senior vice president of corporate development at U.S. Healthcare, a publicly traded health maintenance organization which was acquired by Aetna Life & Casualty Co. Prior to that time, Mr. Neff was a managing director at Alex Brown & Sons, an investment bank, from 1984 to 1993 and a corporate attorney at Morgan, Lewis & Bockius from 1980 to 1984. Mr. Neff holds a B.A. from Wesleyan University and a J.D. from the University of Michigan Law School. Mr. Neff serves on the boards of directors of Resource Capital Corporation, a publicly held real estate investment trust, and Cempra, Inc., a publicly held clinical stage pharmaceutical company, as well as several privately held organizations. Mr. Neff also served on the board of directors of Amicus Therapeutics, Inc., a publicly held biopharmaceutical company, from 1996 until 2011. We believe that Mr. Neff possesses specific attributes that qualify him to serve on our board of directors including his more than 20 years of relevant experience in the healthcare industry and more than eleven years as a founding partner of a leading, healthcare venture capital firm.

Raphaël Wisniewski has served as a member of our board of directors since December 2009. Mr. Wisniewski joined Edmond de Rothschild Investment Partners, or Rothschild, in 2001 and has served as a partner of its life sciences practice since 2006. He is a former member of the managing board of Rothschild. Mr. Wisniewski is a graduate of the Ecole des Hautes Etudes Commerciales in Paris and holds a postgraduate diploma in Economics and Finance from the Institut d’Etudes Politiques, Paris. We believe that Mr. Wisniewski possesses specific attributes that qualify him to serve on our board of directors, including his experience investing in and growing biotechnology companies, his experience in finance, capital markets and investing and his understanding of the operations and issues that affect similarly situated private or public companies.

B. Jefferson Clark has served as a member of our board of directors since and chair of the audit committee since 2004. Mr. Clark co-founded The Aurora Funds, Inc., or Aurora in 1994 and currently serves as the managing partner of Aurora. He works primarily with Aurora’s life sciences portfolio. Mr. Clark currently serves on the boards of several of Aurora’s private life science portfolio companies. Prior to forming Aurora, Mr. Clark spent 13 years working in development and external affairs for Duke University. Mr. Clark holds a B.S. in Mechanical Engineering from Duke University and a M.B.A. from the Fuqua School of Business at Duke University. We believe that Mr. Clark possesses specific attributes that qualify him to serve on our board of directors including a significant understanding of corporate governance issues and the manner in which a board should operate due to his experience serving on the board for over a dozen early stage life science companies and member of the audit committee for several companies.

Anton Gopka has served as a member of our board of directors since December 2012. Mr. Gopka is a managing director of D-Pharma, the management company of RusnanoMedInvest, LLC, or RMI, a Russia-based pharmaceutical venture capital firms, founded by RUSNANO State Corporation. Mr. Gopka currently serves on the boards of several of RMI’s portfolio companies. In December 2010, Mr. Gopka founded ParaClassics, a privately held classical music internet media portal where he serves as managing partner. Previously, from October 2010 to April 2011, Mr. Gopka was a vice president for mergers and acquisitions at Barclays Capital, LLC, a subsidiary of Barclays PLC. Prior to Barclays Capital, from October 2008 to October 2010, he was director of mergers and acquisitions at Sistema JSFC. Previously, from April 2006 to October 2008, Mr. Gopka worked at Dresdner Kleinwort, an investment bank, where he advised on a number of M&A and capital markets transactions. Mr. Gopka received a masters degree from the Moscow State University for International Affairs. He also earned a corporate finance course diploma from INSEAD. We believe that Mr. Gopka possesses specific attributes that qualify him to serve on our board of directors including his extensive transactional experience in a wide range of industries, strong healthcare exposure as the managing director of a leading Russian pharmaceutical venture capital firm as well as service on the board of directors for a number of healthcare companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to the terms of our third amended and restated investors’ rights agreement. Our third amended and restated

investors’ rights agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Upon completion of this offering, our board of directors will be divided into three classes: class I, class II and class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an increase in the authorized number of directors, may be filled only by vote of a majority of our directors then in office, even if less than a quorum.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

We intend to apply to list our common stock on The NASDAQ Global Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within 12 months of the completion of an initial public offering. In addition, the rules of The NASDAQ Stock Market require that, (i) on the date of the completion of the offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (ii) within 90 days of the date of the completion of the offering, a majority of the members of such committees be independent and (iii) within one year of the date of the completion of the offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Neff, Clark and Wisniewski, representing three of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Stock Market.

Our board of directors also determined that Mr. Clark, one of the three directors who serve on our audit committee, that Mr. Neff, one of the three directors who serve on our compensation committee, and that Mr. Wisniewski, one of the three directors who serve on our nominating and corporate governance committee, satisfy the independence standards for those committees established by the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and The NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. We intend to comply with the other independence requirements for committees within the time periods specified above.

Board Committees

Our board of directors has established an audit committee, a compensation committee and, upon the completion of this offering, a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors.

Audit Committee

Upon completion of this offering, the members of our audit committee will be Mr. Clark, Dr. Treu and Mr. Gopka, and Mr. Clark will chair the audit committee. Our board of directors has determined that Mr. Clark is independent within the meaning of The NASDAQ Marketplace Rules and Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that                  qualifies as an audit committee financial expert within the meaning of SEC regulations and The NASDAQ Marketplace Rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

Upon the completion of this offering, our audit committee’s responsibilities will include:

•	appointing, evaluating, retaining and, when necessary, terminating the engagement of our independent registered public accounting firm;

•	overseeing the independence of our independent registered public accounting firm, including obtaining and reviewing reports from the firm;

•	setting the compensation of our independent registered public accounting firm;

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overseeing the work of our independent registered public accounting firm, including receiving and considering reports made by our independent registered public accounting firm regarding accounting policies and procedures, financial reporting and disclosure controls;

•	reviewing and discussing with management and our independent registered public accounting firm our audited financial statements and related disclosures;

•	preparing the annual audit committee report required by SEC rules;

•	coordinating internal control over financial reporting, disclosure controls and procedures and code of conduct;

•	reviewing our policies with respect to risk assessment and risk management;

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establishing procedures related to the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

•	reviewing our policies and procedures for reviewing and approving or ratifying related person transactions, including our related person transaction policy; and

•	meeting independently with management and our independent registered public accounting firm.

All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Upon completion of this offering, the members of our compensation committee will be Mr. Neff, Mr. Podlesak and                 , and Mr. Neff will be the chair of the compensation committee. Our board of directors has determined that Mr. Neff and                  are independent within the meaning of The NASDAQ Marketplace Rules. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Upon the completion of the offering, our compensation committee’s responsibilities will include:

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reviewing and recommending to the board of directors our chief executive officer’s compensation, and approving the compensation of our other executive officers reporting directly to our chief executive officer;

•	overseeing the evaluation of our senior executives;

•	overseeing, administering, reviewing and making recommendations to the board of directors with respect to our incentive compensation and equity-based plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis required by SEC rules; and

•	preparing the annual compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

Upon completion of this offering, the members of our nominating and corporate governance committee will be Dr. Treu, Mr. Podlesak and Mr. Wisniewski, and Dr. Treu will be the chair of the nominating and corporate governance committee. Our board of directors has determined that Mr. Wisniewski is independent within the meaning of The NASDAQ Marketplace Rules. Upon the completion of the offering, the nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill any vacancies on the board of directors, and to be appointed to each of the board’s committees;

•	developing and recommending to the board of directors corporate governance guidelines; and

•	overseeing an annual self-evaluation of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, a copy of the code will be posted on the corporate governance section of our website, which is located at www.regadobio.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of our chairman of the board and chief executive officer are separated. We also intend to appoint a lead independent director in the event we have a chairman who is not independent within the meaning of The NASDAQ Marketplace Rules. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer must devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

Although our amended and restated bylaws that will be in effect upon the completion of this offering will not require our chairman and chief executive officer positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under “Risk Factors.” Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks.

Following the completion of this offering, our board of directors will satisfy this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Medical Advisory Board

Our Medical Advisory Board is comprised of many preeminent scientists and physicians from the cardiovascular field. Our board of directors appoints members to the Medical Advisory Board for a term of one year, renewable at the member’s option. The current Medical Advisory Board includes:

Paul W. Armstrong, M.D. has served on our Medical Advisory Board since April 2009. He is a senior attending cardiologist at the University of Alberta Hospital. He is the founding and immediate past president of the Canadian Academy of Health Sciences. Dr. Armstrong received his medical degree at Queen’s University. After post-graduate training both there and at the University of Toronto, he undertook clinical and research training in cardiology at the Massachusetts General Hospital, Harvard Medical School and St. George’s Hospital, London, UK. He is the author, or co-author, of numerous peer-reviewed publications and a member of a number of editorial boards. He is a member of the American College of Cardiology/American Heart Association ST Elevation Myocardial Infarction Guidelines writing committee, CIHR’s Institute of Circulatory and Respiratory Health’s Advisory Board and former member of the FDA Cardiovascular and Renal Advisory Committee and the Board of the Council of the Canadian Academies.

Richard C. Becker, M.D. has served on our Medical Advisory Board since April 2009. Dr. Becker serves as the director of Cardiovascular Thrombosis Research Center at the Duke Clinical Research Institute, or DCRI. Dr. Becker previously spent over a decade at the University of Massachusetts Medical Center, serving in various capacities including Professor of Medicine, and director of the Cardiovascular Thrombosis Research Center, Coronary Care Unit and Anticoagulation Services. He is a member of numerous professional associations such as the International Atherosclerosis Society, the International Society on Thrombosis and Hemostasis and the Thrombosis Council of the American Heart Association. Dr. Becker has published numerous articles in peer-reviewed journals and authored twelve textbooks. He is the founding editor-in-chief of the Journal of Thrombosis and Thrombolysis. Dr. Becker received his MEd in biochemistry and his M.D. from the University of Cincinnati Graduate School and College of Medicine, respectively, in Ohio. He completed fellowships in Hematology at the Cleveland Clinic and Cardiovascular Medicine at the University of Massachusetts Medical Center. He is an NIH-

funded investigator in the field of platelet biology, and as co-director, Biomarkers Program coordinates several multi-dimensional research projects that employ gene expression profile and proteomic platforms to determine signatures of thrombosis.

Robert M. Califf, M.D. has served on our Medical Advisory Board since April 2009. Dr. Califf is currently vice chancellor for Clinical Research, director of the Duke Translational Medicine Institute, and professor of medicine in the Division of Cardiology at the Duke University Medical Center in Durham, North Carolina. He graduated from Duke University, summa cum laude and Phi Beta Kappa, in 1973 and from Duke University Medical School in 1978, where he was selected for Alpha Omega Alpha. He performed his internship and residency at the University of California at San Francisco and his fellowship in cardiology at Duke University. He is board-certified in internal medicine (1984) and cardiology (1986) and is a Master of the American College of Cardiology (2006). For 10 years he was the founding Director of the DCRI. He is the editor-in-chief of Elsevier’s American Heart Journal. He has been author or co-author of numerous peer-reviewed journal articles and a contributing editor for theheart.org, an online information resource for academic and practicing cardiologists. Dr. Califf has served on the Cardiorenal Advisory Panel of the U.S. Food and Drug Administration and the Pharmaceutical Roundtable of the Institute of Medicine. He was the founding director of the Coordinating Center for the Centers for Education & Research on Therapeutics™, a public-private partnership among the Agency for Healthcare Research and Quality, academia, the medical products industry, and consumer groups. He is co-chair of the Clinical Trials Transformation Initiative, a public private partnership with the U.S. Food and Drug Administration, or the FDA, academia, industry and multiple government agencies.

John Eikelboom, M.B.B.S. has served on our Medical Advisory Board since June 2009. Dr. Eikelboom completed training in Internal Medicine and Haematology in Perth, Australia in 1998 and subsequently undertook a fellowship in Thrombosis Medicine and Clinical Epidemiology at McMaster University. He returned to McMaster in 2005 to take up a Tier II Canada Research Chair in Cardiovascular Medicine. Dr. Eikelboom has published numerous articles in peer-reviewed journals.

Michael Gibson, M.S., M.D. has served on our Medical Advisory Board since March 2009. Dr. Gibson received his M.D. from the University of Chicago. He was an intern, resident and chief resident at the Brigham and Women’s Hospital, Harvard Medical School. He received his training as an interventional cardiologist and served as the director of the Coronary Care Unit at Beth Israel Hospital, Harvard Medical School. Dr. Gibson founded PERFUSE, an academic research organization which has served as the angiographic core laboratory and data coordinating center for a wide variety of studies. Dr. Gibson also edited a textbook entitled “Management Strategies in Interventional Cardiology.” He has served as lead author of the section on myocardial perfusion imaging in an imaging textbook which is a companion to Braunwald’s Heart Disease. Dr. Gibson is on the editorial board of Circulation and Editor-in-Chief of Clinical Trial Results where he created the first weekly TV show for Cardiologists “This Week in Cardiology”.

Neal S. Kleiman, M.D. has served on our Medical Advisory Board since April 2009. After receiving his medical degree from Columbia University of Physicians and Surgeons in New York, Dr. Kleiman completed an internship and residency in Internal Medicine at Baylor College of Medicine in Houston. He also completed a fellowship in Cardiology at Baylor College of Medicine. Dr. Kleiman has published numerous manuscripts, book chapters and abstracts. In addition, he is on the editorial board of several journals. Dr. Kleiman is a member of a number of professional organizations including The American Heart Association Council on Clinical Cardiology and Council on Thrombosis, and he is a fellow of The American College of Cardiology and the Society for Coronary Angiography and Interventions.

A. Michael Lincoff, M.D. has served on our Medical Advisory Board since August 2009. Dr. Lincoff is a Professor of Medicine at the Cleveland Clinic Lerner College of Medicine of Case Western Reserve University. He holds the Charles and Charlotte Fowler Endowed Chair for Cardiovascular Research at the Cleveland Clinic. Dr. Lincoff has authored or co-authored numerous peer-reviewed articles. He edited a book entitled Glycoprotein IIb/IIIa Inhibitors in Cardiovascular Disease. He has also authored numerous book chapters and reviews and presented numerous lectures at various medical meetings and courses. He is the consulting editor of the American Journal of Cardiovascular Drugs and serves on editorial boards or as a reviewer for a number of peer-reviewed scientific journals. Dr. Lincoff is currently a member of the Cardiovascular and Renal Drugs Advisory

Committee of the United States Food and Drug Administration. Dr. Lincoff is a fellow of the American College of Cardiology and the European Society of Cardiology and a member of the American College of Physicians, scientific councils of the American Heart Association, and the Sigma Xi Scientific Research Society.

Roxana Mehran, M.D. has served on our Medical Advisory Board since April 2009. Dr. Mehran is a practicing interventional cardiologist at New York-Presbyterian Hospital, Columbia University Medical Center. She spent several years as an interventional cardiologist before becoming Director of Clinical Research at the Cardiology Research Foundation at the Washington Hospital Center. Dr. Mehran has written numerous publications on these topics, including a chapter in the book, Principles and Practice of Interventional Cardiology. Dr. Mehran completed her training in internal medicine at the University of Connecticut. She then continued her studies in cardiovascular medicine and interventional cardiology at the Cardiovascular Institute at Mount Sinai Medical Center in New York City.

Philippe Menasché, M.D., Ph.D. has served on our Medical Advisory Board since June 2009. Dr. Menasché obtained his M.D. and Ph.D. degrees from the University of Paris. In addition to his clinical positions, he is currently Director of an INSERM (National Institute of Health and Medical Research) laboratory devoted to cell therapy of cardiovascular diseases.

Lars Wallentin, M.D., Ph.D. has served on our Medical Advisory Board since June 2009. Professor Wallentin is chairman of the Committee for National Guidelines for Treatment of Heart Diseases in Sweden, member of the research council of the Swedish Heart Foundation and expert for the Swedish Government Delegation for the development of Clinical Research. Dr. Wallentin became the first professor of Cardiology at Uppsala University Hospital, Uppsala, Sweden in 1991 and was head of the Department of Cardiology from 1991 to 1999. He founded the Cardiothoracic Center at Uppsala, becoming its first chairman in 1994 to 1995, and going on to serve as vice chairman from 1995 to 1999. In 2001, Professor Wallentin founded the Uppsala Clinical Research Center, where he has been the director 2002 to 2008. From 1998 to 1999, Professor Wallentin was president of the Swedish Cardiac Society, and from 2000 to 2002, he founded and served as president of the Swedish Heart Association. Dr. Wallentin has published numerous papers, other publications and book chapters. He is a member of numerous medical societies, task forces, working groups and editorial boards, and is an expert for the Swedish Board of Health and Welfare.

Harvey D. White, DSc has served on our Medical Advisory Board since April 2009. Professor White trained as a cardiologist at Green Lane Hospital and Harvard Medical School. In recognition of his work on end-systolic volume, infarct artery patency and fibrinolysis, he was awarded a Doctorate of Science by the University of Otago, New Zealand in 1995 and the 1998 Prince Mahidol Award for Medicine by the King of Thailand. Professor White is an Honorary Clinical Professor, Department of Medicine at the University of Auckland. He is also a fellow of the Royal Australasian College of Physicians, the American College of Cardiology, the European Society of Cardiology, the American Heart Association, the Cardiac Society of Australia and New Zealand and the Royal Society of New Zealand. He has published numerous peer-reviewed articles, editorials and book chapters. He is also the associate editor of circulation and editorial board member for several international journals. He has served on the steering committees of several international trial groups.

John H. Alexander, M.D., MHS has served on our Medical Advisory Board since June 2011. Dr. Alexander received his medical degree from the University of Pennsylvania, School of Medicine. He completed his residency in internal medicine at the Brigham and Women’s Hospital, Harvard Medical School. He was a fellow in cardiology at Duke University Medical Center, where he received training in echocardiography and clinical research training at the DCRI. He joined the Duke faculty in the Division of Cardiology and at the DCRI in 2000, where he is currently an associate professor of Medicine. He is currently the co-director of cardiovascular research at the Duke Clinical Institute, where he oversees a broad portfolio of cardiovascular clinical trials. He is also the director of site-based clinical research at the Duke Heart Center.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table shows the compensation awarded to or earned by our principal executive officer, our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2012, and all individuals who served as principal executive officer at any time during the fiscal year ended December 31, 2012. The persons listed in the following table are referred to herein as the “named executive officers.”

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
David J. Mazzo President and Chief Executive Officer	445,765	216,391	74,249	13,594(2)	749,999
Steven L. Zelenkofske Senior Vice President, Clinical and Medical Affairs and Chief Medical Officer	338,898	115,160	29,709	—	483,767
Christopher P. Rusconi Senior Vice President, Discovery/Preclinical Development and Chief Scientific Officer	303,491	—	67,555	—	371,046

(1)	Represents the aggregate grant date fair value for grants made in 2012 computed in accordance with FASB ASC Topic 718. The assumptions we used in valuing options are described in note 2 to our financial statements included in this prospectus.

(2)	Consists of premiums for supplemental life insurance for the benefit of Dr. Mazzo and the related tax gross up benefit.

                Annual Base Salary

The compensation of our named executive officers is generally determined by our board of directors, based upon recommendations from the compensation committee of our board of the directors. The following table sets forth the base salaries for the fiscal year ended December 31, 2012 for our named executive officers.

Name	2012 Base Salary
David J. Mazzo	$445,765
Steven L. Zelenkofske	$338,898
Christopher P. Rusconi	$303,491

                Annual Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual cash bonuses. The annual performance-based bonus each named executive officer is eligible to receive is based on the individual’s target bonus, as a percentage of base salary, and an assessment of individual and corporate performance by our board of directors. Pursuant to their employment agreements, each named executive officer has a target bonus represented as a percentage of base salary, or a target bonus percentage, each of which is set forth below:

Name	Target bonus
David J. Mazzo	50%
Steven L. Zelenkofske	35%
Christopher P. Rusconi	35%

Long-Term Incentive Compensation

Our long-term, equity-based incentive awards are designed to align the interests of our named executive officers and our other employees, non-employee directors and consultants with the interests of our stockholders. Because vesting is based on continued service, our equity-based incentives also encourage the retention of our named executive officers through the vesting period of the awards.

We use stock options as the primary incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price. We generally provide initial grants in connection with the commencement of employment of our named executive officers and annual retention grants at or shortly following the end of each year.

Prior to this offering, we have granted all stock options pursuant to our 2004 Equity Incentive Plan, or the 2004 Plan, the terms of which are described below under “—Equity Compensation Plans.” All options are granted at no less than the fair market value of our common stock on the date of grant of each award. All of our stock option grants typically vest over a four-year period. In addition, pursuant to the terms of their respective employment agreements, each of our named executive officers is entitled to 100% accelerated vesting of options upon a “change of control” or upon a “corporate reorganization.” We believe these accelerated vesting provisions will allow our named executive officers to focus on closing a transaction that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting provisions for our named executive officers is discussed below under “—Employment Agreements, Severance and Change in Control Agreements.”

After a determination by our board of directors that our 2004 Equity Compensation Plan, as amended, or equity plan, contained inadequate authorized shares for the September 28, 2011 stock option issuances, our board of directors cancelled the options that were originally granted on September 28, 2011 and on April 25, 2012, we regranted such options with the same exercise price and vesting schedules as the original September 28, 2011 grants, including an aggregate of 728,650 options to Dr. Mazzo, an aggregate of 291,550 options to Dr. Zelenkofske and an aggregate of 662,957 options to Dr. Rusconi. The vesting terms of the 2012 option grants are described in the footnotes to the “—Outstanding Equity Awards at December 31, 2012” table below.

Health and Welfare Benefits

Our named executive officers are eligible to participate in all of our employee benefit plans, including our medical, dental, vision, group life and disability insurance plans, in each case on the same basis as other employees. Generally, we do not provide perquisites or personal benefits to our named executive officers. We do, however, pay the premiums for supplemental life insurance for the benefit of Dr. Mazzo and the related tax gross up benefit.

Employment Agreements, Severance and Change in Control Arrangements

Our employment agreement, as amended, with Dr. Mazzo provides for, among other things: (i) an initial annual base salary of $400,000, (ii) initial eligibility for a target cash bonus of up to 50% of annual base salary, (iii) reimbursement of up to $8,836 per year for supplemental long-term disability insurance and/or supplemental life insurance for Dr. Mazzo’s benefit, (iv) 100% accelerated vesting of options upon a “change of control” or upon a “corporate reorganization” and (v) in the event of a termination “without cause,” payments equal to the sum of 12 months of salary and the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months. The agreement further provides that Dr. Mazzo may serve on the board of directors of up to two other companies so long as such service does not interfere with his duties to us and such other companies are not competitors of ours.

We intend to enter into an amended and restated employment agreement with Dr. Mazzo which will become effective upon consummation of this offering. The amended and restated employment agreement will provide for, among other things: (i) an initial annual base salary of $465,825, (ii) initial eligibility for a target cash bonus of up to 50% of annual base salary, (iii) reimbursement of up to $8,836 per year for supplemental long-term disability insurance and/or supplemental life insurance for Dr. Mazzo’s benefit, (iv) in the event we terminate Dr. Mazzo’s employment “without cause,” payments equal to the sum of 12 months of base salary and the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months, and (v) in the event we terminate Dr. Mazzo’s employment “without cause” within 12 months following a change in control or Dr. Mazzo resigns “for good reason” within 12 months following a change in control, (a) payments equal to the sum of 18 months of base salary and an amount equal to 150% of the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 18 months and (b) 100% accelerated vesting of his options. The amended and restated employment agreement will further provide that Dr. Mazzo may serve on the board of directors of up to two other companies so long as such service does not interfere with his duties to us and such other companies are not competitors of ours.

Our employment agreement, as amended, with Dr. Zelenkofske provides for among other things: (i) an initial annual base salary of $310,000, (ii) initial eligibility for a target cash bonus of up to 35% of annual base salary, (iii) 100% accelerated vesting of options upon a “change of control” or upon a “corporate reorganization” and (iv) in the event of a termination “without cause,” payments equal to the sum of 12 months of salary and the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months. The agreement further provides that Dr. Zelenkofske may continue to practice medicine two days per month (or more with our written permission) and may remain on any boards of directors or advisory boards as long as those positions do not represent a conflict of interest.

We intend to enter into an amended and restated employment agreement with Dr. Zelenkofske which will become effective upon consummation of this offering. The amended and restated employment agreement will provide for, among other things: (i) an initial annual base salary of $375,000, (ii) initial eligibility for a target cash bonus of up to 35% of annual base salary, (iii) in the event we terminate Dr. Zelenkofske’s employment “without cause” at any time or Dr. Zelenkofske resigns “for good reason” within 12 months following a change in control, payments equal to the sum of 12 months of base salary and the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months, and (iv) in the event that, within 12 months following a change in control, we terminate Dr. Zelenkofske’s employment “without cause” or Dr. Zelenkofske resigns for “good reason,” 100% accelerated vesting of his options. The agreement will further provide that Dr. Zelenkofske may continue to practice medicine two days per month (or more with our written permission) and may remain on any boards of directors or advisory boards as long as those positions do not represent a conflict of interest.

Our employment agreement, as amended with Dr. Rusconi provides for among other things: (i) an initial annual base salary of $265,000, (ii) initial eligibility for a target cash bonus of up to 25% of annual base salary, (iii) 100% accelerated vesting of options upon a “change of control” or upon a “corporate reorganization” and (iv) in the event of a termination “without cause” or resignation for “good reason” or a termination for any reason within the period 90 days prior to or 12 months following a change in control, payments equal to the sum of 12 months of salary and the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months.

We intend to enter into an amended and restated employment agreement with Dr. Rusconi which will become effective upon consummation of this offering. The amended and restated employment agreement will provide for, among other things: (i) an initial annual base salary of $309,561, (ii) initial eligibility for a target cash bonus of up to 35% of annual base salary, (iii) in the event we terminate Dr. Rusconi’s employment “without cause” at any time or Dr. Rusconi resigns “for good reason” within 12 months following a change in control, payments equal to the sum of 12 months of base salary and the target bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months, and (iv) in the event that, within 12 months following a change in control, we terminate Dr. Rusconi’s employment “without cause” or Dr. Rusconi resigns for “good reason,” 100% accelerated vesting of his options.

Each of our named executive officers signed a proprietary information, inventions and noncompetition agreement which provides for, among other things, a one year non-compete following termination of employment.

Special Incentive Plan

In 2010, we adopted a Special Incentive Plan to encourage the continued dedication of our key board members, officers and employees in the event of the possibility or occurrence of a significant restructuring or change of control. Dr. Mazzo, Dr. Zelenkofske, Dr. Rusconi and Mr. Podlesak are participants in the Special Incentive Plan.

The plan provides for retention bonuses to be granted to the plan’s participants in the event of a change of control, as defined in the plan, under the following conditions:

Eligibility

Participants who are employees or board members of our company on the effective date of the change of control or whose employment or position as a board member has been terminated by us without cause, as defined in the plan, within six months prior to the effective date of the change of control are eligible to receive a retention bonus. Any participant who is terminated for any other reason or more than six months prior to the change of control will not receive a retention bonus.

Amount

The retention bonus pool has two components: the “base carve-out” payment, as defined in the plan, and the “incentive payout,” as defined in the plan. Each retention bonus is equal to the amount of the retention bonus pool multiplied by the participant’s participation percentage, subject to tax limitations. The “base carve-out” payment component of the retention bonus pool is equal to 2.5% of the net transaction value, as defined in the plan. The incentive payout component of the retention bonus pool is equal to (i) 1.5% of the net transaction value between $60.0 million and $90.0 million plus (ii) from 1.5% to 2.5% based on the net transaction value between $90.0 million and $261.0 million plus (iii) 2.5% of the net transaction value greater than $261.0 million. The retention bonus pool may also be adjusted based on the actual availability of funds as a result of the change of control. The participation percentages for each of our named executive officers and board members who are participants in the plan are as follows:

	Participation Percentages
Participant	“Base Carve-out” Pool	“Incentive Payout” Pool
David J. Mazzo	26.7%	26.7%
Steven L. Zelenkofske	12.0%	13.3%
Christopher P. Rusconi	12.0%	13.3%
Dennis Podlesak	20.0%	20.0%
All other participants	29.3%	26.7%

Total	100%	100%

Payment Timing and Form

The retention bonus will be paid to each participant in a lump sum within 30 days following the effective date of the change of control or, in the case of any contingent payments, within 60 days of the date after receipt of such payment, or, if earlier, when there is no longer a substantial risk of forfeiture with respect to any contingent payments.

Outstanding Equity Awards at Year End

The following table sets forth certain information, on an award-by-award basis, concerning outstanding equity awards for each named executive officer as of December 31, 2012.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date(1)
David J. Mazzo	288,422 1,901,218 2,250,000 168,000	440,228 633,740 — —	0.23 0.27 0.75 0.70	4/25/2022(2) 4/30/2020 8/01/2018 12/08/2018

Steven L. Zelenkofske	115,405 540,565 673,177	176,145 180,189 14,323	0.23 0.27 0.70	4/25/2022(2) 4/30/2020 1/15/2019

Christopher P. Rusconi	262,419 1,729,810 325,000 500,000 600,000 150,000 250,000 375,000	400,538 576,603 — — — — — —	0.23 0.27 0.70 0.75 0.65 0.65 0.20 0.10	4/25/2022(2) 4/30/2020 12/8/2018 8/1/2018 6/6/2017 2/21/2017 12/20/2015 11/22/2014

(1)	Unless otherwise indicated, each option to purchase our common stock vests as to 25% of the shares underlying such option on the first anniversary of the grant date of such option and 2.083% of the shares underlying each option vest each month thereafter. Each of these options has a ten-year term from the date of grant.
(2)	Such option vests as to 25% on May 25, 2012 and as to 2.083% of the shares vest in equal monthly installments over the subsequent 36 months. Each of these options has a ten-year term from the date of grant.

Our board of directors has approved the following option grants to our named executive officers conditioned upon consummation of this offering: (i) an option to Dr. Mazzo to purchase                shares of our common stock; (ii) an option to Dr. Zelenkofske to purchase                shares of our common stock; and (iii) an option to Dr. Rusconi to purchase                  shares of our common stock. The options will have an exercise price per share equal to the initial public offering price set forth on the cover page of this prospectus. The shares underlying the options will vest as to 25% of the shares underlying the option on the one-year anniversary of the date of grant and as to 2.083% of the shares underlying the option in equal monthly installments over the subsequent 36 months.

Equity Compensation Plans

2004 Equity Compensation Plan

The following is a summary of the material terms of our 2004 Equity Compensation Plan, as amended, or the 2004 Plan. This description is not complete. For more information, we refer you to the full text of the 2004 Plan, which we have filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2004 Plan permits us to make grants of nonqualified stock options, incentive stock options, restricted stock, and stock awards. Awards under the 2004 Plan may be granted to employees, officers, non-employee board members, consultants and other service providers of our company and its affiliates.

An aggregate of 39,380,363 shares of common stock are authorized for issuance under the 2004 Plan, subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock.

The 2004 Plan is administered by the compensation committee, although our board of directors may act in lieu of the compensation committee. The compensation committee has the authority to interpret, construe and administer the 2004 Plan and to act in all matters pertaining to the grant of an award, including:

•	which individuals shall be granted options and other awards;

•	the number of shares of our common stock subject to options and other awards; and

•	the form, terms, conditions and duration of each award.

Unless otherwise determined by the compensation committee, awards of stock options granted under the 2004 Plan will not be transferable other than by will or by the laws of descent and distribution, or, to the extent permitted by applicable law, pursuant to a qualified domestic relations order, and restricted stock will not be transferable until the applicable restrictions lapse. The compensation committee may in its discretion impose restrictions on the transfer of stock awards.

Each award under the 2004 Plan is subject, in the discretion of the committee, to cancellation if the participant is terminated for cause, or if the participant becomes associated with, employed by, renders services to, or owns any interest in (other than any insubstantial interest) any business that is in competition with the Company or any business in which the Company has a substantial interest or that has a substantial interest in the Company.

The board may amend, alter or discontinue the 2004 Plan in any respect at any time, but no amendment or discontinuance may adversely affect the rights of a participant under any awards previously granted, without his or her consent, except that stockholder approval will be needed, to the extent required by Internal Revenue Code section 422 and/or stock market requirements, for any amendment that would increase the maximum number of shares available for awards, materially increase the benefits accruing to participants under the plan, extend the period during which incentive stock options may be granted, change the class of eligible participants, limit the powers of the compensation committee with respect to the administration of the plan, or change the amendment provisions.

2013 Equity Compensation Plan

The following is a summary of the material terms of our proposed 2013 Equity Compensation Plan, or the 2013 Plan, which we expect to adopt effective upon the consummation of this offering, or the IPO Date. This description is not complete. For more information, we refer you to the full text of the 2013 Plan, which we will file as an exhibit to the registration statement of which this prospectus forms a part.

The 2013 Plan permits us to make grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive bonus awards, other cash-based awards and other stock-based awards. Awards under the 2013 Plan may be granted to employees, officers, directors, consultants, advisors, other individual service providers of our Company or any subsidiary, or any persons determined by our compensation committee to be prospective employees, officers, directors, consultants, advisors, or other individual service providers of our Company or any subsidiary.

The number of shares available for issuance under the 2013 Plan shall be five percent of the Company’s outstanding common stock on the IPO Date, plus (i) any reserved shares not issued or subject to outstanding grants under the Company’s 2004 Equity Compensation Plan on the IPO Date, (ii) such additional shares as are forfeited or otherwise terminated under the 2004 Equity Compensation Plan after the IPO Date, and (iii) shares issued under the 2004 Equity Compensation Plan that are repurchased by the Company at or below the original issue price. The number of shares available for issuance is subject to customary adjustments for stock splits, stock dividends or similar transactions.

In addition, the Plan contains an “evergreen” provision allowing for an annual increase in the number of shares of our common stock available for issuance under the 2013 Plan on January 1 of each year during the period beginning January 1, 2014, and ending on (and including) January 1, 2023. The annual increase in the number of shares shall be equal to 5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors may act prior to the first day of any calendar year to provide that there shall be no increase such calendar year, or that the increase shall be a lesser number of shares of common stock than would otherwise occur.

The 2013 Plan will be administered by the compensation committee of our board of directors. The compensation committee has the authority to determine:

•	which individuals shall be granted options and other awards;

•	the number of shares of our common stock subject to options and other awards;

•	the exercise price of each option;

•	the schedule upon which options become exercisable, including exercise of unvested nonqualified stock options;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including the base or purchase price, and conditions for repurchase, termination or cancellation; and

•	all other terms and conditions upon which each award may be granted.

No participant may receive in any one fiscal year options or stock appreciation rights relating to more than              shares of our common stock; restricted stock or stock units relating to more than              shares each; and performance share awards, incentive bonus awards and other stock-based awards that are denominated in shares of common stock with respect to more than                  shares each. The maximum dollar value payable to any participant in any one fiscal year of the Company with respect to stock units, performance units or incentive bonus awards or other stock-based awards that may be settled in cash or other property (other than common stock) is $            .

In general, awards may not be transferred other than by will or by the laws of descent and distribution. However, the compensation committee may permit the holder of an option, stock appreciation right or other award to transfer the option, right or other award to immediate family members, to a family trust for estate planning purposes, or by gift to charitable institutions.

The compensation committee may, upon the grant of an award, provide for the effect of a change in control on any award, including:

•	acceleration or extension of the time periods for exercising, vesting in, or realizing gain from any award;

•	elimination or modification of performance or other conditions of an award; and

•	provision for the cash settlement of an award for an equivalent cash value.

The compensation committee may also, in its discretion, take one or more of the following actions contingent upon a change in control:

•	cause any or all outstanding options and stock appreciation rights to become immediately exercisable, in whole or in part;

•	cause any other awards to become non-forfeitable, in whole or in part;

•	cancel any option or stock appreciation right in exchange for a substitute option;

•	cancel any award of restricted stock, restricted stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation;

•

redeem any restricted stock, restricted stock unit, performance share or performance unit for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control;

•

cancel any option or stock appreciation right in exchange for cash and/or other substitute consideration based on the value of our common stock on the date of the change in control, and cancel any option or stock appreciation right without any payment if its exercise price exceeds the value of our common stock on the date of the change in control; or

•	make such other modifications, adjustments or amendments to outstanding awards as it deems necessary or appropriate.

The compensation committee may amend the terms of awards in any manner not inconsistent with the 2013 Plan, provided that no amendment shall adversely affect the rights of a participant with respect to an outstanding award without the participant’s consent. In addition, our board of directors may at any time amend, suspend, or terminate the 2013 Plan, provided that no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding award without the consent of such participant.

Director Compensation

Non-Employee Director Compensation Policy

Our board of directors has approved a compensation policy for our non-employee directors that will become effective upon the completion of this offering. This policy provides for the following compensation to our non-employee directors following the completion of this offering:

•	each non-employee director, other than the chairman of our board, will receive an annual base fee of $40,000;

•	in addition to the $40,000 annual base fee, the chairman of our audit committee will receive an annual fee of $20,000 and other members of our audit committee will receive an annual fee of $10,000;

•

in addition to the $40,000 annual base fee, the chairman of our compensation committee will receive an annual fee of $15,000 and other members of our compensation committee will receive an annual fee of $7,500;

•

in addition to the $40,000 annual base fee, the chairman of our nominating and corporate governance committee will receive an annual fee of $10,000 and other members of our nominating and corporate governance committee will receive an annual fee of $5,000; and

•	the chairman of our board of directors will receive an annual fee of $120,000 and will not receive any additional fees for service on any committees or as chair of any committees.

All fees under the director compensation policy will be paid on a quarterly basis in arrears and no per meeting fees will be paid. We will also reimburse non-employee directors for reasonable expenses incurred in connection with attending board and committee meetings.

Following the completion of this offering, each non-employee director will be granted an option to purchase 300,000 shares of our common stock on the date of his or her initial election to our board of directors. In addition, on the date of each annual meeting of stockholders following this offering, each non-employee director will receive an option to purchase 150,000 shares of our common stock. Such initial and annual option grants will have an exercise price per share equal to the fair market value of our common stock on the date of grant. Each initial and annual grant will vest in full on the one-year anniversary of the date of grant.

Option Grants in Connection with this Offering

Our board of directors has approved the following option grants to our existing non-employee directors conditioned upon consummation of this offering: (i) an option to the chairman of our board of directors to purchase             shares of our common stock; and (ii) an option to purchase 300,000 shares of common stock to each of our other non-employee directors.

The options will have an exercise price equal to the initial public offering price set forth on the cover of this prospectus. The shares underlying these options shall vest in full on the one-year anniversary of the date of grant.

Director Compensation – 2012

Except as set forth below, none of our directors received compensation from us in 2012.

For the year ended December 31, 2012, Mr. Podlesak, our chairman of the board, received cash fees of $120,000 and an option grant with an aggregate grant date fair value of $45,139. We did not have a formal director compensation policy in the past. We expect to adopt a formal director compensation policy to be effective upon completion of this offering.

Limitation of Liability and Indemnification

As permitted by Delaware law, our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits or eliminates the personal liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our amended and restated bylaws that will become effective upon the completion of this offering also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•

we may, to the extent authorized by the board of directors, indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by law.

These indemnification provisions are not exclusive.

In addition to the indemnification provided for in our amended and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

401(k) Plan

As of the first day of the month following their hire date, all of our employees become eligible to participate in our 401(k) plan, which is a retirement savings defined contribution plan established in accordance with Section 401(a) of the Code. Pursuant to our 401(k) plan, employees may elect to defer their eligible compensation into the plan on a pre-tax basis, up to the statutorily prescribed annual limit of $17,500 in 2013 (additional salary deferrals not to exceed $5,500 are available to those employees 50 years of age or older) and to have the amount of this reduction contributed to our 401(k) plan. In general, eligible compensation is defined as compensation as reflected in each employee’s Form W-2. We may, but are not required, to make matching contributions to the 401(k) plan. The 401(k) plan currently does not offer the ability to invest in our securities.

Rule 10b5-1 Sales Plans

Prior to the completion of this offering, our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. However, pursuant to the terms of the lock-up agreements described under the “Underwriting” section of this prospectus, no Rule 10b5-1 plan may provide for the transfer of common stock during the restricted period ending 180 days after the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2010, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation and indemnification arrangements for our named executive officers and directors are described in the section entitled “Executive and Director Compensation.”

Series D Financing

Pursuant to the terms of our Series D Preferred Stock Purchase Agreement, we sold an aggregate of 71,666,667 shares of our Series D Preferred Stock at a purchase price of $0.72 per share. The purchasers included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to such purchasers.

Name of Investor	Shares of Series D Preferred Stock Purchased	Aggregate Purchase Price
DP VI Associates, L.P. and Domain Partners VI, L.P.	15,055,507	$10,839,965
Quaker BioVentures, L.P.	7,769,715	$5,594,195
Mr. Robert Kierlin	23,261,013	$16,747,929
Aurora Ventures V, LP	5,376,964	$3,871,414
BioDiscovery 3 FCPR	17,066,243	$12,287,695

Jesse Treu, a managing member of Domain Associates, LLC, the management company of Domain Partners VI, L.P., is a member of our board of directors. Dennis Podlesak, a partner of Domain Associates, LLC, is a member of our board of directors. P. Sherrill Neff, the founding partner of Quaker Partners Management, L.P., the management company of Quaker BioVentures, L.P., is a member of our board of directors. B. Jefferson Clark, a founder of Aurora Ventures V, LP, is a member of our board of directors. Edmond de Rothschild Investment Partners is BioDiscovery 3 FCPR’s management company and Raphaël Wisniewski, a partner at Edmond de Rothschild Investment Partners, is a member of our board of directors.

Convertible Debt Financing

On May 3, 2012, we sold an aggregate principal amount of approximately $6.8 million in convertible notes to certain of our existing investors, including certain holders of more than 5% of our capital stock or entities affiliated with them. On December 18, 2012, the convertible notes and accrued interest thereon converted into an aggregate 9,888,288 shares of Series E Preferred Stock, as more fully described below in “Series E Financing.” The following table presents the convertible notes issued to such investors.

Name of Investor	Principal Amount of Convertible Notes
Mr. Robert Kierlin	$2,800,071
Domain Partners VI, L.P.	$1,780,469
BioDiscovery 3 FCPR	$1,250,000
Quaker BioVentures, L.P.	$375,000
Aurora Ventures V, LP	$375,000

Series E Financing

On December 18, 2012, we entered into a Series E Preferred Stock purchase agreement pursuant to which we agreed to sell up to 70,528,086 shares of Series E Preferred Stock at a purchase price of $0.72 per share in an initial closing, or the Initial Closing, consisting of three tranches. The first tranche of the Initial Closing closed on December 18, 2012, at which time we issued 31,437,442 shares of Series E Preferred Stock for net cash proceeds of $15.0 million and conversion of $6.8 million in principal amount of convertible notes and accrued interest thereon. The Series E Preferred Stock purchase agreement provides for closings of second and third tranches of the Initial Closing on or before March 14, 2013 and on or before January 17, 2014, respectively, but after we complete this offering, we will not sell any additional shares of Series E Preferred Stock.

The purchasers of the Series E Preferred Stock include the following holders of more than 5% of our capital stock or entities affiliated with them: RMI Investments, S.á.r.l., or RMII, Mr. Robert Kierlin, Domain Partners VI, L.P., BioDiscovery 3 FCPR, Quaker BioVentures, L.P. and Aurora Ventures V, L.P. Jesse Treu, a managing member of Domain Associates, LLC, the management company of Domain Partners VI, L.P., is a member of our board of directors. Dennis Podlesak, a partner of Domain Associates, LLC, is a member of our board of directors. P. Sherrill Neff, the founding partner of Quaker Partners Management, L.P., the management company of Quaker BioVentures, L.P. is a member of our board of directors. B. Jefferson Clark, a member of our board of directors, is a founder of Aurora Ventures V, LP. Edmond de Rothschild Investment Partners, a holder of more than 5% of our capital stock, is BioDiscovery’s management company and Raphaël Wisniewski, a partner at Edmond de Rothschild Investment Partners, is a member of our board of directors. Anton Gopka, the designee of RMII, joined our board of directors in connection with this Series E financing transaction.

The second tranche of the Initial Closing closed on March 22, 2013, at which time we sold 7,160,084 additional shares of Series E Preferred Stock for gross proceeds of $5,155,260. In connection with the closing of the second tranche, we entered into waiver agreements pursuant to which the investors waived certain closing conditions relating to the date of closing, the accuracy of our representations and warranties as of the closing date and the execution and delivery of the Clinical Development and Collaboration Agreement. RMII’s waiver agreement, or the RMII waiver, also waived its separate condition that we complete certain patent assignments as more fully described below. See “Certain Relationships Related Party Transactions—NovaMedica Technology Transfer Agreement.” Pursuant to the terms of the waiver agreements, we agreed to use commercially reasonable efforts to negotiate, execute and deliver the Clinical Development and Collaboration Agreement on or before May 31, 2013 and, in the case of the RMII waiver, to file certain patent transfer applications before April 10, 2013 and to take certain other related actions described therein. In accordance with the terms of the RMII waiver, the $5,155,260 to be invested by RMII and the 7,160,084 shares of Series E Preferred Stock to be purchased by RMII at the second tranche closing were deposited into escrow pursuant to the terms of an escrow agreement which provided that the investment proceeds would be released to us upon satisfaction of the revised closing conditions summarized above. We satisfied the closing conditions specified in the RMII waiver and the escrow has been released.

The tables below present the number of shares of Series E Preferred Stock purchased by such purchasers in the first and second tranches of the Initial Closing and the number of shares that may be purchased by such purchasers in the third tranche of the Initial Closing.

First Tranche

Name of Investor	Cancellation of Indebtedness Consideration (including Interest)	Purchase Price Paid in Cash	Total Consideration (including Note Conversion and Cash Purchase Price)	Shares of Series E Preferred Stock Issued
RMI Investments, S.á.r.l.	—	$11,317,479	$11,317,479	15,718,721
Mr. Robert Kierlin	$2,940,075	$1,200,000	$4,140,075	5,750,104
Domain Partners VI, L.P.	$1,869,492	$565,373	$2,434,865	3,381,757
BioDiscovery 3 FCPR	$1,312,500	$443,723	$1,756,223	2,439,199
Quaker BioVentures, L.P.	$393,750	$125,346	$519,096	720,967
Aurora Ventures V, L.P.	$393,750	$125,346	$519,096	720,967

Second Tranche

Name of Investor	Purchase Price to be Paid	Total Number of Shares of Series E Preferred Stock to be Issued
RMI Investments, S.á.r.l.	$5,155,260	7,160,084
Mr. Robert Kierlin	$3,600,001	5,000,001
Domain Partners VI, L.P.	$281,518	390,997
BioDiscovery 3 FCPR	$283,445	393,673
Quaker BioVentures, L.P.	$62,413	86,685
Aurora Ventures V, L.P.	$62,413	86,685

Third Tranche

Name of Investor	Purchase Price to be Paid	Total Number of Shares of Series E Preferred Stock to be Issued
RMI Investments, S.á.r.l.	$8,917,371	12,385,238
Mr. Robert Kierlin	$1,200,071	1,666,765
Domain Partners VI, L.P.	$933,579	1,296,637
BioDiscovery 3 FCPR	$2,662,833	3,698,379
Quaker BioVentures, L.P.	$187,241	260,057
Aurora Ventures V, L.P.	$1,187,241	1,648,946

The Series E Preferred Stock purchase agreement also provides for the sale of additional shares of Series E Preferred Stock to take place on or before June 30, 2013 in a second closing, or the Second Closing. Purchasers of the Series E Preferred Stock in the Initial Closing have the right, but not the obligation, to purchase additional shares of Series E Preferred Stock at the Second Closing up to the full amount of their pro rata share of the funds to be invested in the Second Closing. RMII has agreed to match the amount invested in any Second Closing up to $6.0 million, subject to certain conditions. In the event that more than $6.0 million of Series E Preferred Stock is sold to other investors at the Second Closing, RMII has agreed to use its commercially reasonable efforts to obtain additional financing to match the excess investment.

NovaMedica Technology Transfer Agreement

In connection with our Series E Preferred Stock financing, in December 2012, we entered into a Technology Transfer Agreement, or the Tech Transfer Agreement, with Domain Russia Investments Limited, or DRI, an affiliate of Domain Partners VIII, L.P. Domain Partners VIII, L.P. and Domain Partners VI, L.P., a significant stockholder of our company, are both managed by Domain Associates, L.L.C. Pursuant to the Tech Transfer Agreement, in exchange for a nominal payment, we assigned to DRI certain patents and patent applications in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory, and granted to DRI an exclusive, fully paid-up, royalty-free, irrevocable and assignable license under our non-patent intellectual property to develop and commercialize REG1 and our other product candidates in the Covered Territory. Immediately thereafter, we, together with DRI and NovaMedica LLC, or NovaMedica, executed an Assignment and Assumption Agreement, pursuant to which all of DRI’s rights and obligations under the NovaMedica Agreement were transferred to NovaMedica. DRI also has a right of first negotiation if we desire to partner with a third party to develop or commercialize future product candidates in the Covered Territory, which was assigned to NovaMedica. We agreed to take all action required to register or record the patent transfers to DRI in each country in the Covered Territory and to ensure the assignment of DRI’s rights under the Tech Transfer Agreement to NovaMedica. NovaMedica is jointly owned by RusnanoMed Invest LLC, or RusnanoMed Invest, and DRI. RMII, a significant stockholder of ours, is a wholly owned subsidiary of RusnanoMed Invest. In connection with the second tranche of the Initial Closing, we agreed to file certain patent transfer applications and to take certain other related actions which have been completed. See “Certain Relationships Related Party Transactions—Series E Financing.”

Under the terms of the Tech Transfer Agreement, upon request we have agreed to provide certain development support to NovaMedica and to use commercially reasonable efforts to assist NovaMedica to establish a manufacturing relationship with our third-party manufacturers. We also have agreed to provide NovaMedica with certain manufacturing know-how and support, including making our manufacturing employees available to provide scientific and technical explanations, advice and on-site support that may be reasonably requested by NovaMedica. NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, including travel-related expenses. We estimate that the aggregate out-of-pocket expense of providing such services will be approximately $250,000. In addition, prior to the first commercial sale of a product candidate, we have agreed to sell to NovaMedica sufficient quantities of each product candidate and related compounds to enable NovaMedica to conduct clinical trials of such product candidate in the Covered Territory at cost plus a mark-up in the low double digits, so long as any sale does not reasonably interfere with our own development and commercialization activities.

The Tech Transfer Agreement also provides that we will enter into a Clinical Development and Collaboration Agreement, a Supply Agreement and certain related agreements with NovaMedica to implement the terms of the Tech Transfer Agreement. The terms of those agreements are subject to negotiation with NovaMedica and have not been finalized. The Tech Transfer Agreement contemplates that the Clinical Development and Collaboration Agreement will include the formation of a joint steering committee to oversee development and commercialization of our product candidates in the Covered Territory. In connection with the second tranche of the Initial Closing, we agreed to use commercially reasonably efforts to negotiate, execute and deliver the Clinical Development and Collaboration Agreement on or before May 31, 2013. See “Certain Relationships Related Party Transactions—Series E Financing.” The Tech Transfer Agreement provides that the Supply Agreement will cover the commercial supply of product candidates and related drug compounds to NovaMedica at cost plus a mark-up in the low double digits.

Concurrently with the signing of the Tech Transfer Agreement, we also entered into a letter agreement with DRI pursuant to which we are obligated to pay DRI a make-whole payment up to a maximum amount of $1.2 million in the event that an independent appraiser’s valuation of certain patent applications assigned to DRI under the Tech Transfer Agreement is less than $1.2 million. The letter agreement provides that such payment will be refunded to us if DRI receives certain capital contribution credits with respect to such patent applications in connection with its investment in NovaMedica. DRI has advised us that the independent appraiser valued the assigned patent applications at more than $1.2 million. As a result, DRI is not entitled to any make-whole payment under the terms of the letter agreement. In addition, we have agreed to indemnify DRI against any claims brought by NovaMedica arising out of or resulting from any breach of specified representations and warranties which we made in the Tech Transfer Agreement up to a maximum amount of $1.2 million, less any payments made to DRI in connection with the valuation of the assigned intellectual property. Our indemnification obligation will expire two years following the first commercial sale of REG1 or our other product candidates in the Covered Territory or six years after the date of the letter agreement, if no such commercial sales have occurred.

Policies and Procedures for Related Party Transactions

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, any members of the immediate family of any of the foregoing persons and any firms, corporations or other entities in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, which we refer to collectively as related parties, are not permitted to enter into a transaction with us without the prior consent of our board of directors acting through the audit committee or, in certain circumstances, the chairman of the audit committee. Any request for us to enter into a transaction with a related party, in which the amount involved exceeds $100,000 and such related party would have a direct or indirect interest must first be presented to our audit committee, or in certain circumstances the chairman of our audit committee, for review, consideration and approval. In approving or rejecting any such proposal, our audit committee, or the chairman of our audit committee, is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the benefits to us, the availability of other sources of comparable products or services and the extent of the related party’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of April 29, 2013 by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based on an aggregate of 160,846,554 shares of our common stock and is comprised of 3,920,397 shares of our common stock outstanding as of April 29, 2013 and 156,926,157 shares of our common stock issuable upon conversion of our outstanding shares of preferred stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before June 28, 2013, which is 60 days after April 29, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Regado Biosciences, Inc., 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
Aurora Funds, Inc.(1)	12,691,038	7.9%
Entities affiliated with Domain Partners(2)	30,948,608	19.2%
Robert Kierlin(3)	42,751,273	26.5%
Quaker Bioventures, L.P.(4)	20,410,942	12.7%
Edmond de Rothschild Investment Partners(5)	19,899,115	12.4%
RMI Investments, S.á.r.l.(6)	22,878,805	14.2%

Named Executive Officers, Executive Officers and Directors:

David J. Mazzo, Ph.D.(7)	5,015,592	3.0%
Dennis Podlesak(8)	3,049,182	1.9%
B. Jefferson Clark(9)	12,977,810	8.1%
P. Sherrill Neff, J.D.(10)	20,697,664	12.9%
Jesse Treu, Ph.D.(11)	30,948,608	19.2%
Raphael Wisniewski(12)	19,899,115	12.4%
Anton Gopka(13)	22,878,805	14.2%
Steven L. Zelenkofske, D.O., FACC(14)	1,470,008	*
Ellen McDonald(15)	902,310	*
Alexander R. Giaquinto, Ph.D.(16)	177,544	*
Christopher P. Rusconi, Ph.D.(17)	4,945,899	3.0%
Christopher E. Courts, CPA(18)	705,252	*
All current directors and executive officers as a group (12 persons)	123,667,789	79.0%

(1)	Consists of 322,500 shares of common stock, 2,428,367 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, 1,458,333 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, 2,222,222 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and 75,000 shares of common stock underlying warrants exercisable on or before May 30, 2013 held by Aurora Ventures IV, L.L.C., and 5,376,964 shares of common stock issuable upon conversion of shares of Series D Preferred Stock and 807,652 shares of common stock issuable upon conversion of shares of Series E Preferred Stock held by Aurora Ventures V, L.L.C. Excludes any shares of Series E Preferred Stock that will or may be purchased in any future sales of shares of Series E Preferred Stock as more fully described in the section entitled “Certain Relationships and Related Party Transactions—Series E Financing.”

(2)

Consists of 593,638 shares of common stock, 6,595,977 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, 4,518,483 shares of common stock issuable upon conversion of shares of Series C Preferred Stock, 14,931,799 shares of common stock issuable upon conversion of shares of Series D Preferred Stock and 3,772,754 shares of common stock issuable upon conversion of shares of Series E Preferred Stock owned by Domain Partners VI, L.P., or Domain Partners VI; 6,362 shares of common stock, 70,690 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, 48,425 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and 123,708 shares of common stock issuable upon conversion of shares of Series D Preferred Stock owned by DP VI Associates, L.P., or DP VI Associates; and 286,772 shares of common stock owned by Domain Associates, LLC, or Domain Associates. One Palmer Square Associates VI L.L.C, or One Palmer Square, is the general partner of

Domain Partners VI and DP VI Associates. The managing members of One Palmer Square are James Blair, Kathleen Schoemaker, Jesse Treu, a member of our board of directors, Brian Dovey and Nicole Vitullo. Each of James Blair, Kathleen Schoemaker, Jesse Treu, Brian Dovey and Nicole Vitullo share voting and investment power with respect to the securities held by Domain Partners VI and DP VI Associates. The managing members of Domain Associates are James Blair, Kathleen Schoemaker, Jesse Treu, Brian Dovey, Nicole Vitullo, Brian Halak and Kim Kamdar. Each of James Blair, Kathleen Schoemaker, Jesse Treu, Brian Dovey, Nicole Vitullo, Brian Halak and Kim Kamdar share voting and investment power with respect to the securities held by Domain Associates. Dennis Podlesak, a member of our board, is an employee of Domain Associates. Each of James Blair, Kathleen Schoemaker, Jesse Treu, Brian Dovey and Nicole Vitullo disclaims beneficial ownership of the securities held by Domain Partners VI and DP VI Associates except to the extent of his or her pecuniary interest therein, if any. Each of James Blair, Kathleen Schoemaker, Jesse Treu, Brian Dovey, Nicole Vitullo, Brian Halak, Kim Kamdar and Dennis Podlesak disclaims beneficial ownership of the securities held by Domain Associates except to the extent of his or her pecuniary interest therein, if any. Excludes any shares of common stock issuable upon conversion of shares of Series E Preferred Stock that will or may be purchased in any future sales of Series E Preferred Stock as more fully described in the section entitled “Certain Relationships and Related Party Transactions—Series E Financing.”

(3)	Consists of 375,375 shares of common stock, 3,369,811 shares of common stock issuable upon conversion of shares of Series A Preferred Stock, 1,670,833 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, 3,324,136 shares of common stock issuable upon conversion of shares of Series C Preferred Stock, 23,261,013 shares of common stock issuable upon conversion of shares of Series D Preferred Stock and 10,750,105 shares of common stock issuable upon conversion of shares of Series E Preferred Stock. Excludes any shares of common stock issuable upon conversion of shares of Series E Preferred Stock that will or may be purchased in any future sales of Series E Preferred Stock as more fully described in the section entitled “Certain Relationships and Related Party Transactions—Series E Financing.”

(4)	Consists of 600,000 shares of common stock, 6,666,667 shares of common stock issuable upon conversion of shares of Series B Preferred Stock, 4,566,908 shares of common stock issuable upon conversion of shares of Series C Preferred Stock, 7,769,715 shares of common stock issuable upon conversion of shares of Series D Preferred Stock and 807,652 shares of common stock issuable upon conversion of shares of Series E Preferred Stock owned by Quaker BioVentures, L.P., or Quaker BioVentures. The shares directly held by Quaker BioVentures are indirectly held by Quaker BioVentures Capital, L.P., or Quaker Capital LP, as general partner of Quaker BioVentures and Quaker BioVentures Capital, LLC, or Quaker Capital LLC, as general partner of Quaker Capital LP. P. Sherrill Neff is a partner in Quaker Partners Management, L.P., or Quaker Management, and he, Richard Kollender, Ira Lubert and Adele Oliva are members of the investment committee of Quaker Management, which controls the voting and disposition of these shares. Excludes any shares of Series E Preferred Stock that will or may be purchased in any future sales of Series E Preferred Stock as more fully described in the section entitled “Certain Relationships and Related Party Transactions—Series E Financing.” The address of Quaker BioVentures and its related entities is 2929 Arch Street, Philadelphia, PA 19104.

(5)	Consists of 17,066,243 shares of common stock issuable upon conversion of shares of Series D Preferred Stock and 2,832,872 shares of common stock issuable upon conversion of shares of Series E Preferred Stock owned by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, or Rothschild, is the management company for BioDiscovery 3 FCPR. Pierre-Michel Passy is the president of Rothschild and has voting and investment power with respect to the securities held by BioDiscovery 3 FCPR. Raphael Wisniewski is an employee of Rothschild and a partner of BioDiscovery 3 FCPR. Each of Mr. Wisniewski and Mr. Passy disclaims beneficial ownership of the securities held by BioDiscovery 3 FCPR except to the extent of his pecuniary interest therein, if any. Excludes any shares of Series E Preferred Stock that will or may be purchased in any future sales of Series E Preferred Stock as more fully described in the section entitled “Certain Relationships and Related Party Transactions—Series E Financing.”

(6)

Consists of 22,878,805 shares of common stock issuable upon conversion of shares of Series E Preferred Stock held by RMI Investments, S.á.r.l., or RMI Investments. Excludes any shares of Series E Preferred

Stock that will or may be purchased in any future sales of Series E Preferred Stock as more fully described in the section entitled “Certain Relationships and Related Party Transactions—Series E Financing.”

(7)	Consists of 5,015,592 shares of common stock underlying options exercisable on or before June 28, 2013.

(8)	Consists of 3,049,182 shares of common stock underlying options exercisable on or before June 28, 2013.

(9)	Includes 230,973 shares of common stock underlying options exercisable on or before June 28, 2013 which Mr. Clark holds as nominee for Aurora IV and 55,799 shares of common stock underlying options exercisable on or before June 28, 2013 which Mr. Clark holds as nominee for Aurora V. Also includes the securities beneficially owned by Aurora IV and Aurora V as set forth in footnote 1 for which Mr. Clark may be deemed to share voting and investment power. Mr. Clark disclaims beneficial ownership of the securities held by Aurora IV and Aurora V except to the extent of his pecuniary interest therein, if any.

(10)	Includes 286,722 shares of common stock underlying options exercisable on or before June 28, 2013, which Mr. Neff holds as nominee for Quaker Management and securities beneficially owned by Quaker BioVentures as set forth in footnote 4, for which Mr. Neff may be deemed to share voting and investment power. Mr. Neff disclaims beneficial ownership of the securities held by Quaker BioVentures and as nominee for Quaker Management except to the extent of his pecuniary interest therein, if any.

(11)	Consists of securities beneficially owned by Domain Partners VI, DP VI Associates and Domain Associates as set forth in footnote 2, for which Dr. Treu may be deemed to share voting and investment power. Dr. Treu disclaims beneficial ownership of the securities held by Domain Partners VI, DP VI Associates and Domain Associates except to the extent of his pecuniary interest therein, if any.

(12)	Consists of securities beneficially owned by BioDiscovery 3 FCRP as set forth in footnote 5, for which Mr. Wisniewski may be deemed to share voting and investment power. Mr. Wisniewski disclaims beneficial ownership of the securities held by BioDiscovery 3 FCRP except to the extent of his pecuniary interest therein, if any.

(13)	Consists of securities beneficially owned by RMI Investments as set forth in footnote 6, for which Mr. Gopka may be deemed to share voting and investment power. Mr. Gopka disclaims beneficial ownership of the securities held by RMI Investments except to the extent of his pecuniary interest therein, if any.

(14)	Consists of 1,470,008 shares of common stock underlying options exercisable on or before June 28, 2013.

(15)	Consists of 902,310 shares of common stock underlying options exercisable on or before June 28, 2013.

(16)	Consists of 177,544 shares of common stock underlying options exercisable on or before June 28, 2013.

(17)	Consists of 382,500 shares of common stock and 4,563,399 shares of common stock underlying options exercisable on or before June 28, 2013.

(18)	Includes 90,277 shares of common stock issuable upon conversion of shares of Series D Preferred Stock and 614,975 shares of common stock underlying options exercisable on or before June 28, 2013.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon consummation of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

General

Upon the consummation of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 500,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

As of April 29, 2013, there were 3,920,397 shares of common stock outstanding, held of record by 30 stockholders. The number of shares of common stock outstanding as of April 29, 2013 does not include (i) 156,926,157 shares of common stock issuable upon the conversion of outstanding shares of our preferred stock, (ii) 24,104,638 shares of our common stock issuable upon the exercise of outstanding stock options and (iii) 116,500 shares of our common stock issuable upon the exercise of outstanding warrants to purchase our common stock.

As of April 29, 2013, there were (i) 5,798,178 shares of our Series A Preferred Stock outstanding, (ii) 16,666,665 shares of our Series B Preferred Stock outstanding, (iii) 17,037,037 shares of our Series C Preferred Stock outstanding, (iv) 71,666,667 shares of our Series D Preferred Stock outstanding and (v) 45,757,610 shares of our Series E Preferred Stock outstanding. Pursuant to a written consent of the requisite holders of each series of our preferred stock, all of the outstanding preferred stock will convert into shares of our common stock upon consummation of this offering. As a result, each outstanding share of (i) our Series A Preferred Stock will convert into 5,798,178 shares of our common stock, (ii) our Series B Preferred Stock will convert into 16,666,665 shares of our common stock, (iii) our Series C Preferred Stock will convert into 17,037,037 shares of our common stock, (iv) our Series D Preferred Stock will convert into 71,666,667 shares of our common stock and (v) our Series E Preferred Stock will convert into 45,757,610 shares of our common stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock are not entitled to cumulative voting rights.

Dividend Rights

Subject to the terms of any outstanding class or series of preferred stock, the holders of our common stock are entitled to dividends in the amounts and at times as may be declared by the board of directors out of funds legally available therefor.

Liquidation Rights

Upon liquidation or dissolution, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after we have paid, or provided for payment of, all of our debts and liabilities, and after payment of any liquidation preferences to holders of our preferred stock.

Other Matters

Holders of our common stock have no redemption, conversion or preemptive rights. There are no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any class or series of preferred stock that we may issue in the future.

Preferred Stock

As of April 29, 2013, there were (i) 5,798,178 shares of our Series A Preferred Stock outstanding, (ii) 16,666,665 shares of our Series B Preferred Stock outstanding, (iii) 17,037,037 shares of our Series C Preferred Stock outstanding, (iv) 71,666,667 shares of our Series D Preferred Stock outstanding and (v) 45,757,610 shares of our Series E Preferred Stock outstanding. Pursuant to a written consent of the requisite holders of each series of our preferred stock, all of the outstanding preferred stock will convert into shares of our common stock upon consummation of this offering. As a result, each outstanding share of (i) our Series A Preferred Stock will convert into 5,798,178 shares of our common stock, (ii) our Series B Preferred Stock will convert into 16,666,665 shares of our common stock, (iii) our Series C Preferred Stock will convert into 17,037,037 shares of our common stock, (iv) our Series D Preferred Stock will convert into 71,666,667 shares of our common stock and (v) our Series E Preferred Stock will convert into 45,757,610 shares of our common stock.

Upon the completion of this offering, under our amended and restated certificate of incorporation our board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, par value $0.001 per share, in one or more class or series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such class or series, but not below the number of shares of such class or series then outstanding.

Following completion of this offering, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Options

As of April 29, 2013, we had outstanding options to purchase an aggregate of 24,104,638 shares of our common stock with exercise prices ranging from $0.10 to $0.75 per share, with an approximate weighted average exercise price of $0.43 per share. The shares of our common stock underlying all such options will be registered for sale with the SEC as promptly as practicable following the completion of this offering.

Warrants

As of April 29, 2013, we had outstanding warrants to purchase an aggregate of 116,500 shares of our common stock with an exercise price of $0.01 per share.

Anti-Takeover Effects of Delaware law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated our bylaws to be in effect upon completion of the offering may have the effect of delaying, deferring or discouraging another party from acquiring control of us. Such provisions are summarized below.

Section 203 of the Delaware General Corporation Law

Upon consummation of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving our company and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock or any class or series beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through us.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective following completion of the offering provides for:

•	classifying our board of directors into three classes;

•	authorizing the issuance of “blank check” convertible preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	requiring a supermajority note of stockholders to amend our certificate of incorporation or bylaws;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine the designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

NASDAQ Global Market Listing

We intend to apply for listing of our common stock on The NASDAQ Global Market under the symbol “RGDO.”

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. As described below, approximately                  shares currently outstanding will not be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could cause the prevailing market price of our common stock to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of                  shares of common stock (                  shares if the underwriters’ exercise their overallotment option in full). In addition, we have reserved:

•	24,104,638 shares of our common stock for issuance in connection with options outstanding as of April 29, 2013, of which 19,570,111 shares were exercisable as of such date;

•	116,500 shares of our common stock underlying warrants outstanding as of April 29, 2013;

•	15,239,725 shares of our common stock reserved for issuance in connection with our 2004 Equity Compensation Plan;

•	shares of our common stock issuable upon the exercise of options granted under our Equity Compensation Plan conditioned upon the consummation of this offering; and

•	shares of our common stock reserved for issuance under our 2013 Equity Compensation Plan which will become effective upon the consummation of this offering.

Of these shares, the                  shares sold in this offering (                  shares if the underwriters exercise their overallotment option in full) will be freely transferable without restriction or further registration under the Securities Act, except for any shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act, or Rule 144. The remaining                  shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	the shares sold in this offering and of the existing restricted shares will be eligible for immediate sale upon the completion of this offering;

•

approximately                  restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations under Rule 144 and Rule 701; and

•

approximately                  restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, which date may be extended in specified circumstances, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144, once we have been subject to the reporting requirements under the Exchange Act for at least 90 days a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the other provisions of Rule 144.

An affiliate of ours who has beneficially owned restricted shares of our common stock for at least 12 months (or six months, provided that such sale occurs after we have been subject to the reporting requirements under the Exchange Act for at least 90 days) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of shares of our common stock then outstanding; or

•

the average weekly trading volume of shares of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144 and (b) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirement of Rule 144. The Rule 701 shares held by our executive officers, directors and substantially all of our stockholders are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements. The underwriters may release all or any portion of the securities subject to lock-up agreements upon compliance with certain public notification requirements.

Lock-up Agreements

Our officers and directors and the holders of substantially all of our outstanding shares of capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date that is 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of the representatives of the underwriters on behalf of the underwriters.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Registration Rights

After the closing of this offering, certain holders of our securities will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our third amended and restated registration rights agreement, or the Registration Rights Agreement.

The registration rights available under the Registration Rights Agreement will terminate as to a particular holder on the earlier to occur of: (i) when such holder holds one percent (1%) or less of the total issued and outstanding shares of common stock (calculated on a fully diluted basis); or (ii) when all of such holder’s registrable securities may be sold or transferred under Rule 144 without the need to comply with any current public information, manner of sale, or filing requirements. Further the registration rights available under the Registration Rights Agreement will terminate upon the fourth anniversary of this offering.

Demand and Form S-3 Registration Rights

Subject to specified limitations in the Registration Rights Agreement, the holders of over 50% of the registrable securities may demand that we register all or a portion of their registrable shares under the Securities Act at any time after the earlier of (i) the third anniversary of the second closing of Series E Preferred Stock financing which has not occurred and may not occur or (ii) six months after the effective date of this registration statement filed by us covering an underwritten offering of any of its securities to the general public.

Following consummation of this offering, we will be obligated to use our best efforts to qualify for registration on Form S-3 under the Securities Act. After we have qualified for the use of Form S-3, the holders of registrable securities will have the right to request registrations on Form S-3.

Piggyback Registration Rights

Pursuant to the Registration Rights Agreement, if we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of preferred stock are entitled to certain “piggyback” registration rights. Such rights allow the holders to include their shares of common stock in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to employee benefit plans or dividend reinvestment plans, (ii) a registration related to the exchange of securities in certain corporate reorganizations or certain other transactions and (iii) a registration on any registration form that does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares of common stock in the registration. These “piggyback” registration rights have been waived with respect to this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to the initial public offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws (except as specifically addressed herein with respect to U.S federal estate taxes). This discussion is based on the Internal Revenue Code of 1986, as amended, or Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect on the date of the initial public offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a non-U.S. holder’s acquisition, ownership or disposition of our common stock or that any such position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances. It also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax or the unearned income Medicare contribution tax, and persons holding our common stock as part of a straddle, hedge or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

As used in this discussion, a non-U.S. holder is any beneficial owner of our common stock who is not treated as a partnership for U.S. federal income tax purposes and is not:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date and validly elected to continue to be so treated.

If any entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the section entitled, “Dividend Policy,” we do not anticipate paying dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property with respect to our common stock, the distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale of property.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected to the holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder’s qualification for the reduced rate. A non-U.S. holder may be required to obtain a U.S. taxpayer identification number to claim treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with the holder’s U.S. trade or business and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the dividends are attributable, the non-U.S. holder will be exempt from U.S. federal withholding tax, if the appropriate certification is provided. To claim the exemption for effectively connected income, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe we currently are not and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to the holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a rate of 28%, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN or W-8ECI) or an exemption is otherwise established.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established and the broker is:

•	a U.S. person, as defined in the Code;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN or W-8ECI) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and thus may be subject to U.S. federal estate tax.

Additional Withholding Tax Relating to Foreign Accounts

The Foreign Account Tax Compliance Act provisions of the Code enacted in 2010 impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to any other foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity.

Under recent administrative guidance, such withholding generally would apply to dividends paid on or after January 1, 2014, and to certain other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our common stock) made on or after January 1, 2017. Prospective investors are encouraged to consult with their own tax advisors regarding the possible impact of these rules on their investment in our common stock.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below. Cowen and Company, LLC and BMO Capital Markets Corp. are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
BMO Capital Markets Corp.
Canaccord Genuity Inc.
Needham & Company, LLC
Wedbush Securities Inc.

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to                 additional shares of common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of shares offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table following the first paragraph of this section.

Discount

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $         and are payable by us, which includes $         for reasonable and documented out-of-pocket expenses incurred by the underwriters in connection with the offering.

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares to securities dealers at the public offering price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock to any accounts over which they have discretionary authority.

Market Information

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop, or if such a market develops, may not be sustained. It is also possible that after the offering, the shares will not trade in the public market at or above the initial public offering price.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “RGDO.”

Price Stabilization, Short Positions and Penalty Bids

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

•

Overallotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising the overallotment option and/or purchasing shares of common stock in the open market.

•

Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of shares of our common stock. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Lock-up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and stockholders, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of both of the representatives of the underwriters, for a period of 180 days after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions to the lock-up for executive officers, directors and stockholders include: (a) transfers made as a bona fide gift to an immediate family member, to a trust the beneficiaries of which are exclusively the executive officer, director or stockholder or immediate family member, or to a charity or educational institution; (b) transfers made by will or intestate succession; (c) transfers not for value to a stockholder, partner, member or similar equity owner of, or business entity that is an affiliate of, a similar equity interest in, a stockholder that is an entity or to any trustor or beneficiary of a stockholder that is a trust; (d) transfers made by a stockholder that is an entity in connection with the sale of all or substantially all of its assets or equity interests; (e) transfers made by an employee or director pursuant to a net exercise or cashless exercise of outstanding equity awards pursuant to our equity plans or as forfeitures or sales to us of common stock or securities convertible into common stock to cover tax withholding obligations in connection with the vesting, settlement or exercise of equity awards; and (f) the establishment of a trading plan in accordance with Rule 10b5-l(c) under the Exchange Act, provided that no sale or other disposition under such trading plan may occur during the 180-day restricted period; each of which is subject to certain conditions set forth in the lock-up agreements with the executive officers, directors and stockholders. The exceptions to the lock-up for us are: (i) our sale of shares in this offering; (ii) the issuance of common stock or options to acquire common stock pursuant to our employee benefit plans, equity compensation plans or other compensation plans in existence on the date hereof and as described in this prospectus; and (iii) the issuance of common stock pursuant to the conversion or exercise of existing securities.

The representatives may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representatives must notify us of the impending release or waiver and we will announce the impending release or waiver through a major news service at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

Selling Restrictions

No action has been taken in any jurisdiction except the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each of the underwriters has, separately and not jointly, represented and agreed that:

•

it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area

In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has, separately and not jointly, represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Arab Emirates

This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates, or UAE, Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre, or DIFC. The issue of shares of common stock does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

The shares may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The shares may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management of the company and the representatives of the underwriters represent and warrant the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York. Goodwin Procter LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

Grant Thornton LLP, our independent registered public accounting firm, has audited our balance sheets as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years ended December 31, 2012 and for the period from inception (December 19, 2001) to December 31, 2012, as set forth in their report. The financial statements included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the consummation of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our website address is www.regadobio.com. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were made as of an earlier date. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that they have gathered their information from sources they believe to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Regado Biosciences, Inc.

We have audited the accompanying balance sheets of Regado Biosciences, Inc. (a Delaware company operating in the development stage) (the Company) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended and for the period from inception (December 19, 2001) to December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regado Biosciences, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended and for the period from inception (December 19, 2001) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring significant cash flows deficits from operations and an accumulated deficit as of December 31, 2012, which raises substantial doubt about its ability to continue as a going concern. Management’s plans related to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

Raleigh, North Carolina

February 28, 2013

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

BALANCE SHEETS

	December 31,
	2012	2011
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$14,764	$9,235
Restricted cash	82	82
Current portion of supplies inventory, net	4,494	498
Prepaid expenses and other assets	343	1,030

Total current assets	19,683	10,845

Supplies inventory, net	—	1,491
Debt issuance costs, net	87	75
Property and equipment, net	66	93
Patents, net of accumulated amortization of $349 and $217 at December 31, 2012 and 2011, respectively	1,663	1,477
Licenses, net of accumulated amortization of $1,439 and $1,170 at December 31, 2012 and 2011, respectively	108	378
Deposits	196	196

Total assets	21,803	14,555

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	203	320
Accrued expenses	722	1,650
Current portion of long-term notes payable	2,571	1,286

Total current liabilities	3,496	3,256
Long-term notes payable	1,929	4,714
Other liabilities	64	—

Total liabilities	5,489	7,970

Commitments (Note 4)
Stockholders’ equity:
Series A Convertible Preferred Stock, $0.001 par value; 5,798,178 shares designated, issued and outstanding (liquidation preference of $5,798 and $5,798 at December 31, 2012 and 2011, respectively)	5,778	5,778
Series B Convertible Preferred Stock, $0.001 par value; 16,666,665 shares designated, issued and outstanding (liquidation preference of $20,000 and $20,000 at December 31, 2012 and 2011, respectively)	19,888	19,888
Series C Convertible Preferred Stock, $0.001 par value; 17,037,037 shares designated, issued and outstanding (liquidation preference of $23,000 and $23,000 at December 31, 2012 and 2011, respectively)	22,978	22,978
Series D Convertible Preferred Stock, $0.001 par value; 71,666,667 shares designated, issued and outstanding (liquidation preference of $51,600 and $51,600 at December 31, 2012 and 2011, respectively)	51,237	51,253
Series E Convertible Preferred Stock, $0.001 par value; 31,437,442 shares designated, issued and outstanding (liquidation preference of $22,635 and $0 at December 31, 2012 and 2011, respectively)	22,169	—
Common stock, $0.001 par value; 241,780,799 shares authorized; 3,695,397 and 3,695,397 shares issued and outstanding at December 31, 2012 and 2011, respectively	4	4
Additional paid-in-capital	4,800	4,162
Deficit accumulated during the development stage	(110,540)	(97,478)

Total stockholders’ equity	16,314	6,585

Total liabilities and stockholders’ equity	$21,803	$14,555

The accompanying notes are an integral part of these financial statements.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

STATEMENTS OF OPERATIONS

	For the years ended December 31,		Period from Inception (December 19, 2001) to December 31, 2012
	2012	2011
	(in thousands, except per share data)
Grant revenue	$—	$—	$832

Total revenue	—	—	832

Operating expenses:
Research and development	(5,306)	(11,862)	(71,111)
General and administrative	(6,857)	(7,042)	(41,748)

Total operating expenses	(12,163)	(18,904)	(112,859)

Loss from operations	(12,163)	(18,904)	(112,027)

Other income (expense):
Interest income	5	7	2,798
Realized gain on investments	—	—	176
Interest expense	(904)	(301)	(1,487)

Total other income (expense)	(899)	(294)	1,487

Net loss	(13,062)	(19,198)	(110,540)

Loss per share-basic and diluted	$(3.53)	$(5.20)	$(32.87)

The accompanying notes are an integral part of these financial statements.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from Inception (December 19, 2001) to December 31, 2012	Common Stock		Additional Paid-in	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series E Preferred Stock		Accumulated
	Shares	Amount	Capital	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Total
	(amounts in thousands)
Balance at inception, December 19, 2001	—	$—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—
Issuance of common stock during the period from inception to December 31, 2010	1,679	2	51	—	—	—	—	—	—	—	—	—	—	—	53
Issuance of preferred stock during the period from inception to December 31, 2010, net of issuance costs of $461	—	—	—	5,798	5,778	16,667	19,888	17,037	22,978	55,556	39,693	—	—	—	88,337
Exercise of common stock options and stock warrants during the period from inception to December 31, 2010	1,955	2	187	—	—	—	—	—	—	—	—	—	—	—	189
Stock compensation during the period from inception to December 31, 2010	—	—	2,984	—	—	—	—	—	—	—	—	—	—	—	2,984
Net loss during the period from inception to December 31, 2010	—	—	—	—	—	—	—	—	—	—	—	—	—	(78,280)	(78,280)

Balance, December 31, 2010	3,634	4	3,222	5,798	5,778	16,667	19,888	17,037	22,978	55,556	39,693	—	—	(78,280)	13,283
Issuance of Series D Preferred Stock, net of issuance costs of $40	—	—	—	—	—	—	—	—	—	16,111	11,560	—	—	—	11,560
Exercise of common stock options	61	—	16	—	—	—	—	—	—	—	—	—	—	—	16
Stock compensation	—	—	924	—	—	—	—	—	—	—	—	—	—	—	924
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(19,198)	(19,198)

Balance, December 31, 2011	3,695	4	4,162	5,798	5,778	16,667	19,888	17,037	22,978	71,667	51,253	—	—	(97,478)	6,585
Issuance costs of $16 related to Series D Preferred Stock	—	—	—	—	—	—	—	—	—	—	(16)	—	—	—	(16)
Issuance of Series E Preferred Stock, net of issuance costs of $466	—	—	—	—	—	—	—	—	—	—	—	31,437	22,169	—	22,169
Stock compensation	—	—	703	—	—	—	—	—	—	—	—	—	—	—	703
Other	—	—	(65)	—	—	—	—	—	—	—	—	—	—	—	(65)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,062)	(13,062)

Balance, December 31, 2012	3,695	$4	$4,800	5,798	$5,778	16,667	$19,888	17,037	$22,978	71,667	$51,237	31,437	$22,169	$(110,540)	$16,314

The accompanying notes are an integral part of these financial statements.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,		Period from Inception (December 19, 2001) to December 31, 2012
	2012	2011
	(dollar amounts in thousands)
Cash flows from operating activities:
Net loss	$(13,062)	$(19,198)	$(110,540)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11	131	2,303
Amortization of patents and licenses	401	339	1,788
Impairment of patents	22	83	164
Amortization of debt issuance costs	34	15	48
Stock-based compensation	703	924	4,611
Loss on disposal of property and equipment	33	5	59
Gain on sale of investments	—	—	(176)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	687	(533)	(343)
Supplies inventory	(2,505)	(1,191)	(4,494)
Deposits	—	—	(196)
Accounts payable	(117)	(1,559)	203
Accrued expenses	(928)	(758)	722

Net cash used in operating activities	(14,721)	(21,742)	(105,851)

Cash flows from investing activities:
Change in restricted cash	—	46	(82)
Purchase of property and equipment	(17)	(18)	(2,431)
Cash received on disposal of property and equipment	—	—	5
Purchase of investments	—	—	(163,683)
Sales of investments	—	—	163,859
Patent and license acquisition costs	(340)	(217)	(3,723)

Net cash used in investing activities	(357)	(189)	(6,055)

Cash flows from financing activities:
Proceeds from convertible notes payable	7,120	—	14,902
(Payments)/ Proceeds of notes payable	(1,500)	6,000	4,500
Debt issuance costs	(46)	(90)	(136)
Issuance of common stock	—	16	191
Proceeds from sale of preferred stock, net of issuance costs	15,033	11,560	107,188
Proceeds from issuance of warrants	—	—	25

Net cash provided by financing activities	20,607	17,486	126,670

Net increase (decrease) in cash and cash equivalents	5,529	(4,445)	14,764
Cash and cash equivalents, beginning of period	9,235	13,680	—

Cash and cash equivalents, end of period	14,764	9,235	14,764

Supplemental disclosures of cash flow information:
Conversion of note payable and interest into preferred stock	7,120	—	15,151
Cash paid for interest	$572	$249	$821

The accompanying notes are an integral part of these financial statements.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

1	Organization

Regado Biosciences, Inc. (the Company), is a development stage enterprise incorporated in Delaware and operating primarily in Basking Ridge, New Jersey and Durham, North Carolina. The Company was incorporated on December 19, 2001 (inception), and is focused on the discovery and development of novel, first-in-class, actively controllable antithrombotic drug systems for acute and sub-acute cardiovascular indications.

Basis of Accounting and Going Concern Uncertainty

The Company’s financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. Operations since inception have consisted primarily of organizing the Company, developing and acquiring product technologies and securing financing.

The accompanying financial statements have been prepared assuming that the Company will operate as a going concern. The Company has suffered negative cash flows from operating activities of $14,721,000 during 2012 and a net accumulated deficit of $110,540,000 at December 31, 2012. To date, the Company has been funded primarily through the issuance of preferred stock. The Company will require additional capital until such time the Company can generate operating revenue in excess of operating expenditures. Management’s plans include continued product development and a move toward completion of clinical trials. Management will continue to closely monitor and analyze expenses and make adjustments as necessary to prioritize business operations, and the Company has commitments in place for additional financing to help support continued operations, (Notes 7 and 11). Management believes that the Company can also raise adequate capital from existing investors and public/private investors to fund the projected operations through 2014. However, actual results may differ from estimates and the financial statements do not include any adjustments that might be necessary if the Company is unable to fund operations.

2	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts reported in prior years consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no effect on previously reported assets, liabilities, stockholders’ equity or net loss.

Cash and Cash Equivalents

The Company considers all interest-bearing investments due on demand and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost and consist primarily of money market mutual fund accounts that invest in U.S. Treasury securities. Cash deposits are held in federally insured financial institutions in the United States of America. At times, however, deposits have exceeded the amount insured by the Federal Deposit Insurance Corporation.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Restricted Cash

Restricted cash consists primarily of funds invested in two certificates of deposit. One certificate of deposit serves as collateral for a lease of laboratory space. The other certificate of deposit serves as collateral for the Company’s corporate credit card. These certificates of deposit mature every seven days and renew weekly.

Supplies Inventory, net

Supplies inventory consists solely of materials used to develop the Company’s product candidates. The Company’s supplies inventory is stated at the lower of cost, using the first-in, first-out method (FIFO), or market. Any materials that are utilized in research and development and fail to meet final protocol for patient distribution are expensed as incurred. Materials that are determined to no longer hold value, including lots from prior trials, are expensed. Finished product is not available for sale, but will be used in the clinical trial setting.

	At December 31,
	2012	2011

API	$—	$1,490,840
Finished Product	4,493,879	497,815

Supplies Inventory, Net	$4,493,879	$1,988,655

The Company utilizes contract manufacturers to produce active pharmaceutical ingredients (API) and finished product. The Company does not have facilities that meet the requisite regulatory requirements for storage of API or finished product produced for use in clinical trials or for future commercial sales. Therefore, the Company uses a third-party storage facility for API and finished product inventory. Upon release from the manufacturer, products are shipped to our third-party storage facility, and for production of finished product, API is shipped from that facility to the finished product manufacturing site.

The Company does not have multiple sources of supply for the components of its finished product. If the Company is unable to obtain the supplies needed at a reasonable price or on a timely basis, it could have a material adverse effect on the Company’s ability to complete the development of its finished product.

Debt Issuance Costs

Debt issuance costs are related to a loan and security agreement with MidCap Financial SBIC, LP and are being amortized on a straight-line basis, which approximates the effective interest method, over the life of the loan. Amortization expense totaling $33,757, $14,661, and $48,418 was recognized as of the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively.

Property and Equipment

Property and equipment consists primarily of laboratory and computer equipment and furniture, which are recorded at cost and depreciated using the straight-line method over their estimated useful lives, ranging from two to five years. Amortization for leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets or over the term of the related leases, whichever is shorter.

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Impairment of Long-lived Assets

The Company recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the assets and the future undiscounted cash flows expected to result from the use of these assets. No such impairments have been recognized for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively, except for expense recognized for expired and abandoned patents totaling $22,377, $83,452 and $163,679 for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively. Such expenses are included in General and Administrative expenses in the accompanying statements of operations.

Intangibles

Patent Costs

Patent costs consist of expenditures incurred for various patent applications. Upon patent approval, these costs are amortized over the remaining life of the patent. As of December 31, 2012, the Company had approved patents with costs totaling $1,606,966, with remaining amortization of $1,257,911 and useful lives ranging from nine to 18 years. As of December 31, 2012 there were $404,990 of costs related to patents that have not yet been approved. Amortization of $131,571, $99,898 and $349,055 was recorded for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012.

Future amortization expense at December 31, 2012, is as follows:

For the Year Ending December 31:	Amount
2013	$124,040
2014	124,040
2015	124,040
2016	124,040
2017	124,040
Thereafter	637,711

$1,257,911

Licenses

The Company has three primary license agreements with Duke University, Archemix Corp. and Nektar Therapeutics AL, Corporation, and all of the licenses are being amortized over the stated contractual life ranging from four to 12 years. Amortization expense was $269,789, $239,498, and $1,439,389 for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Future amortization expense at December 31, 2012, is as follows:

For the Year Ending December 31:	Amount
2013	$22,535
2014	22,125
2015	17,610
2016	17,610
2017	17,610
Thereafter	10,751

$108,241

Deferred Revenue

As a condition of closing the Series E Preferred Stock financing in December 2012, the Company assigned all intellectual property (IP) rights in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory, to Domain Russia Investments Limited (DRI). In exchange for the technology transfer, DRI agreed to pay the Company a one-time fee of $100,000. Additionally, the Company agreed to assist an affiliate of DRI with certain development support related to the development of the IP. Concurrently with the signing of this agreement, the Company agreed to make a payment to DRI up to a maximum amount of $1.2 million based on an independent appraiser’s valuation of the IP rights transferred. The Company believes the payment of any amount under this agreement is remote.

As of December 31, 2012, the Company has deferred the recognition of the $100,000 and it is included in accrued expenses in the accompanying balance sheet. Such amounts will be recognized as patent revenue once all contingencies are resolved, which is expected to occur in 2013.

Stock-based Compensation

The Company records the fair value of stock options issued to employees as of the grant date as compensation expense. The Company recognizes compensation expense over the requisite service period, which is the vesting period. For non-employees, the Company also records stock options at their fair value as of the grant date and then periodically re-measures the awards to reflect the current fair value at each reporting period until the non-employee completes the performance obligation or the date on which a performance commitment is reached. Expense is recognized over the related service period.

Compensation cost for stock-based employee compensation was $702,780, $923,846, and $4,552,358 for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

The Company calculates the fair value of stock-based compensation awards using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing model for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2010, respectively, are set forth below:

	2012	2011	Since Inception to 2010
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock-price volatility	44.05%	45.82%	40.59 - 90%
Risk-free interest rate	1.38%	1.50%	2.71 - 4.78%
Expected term of options	6.25 years	6.25 years	6.25 years

The expected term of the options is based on the shortcut method allowed under the Securities and Exchange Commission’s Staff Accounting Bulletin 110. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant, with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company, as the Company does not have sufficient historical transactions of its own shares on which to base expected volatility. The Company historically has not paid cash dividends on its common stock and does not expect to do so in the future. The Company does not assume any forfeitures in its option pricing model.

The estimated fair value of common stock per share represents the determination by our board of directors of the fair value of our common stock as of each date of grant, taking into consideration various objective and subjective factors, including the conclusions of valuations of our common stock, as discussed below.

Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with the assistance and upon the recommendation of management, in good faith, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation including:

•

the prices at which we most recently sold our preferred stock and the rights, preferences and privileges of the preferred stock as compared to those of our common stock, including the liquidation preferences of the preferred stock;

•

our results of operations, financial position and the status of our research and development efforts, including the status of clinical trials for percutaneous coronary intervention (PCI), and our specific regulatory status and interactions with regulatory authorities;

•

the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, given prevailing market conditions, or a strategic merger or sale of our company;

•	the material risks related to our business;

•	achievement of enterprise milestones, including the results of clinical trials and our entry into or termination of collaboration and license agreements;

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors, and recently completed mergers and acquisitions of companies comparable to us;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	a valuation covered by an independent third-party consultant.

The July 15, 2011 valuation which was used as a proxy for the most recent option issuances was performed using an option based model. The valuation was determined using a discounted cash flow analysis. In applying this method, projected cash flows are discounted to present value using a discount rate that reflects investor required rates of return for similar investments. The enterprise value was then allocated among the different classes of stock using the Black-Scholes option pricing method.

On December 18, 2012, the Company amended the 2004 Equity Compensation Plan (the Plan), as part of the Series E financing, to include 39,380,363 shares in the option pool for the granting of common stock options to employees, directors and consultants of the Company. On September 28, 2011 the Company amended the 2004 Equity Compensation Plan (the Plan), as part of the Series D financing, to include 24,879,875 shares in the option pool for the granting of common stock options to employees, directors, and consultants of the Company.

The board of directors determines the exercise price, term and dates of the exercise of all options at their grant date. The Company issues new shares of common stock upon exercise of stock options. Under the Company’s stock option plan, options become vested over variable periods, generally ranging from one to four years, and expire not more than 10 years after the date of grant.

The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted Average Exercise Price
Granted during the period from inception to December 31, 2010	21,530,491	$0.48
Exercised during the period from inception to December 31, 2010	(455,617)	0.38
Cancelled during the period from inception to December 31, 2010	(614,070)	0.54

Options outstanding at December 31, 2010	20,460,804	0.46
Granted	3,837,109	0.23
Exercised	(61,155)	0.27

Options outstanding at December 31, 2011	24,236,758	0.43
Granted	3,817,109	0.23
Cancelled	(3,949,229)	0.24

Options outstanding at December 31, 2012	24,104,638	0.43

Options exercisable at December 31, 2012	19,570,111	$0.47

On April 25, 2012, the Company simultaneously cancelled 3,812,109 option grants approved on September 28, 2011 and reissued on April 25, 2012. The modification had no material impact on compensation expense. The option issuances were approved in 2011, but it was later determined that the charter to increase the Company’s

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

employee stock option plan was not filed in a timely fashion. Upon amending its Certificate of Incorporation to increase the number of authorized shares to 250,754,594, the Company effectively reissued the approved option grants with vesting schedules, exercise price, and the effective date of May 25, 2011 remaining consistent with the original September 28, 2011 grants.

For stock options granted prior to December 31, 2012, the Company will record $528,426 of future compensation cost for stock-based compensation over a period of approximately three years. The total fair value of shares vested during the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, was $702,780, $923,846, and $4,610,843, respectively.

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable	Weighted Average Remaining Contractual Life (Years)
$0.10	1,231,964	1.9	1,231,964	1.9
0.12	5,000	2.4	5,000	2.4
0.20	695,000	3.0	695,000	3.0
0.23	3,837,109	9.3	1,516,147	9.3
0.27	9,014,409	7.0	6,834,193	7.0
0.58	10,000	4.6	10,000	4.6
0.65	2,012,000	4.4	2,011,998	4.4
0.70	2,321,000	6.0	2,287,655	6.0
$0.75	4,978,156	5.6	4,978,154	5.6

	24,104,638	6.4	19,570,111	6.4

The weighted average grant date fair value of options granted during the fiscal years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, was $0.10, $0.11, and $0.21 per share, respectively. The following table summarizes the status of the Company’s non-vested options as of December 31, 2012, and changes during the fiscal year ending December 31, 2012.

	Number of Options	Weighted Average Grant Date Fair Value
Options non-vested at December 31, 2011	9,266,614	$0.14
Granted	3,817,109	0.10
Vested	(4,599,969)	0.16
Cancelled	(3,949,229)	0.24

Options non-vested at December 31, 2012	4,534,525	$0.12

Intrinsic value represents the total pre-tax intrinsic value, which is computed based on the difference between the option exercise price and the fair value of the Company’s common stock at December 31, 2012, and which would have been received by the option holders had all option holders exercised their options as of those dates. This amount changes based on the fair value of the Company’s stock. The total intrinsic value of options exercised during 2012 and 2011, and for the period from inception to December 31, 2012, was $0, $31,595 and $70,503, respectively. The aggregate intrinsic value of options outstanding at December 31, 2012, was $5,143,132.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

All stock options issued to nonemployees have been recorded at fair value. Options issued to nonemployees in exchange for services have resulted in expenses of $0, $0, and $58,485 during the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively.

Grant Revenue

The Company was awarded several grants under the Therapeutic Discovery Project Grant program during 2010, related to research amounts previously expensed and has historically received modest other grant funding. The total amount recognized within grant revenue on the statement of operations during 2012 and 2011, and the period from inception to December 31, 2012, was $0, $0 and $832,006.

Research and Development

Research and development expenses consist of the costs associated with our research and discovery activities, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Our research and development expenses consist of:

•	employee salaries and related expenses, which include non stock-based compensation benefits for the personnel involved in our drug discovery and development activities;

•	external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites;

•	expenses incurred to manufacture clinical trial materials; and

•	license fees for and milestone payments related to in-licensed products and technologies.

The Company expenses research and development costs as incurred. Conducting a significant amount of research and development is central to our business model. Product candidates in late stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of late stage clinical trials. The Company plans to increase our research and development expenses for the foreseeable future as we seek to complete development of our lead product candidate, REG1, and to further develop our other product candidates.

Income Taxes

The Company accounts for income taxes using an asset and liability method, which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company’s assets and liabilities, and for tax carryforwards at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, including any state or local jurisdiction where a return may not have been filed, the Company is no longer subject to U.S. federal, state or local, or non-U.S. income tax examinations by tax authorities for years before 2009.

If necessary, the Company classifies tax related interest and penalties as a component of income tax expense.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Comprehensive Loss

Comprehensive loss is defined as changes in stockholders’ equity exclusive of transactions with owners (such as capital contributions and distributions). We did not have any comprehensive income or loss items other than net loss as reported.

Fair Value of Financial Instruments

The carrying amount of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable, and accrued expenses, approximate fair value due to the short maturities of those financial instruments. The carrying amount of the Company’s notes payable approximates fair value due to alternative financing available under similar terms.

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair value should be based on the assumptions that market participants would use when pricing an asset or liability and is based on a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to the Company’s assumptions (unobservable inputs). Fair value measurements should be disclosed separately by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with established fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data are based primarily upon estimates, and often are calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to record fair value of stock options granted to employees and nonemployees. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as assets held for sale and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting or write-downs of individual assets.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. These levels are:

Level 1 –	Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Level 2 –	Valuations for assets and liabilities that can be obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company’s principal markets for these securities are the secondary institutional markets, and valuations are based on observable market data in those markets.

Level 3 –	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange or dealer- or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Level 3 valuations are for instruments that are not traded in active markets or are subject to transfer restrictions and may be adjusted to reflect illiquidity and/or non-transferability, with such adjustment generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Such instruments in this category include equity-related securities.

New Accounting Pronouncement

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update, or the ASU, No. 2011—11, “Balance Sheet (Topic 210).” This update provides enhanced disclosure requirements regarding the nature of an entity’s right of offset related to arrangements associated with its financial instruments and derivative instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, the amounts offset in accordance with the accounting standards followed, and the related net exposure. This pronouncement is effective for financial reporting period beginning on or after January 1, 2013 and full retrospective application is required. We do not expect that the adoption of this ASU will have any material impact on our consolidated financial statements.

3	Property and Equipment, net

Property and equipment consist of the following at December 31:

	2012	2011
Leasehold improvements	$325,342	$347,908
Computer equipment and software	145,256	138,692
Laboratory equipment	1,775,363	1,774,517
Furniture and equipment	26,997	28,097
Less – Accumulated depreciation	(2,206,675)	(2,196,021)

Property and equipment, net	$66,283	$93,193

Depreciation expense for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, was $10,655, $131,098, and $2,303,172, respectively.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

4	Commitments

License Agreements

In October 2003, the Company entered into an agreement with Archemix Corp. (Archemix) for the discovery and development of aptamers. Under the terms of the agreement, the Company granted Archemix a royalty-free, nonexclusive license under any inventions that the Company derives from the practice of the license that constitute improvements to Archemix technology for the purpose of conducting internal research and for any use outside of the cardiovascular field of the license granted to the Company.

The Company may be required to pay milestone payments in the aggregate amount of up to approximately $5.5 million, per product, contingent upon the achievement of development, regulatory and first commercial sale milestones, including $1.0 million at the commencement of the Company’s REGULATE-PCI trial scheduled to begin in 2013. Until the term of the license agreement expires with the last-to-expire valid claim of the patents that are subject to the agreement, the Company is required to pay a royalty in the mid-single digits on any net sales of products containing aptamers. In addition, the Company issued approximately 112,500 shares of its common stock to Archemix in 2005. Archemix is not entitled to receive upfront payments under the agreement and has not earned or been paid any milestone or royalty payments to date. The last-to-expire valid claims are expected to extend until 2017. Either the Company or Archemix may terminate the agreement in the event of the uncured material breach by the other party. The Company may also terminate the agreement at will upon 60 days’ prior written notice. The royalty term begins on the date of the first commercial sale and expires on the expiration of the last-to-expire applicable licensed patent.

In November 2004, the Company entered into an agreement with Duke University. This agreement was amended in July 2005. The agreement is an exclusive license to intellectual property covering various aptamers and methods of use, as well as modulation aptamers. The Company may be required to pay milestone payments in the aggregate amount of up to approximately $1.75 million, per product, contingent upon the achievement of development, regulatory and first commercial sale milestones, including $0.5 million payable upon the commencement of the Company’s REGULATE-PCI trial scheduled to begin in 2013. In addition, the Company is required to pay a royalty in the low single digits on any net sales of products containing aptamers. Duke University is not entitled to receive upfront payments under the agreement and has not earned or been paid any milestone or royalty payments to date. The Company issued 191,250 shares of common stock in 2004 to Duke University per the license agreement. The Company may terminate the agreement at will upon 30 days’ prior written notice.

In December 2006, the Company entered into an agreement with Nektar for the licensing and sublicensing related to reagent manufacture and supply. The Company may be required to pay milestone payments in the aggregate amount of up to $7.75 million contingent upon the achievement of development, regulatory and first commercial sale milestones. In addition, the Company is required to pay royalties in the mid-single digits dependent upon aggregate net sales. In 2006 and 2007, the Company made milestone payments to Nektar of an aggregate of $1,250,000.

We may terminate the agreement at any time upon 60 days written notice, subject to our obligation to pay an early termination fee to Nektar. Our right to terminate the agreement early is further subject to our obligation to continue to make certain minimum purchases from Nektar and to continue to pay Nektar royalties for net sales.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Operating Leases

The Company maintains three separate office locations. The Company rented an administrative office space in Durham, North Carolina under an operating lease agreement entered into October 2008, however the Company did not renew the lease and relocated to a new space effective December 31, 2012. The Company rents an administrative office space in Cary, North Carolina under an operating lease agreement effective December 2012, with base monthly payments at $1,835 per month. The six month lease expires in May 2013. In April 2007, the Company entered into an operating lease for laboratory space in Durham, North Carolina. The lease expired July 31, 2012, and the company is currently on a month-to-month basis with base rent of $11,093 per month. An initial letter of credit of $115,000 was given to the lessor for use of the facility, and the letter of credit was reduced to $46,000 on the fourth anniversary date of the lease. In November 2008, an operating lease was entered into for corporate headquarters in Basking Ridge, New Jersey. The lease expired on November 1, 2011 and is currently on a month-to-month basis. Monthly payments are fixed at $16,422 per month, with an additional $777 per month due for utilities.

Rent expense related to operating leases for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, were $497,649, $466,558, and $2,483,285, respectively.

5	Notes Payable

In May 2011, the Company entered into a loan and security agreement with MidCap Financial SBIC, LP pursuant to which the Company borrowed a total of $6,000,000, at the stated rate of LIBOR, at a 2% rate floor, plus 8% spread per annum. The loan is payable in monthly installments beginning June 2012 through August 2014. The Company’s assets (including intellectual property) are collateral for the borrowings, and the Company is required to pay a 3% final payment of $180,000 regardless of when the loan is paid in full. Interest expense of $572,143 and $249,167, was recorded for years ended December 31, 2012 and 2011, respectively. The principal balance at December 31, 2012 and 2011 was $4,500,000 and $6,000,000, respectively.

As part of the loan and security agreement, the Company is obligated to provide audited financial statements within 120 days of the fiscal year end, or April 30, 2013.

At December 31	2012	2011
Notes payable	$4,500,000	$6,000,000
Less-current portion	2,571,429	1,285,714

Net long-term portion of notes payable	$1,928,571	$4,714,286

On May 3, 2012, the Company issued $6,780,540 in aggregate principal amount of its convertible notes. The notes accrued interest at a rate of 8% per annum. The principal and accrued interest on the convertible notes were converted into Series E Preferred Stock on December 18, 2012, as further disclosed in Note 7.

Aggregate maturities required on debt as of December 31, 2012, are due in future years as follows:

Amount
2013	$2,571,429
2014	1,928,571

$4,500,000

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

6	Income Taxes

Significant components of the Company’s deferred income tax assets and liabilities at December 31, 2012 and 2011, consisted of the following:

	2012	2011
Deferred income tax assets:
Net operating loss carryforwards	$41,886,245	$36,994,564
Property and equipment	120,698	167,671
Stock-based compensation expense	391,338	365,567
Other	220,992	173,301
Valuation allowance for deferred income tax assets	(41,996,929)	(37,151,175)

Net deferred income tax assets	622,344	549,928
Deferred income tax liabilities:
Patent costs	(622,344)	(549,928)

Net deferred income taxes	$—	$—

At December 31, 2012 and 2011, the Company provided a full valuation allowance against its net deferred income tax assets, as management has assessed that the realization of these benefits is not more-likely-than-not. The change in the valuation allowance is attributable to additional net operating loss carryforwards from current year activity.

The differences between the statutory rate and the effective rate are due to the valuation allowance and other permanent differences, as shown in the table below.

	2012		2011
	Tax	Rate	Tax	Rate
Rate Reconciliation
Tax at statutory rate	$(4,571,815)	35.00%	$(6,719,448)	35.00%
Incentive stock options	248,313	-1.90%	294,576	-1.53%
State taxes	(522,493)	4.00%	(767,937)	4.00%
Change in valuation allowance	4,845,754	-37.10%	7,180,188	-37.40%
Other	241	0.00%	12,621	-0.07%

Income tax expense reported	$0	0.00%	$0	0.00%

As of December 31, 2012, the Company had estimated federal and state operating loss carryforwards of $107,400,629. These federal and state operating loss carryforwards begin to expire in 2022 and 2017, respectively. The utilization of the federal net operating loss carryforwards may be subject to limitations under the rules regarding a change in stock ownership as determined by the Internal Revenue Code, Section 382.

The company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. As of the end of 2012 or 2011, the Company did not record a liability for uncertain tax positions because no material positions existed.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

7	Stockholders’ Equity and Convertible Preferred Stock

As of December 18, 2012, the Company is authorized to issue two (2) classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that this Company shall have authority to issue is Four Hundred Forty Million One Hundred Forty-Four Thousand Ninety-Eight (440,144,098) shares. The total number of shares of Common Stock this Company shall have authority to issue is Two Hundred Forty-One Million Seven Hundred Eighty Thousand Seven Hundred Ninety-Nine (241,780,799) shares, $0.001 par value per share (the “Common Stock”). The total number of shares of Preferred Stock this Company shall have authority to issue is One Hundred Ninety-Eight Million Three Hundred Sixty-Three Thousand Two Hundred Ninety-Nine (198,363,299) shares, $0.001 par value per share, of which (a) Five Million Seven Hundred Ninety-Eight Thousand One Hundred Seventy-Eight (5,798,178) shares shall be designated Series A Preferred Stock (the “Series A Preferred Stock”), (b) Sixteen Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Five (16,666,665), shares shall be designated Series B Preferred Stock (the “Series B Preferred Stock”) (c) Seventeen Million Thirty-Seven Thousand Thirty-Seven (17,037,037) shares shall be designated Series C Preferred Stock (the “Series C Preferred Stock”), (d) Seventy-One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (71,666,667) shares shall be designated Series D Preferred Stock (the “Series D Preferred Stock”), and (e) Eighty-Seven Million One Hundred Ninety-Four Thousand Seven Hundred Fifty-Two (87,194,752) shares shall be designated Series E Preferred Stock (the “Series E Preferred Stock,” and together with the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock, the “Series Preferred Stock”).

Convertible Preferred Stock

On November 19, 2004, 4,798,178 shares of Series A Preferred Stock were issued at $1.00 per share. An additional 1,000,000 shares of Series A Preferred Stock were issued at $1.00 per share on February 2, 2005. On July 27, 2005, 16,250,000 shares of Series B Preferred Stock and 12,283,050 warrants were issued for $19,500,001. An additional 416,667 shares of Series B Preferred Stock and 314,950 warrants were issued for $500,000 on August 12, 2005. On March 15, 2007, 17,037,037 shares of Series C Preferred Stock were issued for $23,000,000. In connection with the issuance of the Series C Preferred Stock, the warrant agreements issued in connection with the Series B Preferred Stock issuance were amended, and 1,500,000 shares of common stock were issued through the exercise of the amended warrants at $0.01 per share, for a total exercise price of $15,000. On December 17, 2009, the first tranche of the Series D financing was completed with 27,267,361 preferred shares issued for $19,632,500. Of the $19,632,500 in proceeds, $5,000,000 was previously distributed via a bridge loan on October 2, 2009, and along with accrued interest of $83,333, the loan was cancelled and converted as equity into the Series D round. On March 30, 2010, the second tranche of the Series D financing was completed with 28,288,195 preferred shares issued for $20,367,500. On May 25, 2011 Series D Preferred Stock extension financing was completed with 6,249,999 shares issued in exchange for $4,500,000. Additionally, $3,550,000 was received on both September 23, 2011 and December 16, 2011 in exchange for 4,930,556 shares per round. Total funding for the Series D Preferred Stock extension financing in 2011 was $11,600,000 in exchange for 16,111,111 shares. On December 18, 2012, the first tranche of the Series E financing was completed with 31,437,442 preferred shares issued for $22,634,958. This included $15,515,391 in cash plus $6,780,540 in convertible loan principal and $339,027 in converted loan interest originally secured on May 3, 2012.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

The following is a summary of the rights, preferences and terms of the Company’s common and preferred stock from the Company’s Amended Certificate of Incorporation following the Series E round:

Tranching

Per the Series E financing agreement executed on December 18, 2012, a second financing tranche of $10,310,521 for 14,320,168 shares of Series E Preferred Stock will take place on or before March 14, 2013.

The agreement also provides that a third financing tranche of $17,834,743 for 24,770,476 shares of Series E Preferred Stock will take place on or before January 17, 2014.

Subject to the terms and conditions of the Series E financing on December 18, 2012, the second purchase and sale of Series E Preferred Stock shall take place on or before June 30, 2013, upon such date determined by the Board of Directors of the Company, who shall determine the second closing date no later than June 15, 2013. The company shall provide investors with written notice of the date of the scheduled second closing at least fifteen (15) days prior to the scheduled second closing. The investors participating in the initial closing, and subsequent second and third tranches, may, but are not required to, participate in the second closing up to the full amount of their pro rata share of the funds to be invested therein. At the second closing, the Series E lead investor, RMI Investments, S.á.r.l, shall match any and all investment proceeds by an aggregate amount of up to $6,000,000, and in the event that the aggregate amount of non-RMI Investments, S.á.r.l. proceeds received by the Company exceeds $6,000,000, RMI Investments, S.á.r.l agrees to use its commercially reasonable efforts to obtain additional financing to match such extension.

Dividends

Effective with the Series E financing on December 18, 2012, dividend rights were as follows:

a)	From and after the date of issuance of any shares of Series E Preferred Stock, each such share shall be entitled to cumulative cash dividends at the rate of $0.0576 per share per annum (as adjusted for any stock splits, combination or other similar recapitalization with respect to the Series E Preferred Stock) prior and in preference to any dividends on the Series A, B, C or D Preferred Stock or the Common Stock. Dividends shall accrue from day to day, whether or not declared, but shall be payable only upon (i) a Company Sale or (ii) the affirmative vote of a majority of the members of the Board of Directors, but in any event before any cash dividend is paid on or declared and set apart for payment on any other class or series of capital stock.

b)	In the event the Company shall declare a distribution, then, in each such case the holders of the Series Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series Preferred Stock were the holders of the number of shares of Common Stock of the Company into which their respective shares of Series Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Company entitled to receive such distribution.

Liquidation

a)

Preferential Payments to Holders of Series E Preferred Stock.    In the event of any liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or a Company Sale (a “Liquidating Event”), the holders of shares of Series E Preferred Stock then outstanding or deemed

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

outstanding shall be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment shall be made to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred, Series D Preferred Stock or Common Stock by reason of their ownership thereof, and on a pro rata basis, an amount per share equal to (i) one times (1x) the Series E Original Issue Price , plus any unpaid accruing dividends and any other declared and unpaid dividends thereon in the case of a company sale or (ii) one times (1x) the Series E original issue price plus any declared and unpaid dividends thereon in the case of any other Liquidating Event (the “Series E Liquidation Preference”). If upon any such liquidating event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series E Preferred Stock shall share rateably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b)	Preferential Payments to Holders of other Series Preferred Stock. Subject to, and upon completion of, the payment in full of the preferential payments to the holders of Series E Preferred Stock, in the event of any liquidating event, the holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock then outstanding or deemed outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, and on a pari passu basis, an amount per share equal to one times (1x) the applicable original issue price , plus any declared and unpaid dividends thereon. If upon any such liquidating event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock the full amount to which they shall be entitled, the holders of shares of such Preferred Stock shall share rateably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

c)	Distribution of Remaining Assets. In the event of any liquidating event, after the payment in full of all preferential amounts required to be paid to the holders of shares of Series Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of Series Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of the certificate of incorporation immediately prior to such liquidating event.

Certain Definitions.    The Series A original issue price shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Series A Preferred Stock. The Series B original issue price shall mean $1.20 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Series B Preferred Stock. The Series C original issue price shall mean $1.35 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Series C Preferred Stock. The “Series D original issue price shall mean $0.72 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Series D Preferred

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

Stock. The Series E original issue price shall mean $0.72 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, reclassification or other similar recapitalization with respect to the Series E Preferred Stock.

Voting

a)	Generally. the shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock shall be voted together with the shares of Common Stock (as a single class), all upon the following basis: each holder of one or more shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock or Series A Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company and to such number of votes for the shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock held by him immediately after the close of business on the record date fixed for such meeting, or on the effective date of such written consent, as shall be equal to the number of whole shares of Common Stock into which all of its shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock, as applicable, are convertible immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

b)	Board of Directors.

i.	The Board of Directors shall consist of seven (7) members. For so long as 35,651,397 or more shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock remain outstanding, each class of preferred stock shall be entitled to elect one director, the holders of the Common Stock and the Series Preferred Stock, voting together as a single class with all holders of the Series Preferred Stock voting on an as-converted to Common Stock basis, shall be entitled to elect two directors, one of whom shall be an industry expert (nominated by the unanimous consent of the Series E Preferred Director, the Series D Preferred Director, the Series C Preferred Director, Series B Preferred Director and Series A Preferred Director) and one of whom shall be the Chief Executive Officer of the Company.

Conversion

a)	Voluntary Conversion. Each share of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock shall be convertible, at the option of the holder thereof, into Common Stock at any time after the date of issuance of such share at the office of the Company or any transfer agent for such stock.

i)	Each share of Series E Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series E Conversion Price per share in effect for the Series E Preferred Stock at the time of conversion into the Series E Conversion Value per share for the Series E Preferred Stock.

ii)	Each share of Series D Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series D Conversion Price per share in effect for the Series D Preferred Stock at the time of conversion into the Series D Conversion Value per share for the Series D Preferred Stock.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

iii)	Each share of Series C Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series C Conversion Price per share in effect for the Series C Preferred Stock at the time of conversion into the Series C Conversion Value per share for the Series C Preferred Stock.

iv)	Each share of Series B Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Conversion Price per share in effect for the Series B Preferred Stock at the time of conversion into the Series B Conversion Value per share for the Series B Preferred Stock.

v)	Each share of Series A Preferred Stock shall be converted into the number of fully paid and non-assessable shares of Common Stock as determined by dividing the Series A Conversion Price per share in effect for the Series A Preferred Stock at the time of conversion into the Series A Conversion Value per share for the Series A Preferred Stock.

vi)	The number of shares of Common Stock into which each share of the Series E Preferred Stock is convertible is hereinafter collectively referred to as the “Series E Conversion Rate.” The initial conversion price per share of Series E Preferred Stock shall be $0.72 (the “Series E Conversion Price”). The number of shares of Common Stock into which each share of the Series D Preferred Stock is convertible is hereinafter collectively referred to as the “Series D Conversion Rate.” The initial conversion price per share of Series D Preferred Stock shall be $0.72 (the “Series D Conversion Price”). The number of shares of Common Stock into which each share of the Series C Preferred Stock is convertible is hereinafter collectively referred to as the “Series C Conversion Rate.” The initial conversion price per share of Series C Preferred Stock as of the date hereof is $1.35 (the “Series C Conversion Price”). The number of shares of Common Stock into which each share of the Series B Preferred Stock is convertible is hereinafter collectively referred to as the “Series B Conversion Rate.” The initial conversion price per share of Series B Preferred Stock as of the date hereof is $1.20 (the “Series B Conversion Price”). The number of shares of Common Stock into which each share of the Series A Preferred Stock is convertible is hereinafter collectively referred to as the “Series A Conversion Rate.” The initial conversion price per share of Series A Preferred Stock as of the date hereof is $1.00 (the “Series A Conversion Price”, together with the Series E Conversion Price, Series D Conversion Price, Series C Conversion Price and Series B Conversion Price, each a “Conversion Price”). The initial Series E Conversion Price, Series D Conversion Price, Series C Conversion Price, Series B Conversion Price and Series A Conversion Price shall be subject to adjustment as set forth in Article IV.D.4(d). The conversion value per share of Series E Preferred Stock shall be $0.72 (as adjusted for any stock dividends, combinations or splits with respect to shares of Series E Preferred Stock) (the “Series E Conversion Value”). The conversion value per share of Series D Preferred Stock shall be $0.72 (as adjusted for any stock dividends, combinations or splits with respect to shares of Series D Preferred Stock) (the “Series D Conversion Value”). The conversion value per share of Series C Preferred Stock shall be $1.35 (as adjusted for any stock dividends, combinations or splits with respect to shares of Series C Preferred Stock) (the “Series C Conversion Value”). The conversion value per share of Series B Preferred Stock shall be $1.20 (as adjusted for any stock dividends, combinations or splits with respect to shares of Series B Preferred Stock) (the “Series B Conversion Value”). The conversion value per share of Series A Preferred Stock shall be $1.00 (as adjusted for any stock dividends, combinations or splits with respect to shares of Series A Preferred Stock) (the “Series A Conversion Value”).

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

b)	Automatic Conversion. Each share of Series Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Rate, immediately upon (i) the closing of the sale of shares of the Company’s capital stock in a firm commitment underwritten public offering of shares of the Company’s capital stock registered under the Securities Act of 1933, as amended (the “Securities Act”), at a public offering price of at least three (3) times the Series E Original Issue Price ($2.16 per share) (as adjusted for any stock dividends, combinations or splits with respect to such shares) and with aggregate gross proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to such issuance or offering) greater than Thirty Million Dollars ($30,000,000) (a “Qualified IPO”), or (ii) the affirmative vote of the holders of at least 60% of then issued and outstanding shares of Preferred Stock voting as a single class on an as-converted to Common Stock basis.

Carrying Value

All classes of preferred stock were recorded based upon net proceeds received by the Company at issuance.

Warrants

The Company has outstanding warrants to purchase 341,500 shares of common stock with an exercise price of $0.01 per share. These warrants were issued in 2004 in connection with the issuance of Series A Preferred Stock. The warrants are accounted for as equity instruments and were valued at a nominal amount upon issuance.

8	Net Loss Per Share

Given the company’s net loss position, there are no potential transactions or stock issuances which could cause dilution of the weighted average common shares for the year ended December 31, 2012 or 2011 or for the period from inception to December 31, 2012.

	Years Ended December 31,
	2012			2011			Inception to Date
	Shares	Net Loss	EPS	Shares	Net Loss	EPS	Shares	Net Loss	EPS
Net Loss Per Share	3,695,397	$(13,062,329)	$(3.53)	3,691,208	$(19,198,424)	$(5.20)	3,362,853	$(110,539,830)	$(32.87)

9	Employee Benefit Plan

In 2006, the Company adopted the Regado Biosciences 401k Plan (the Plan). The Plan allows eligible employees to defer up to 87% of their compensation, up to allowable Internal Revenue Service limits. There are no matching contributions made by the Company. Administrative expenses of the Plan are paid for by the Company and totaled $3,599, $3,561 and $30,210 for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, respectively.

The Company has a Special Incentive Plan that provides for retention bonuses to be granted to certain participants in the event of a change of control.

The Company provides a comprehensive medical plan. All premiums for employees and dependents are fully subsidized by the Company. The Company’s dental plan provides a maximum of $1,500 per person per calendar year and a $1,500 lifetime orthodontia benefit for children up to age 16. The Company’s disability plans are with Lincoln Financial.

REGADO BIOSCIENCES, INC.

(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS—Continued

10	Related Party Transactions

Total payments, excluding expenses, made to the Board of Directors for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, were $120,000, $120,000, and $640,000, respectively. Total payments made to the Company’s Medical Advisory Board members for the years ended December 31, 2012 and 2011, and for the period from inception to December 31, 2012, were $29,939, $128,965, and $474,538, respectively.

11	Subsequent Events

On February 11, 2013, the Company signed a term sheet with Comerica Bank pursuant to which the Company intends to borrow $4,500,000 on or around March 1, 2013, subject to lender approval. The proceeds of the loan will be utilized to repay all amounts due to MidCap Financial SBIC, LP. The terms allow for an interest only period of 15 months, and pending the enrollment of the first 1,000 patients in the Company’s REGULATE–PCI trial by the second quarter of 2014, the Company has the option to secure an additional $4,000,000 in loans in 2014.

The Company has evaluated subsequent events through February 28, 2013, the date the financial statements were available to be issued, and has determined no additional subsequent events that would have a material effect on the Company’s financial position or operating results.

Shares

Common Stock

PROSPECTUS

Cowen and Company	BMO Capital Markets

Canaccord Genuity         Needham & Company         Wedbush PacGrow Life Sciences

Until                 , 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the initial listing fee for The NASDAQ Global Market.

Item	Amount
SEC registration fee		$10,230

FINRA filing fee		11,750

The NASDAQ Global Market initial listing fee

Legal fees and expenses

Accounting fees and expenses

Printing and engraving expenses

Transfer agent and registrar fees and expenses

Blue Sky fees and expenses

Miscellaneous fees and expenses

Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2010, the Company made sales of the following unregistered securities:

Original Issuances of Stock and Convertible Notes

Series D Preferred Stock

Pursuant to the terms of our Series D Preferred Stock purchase agreement we sold an aggregate of 71,666,667 shares of our Series D Preferred Stock at a purchase price of $0.72 per share to 8 accredited investors.

Convertible Notes

On May 3, 2012, we issued $6.8 million in aggregate principal amount of our unsecured convertible promissory notes to five existing investors. The principal amount of the notes plus accrued interest thereon was converted into shares of our Series E Preferred Stock as discussed below.

Series E Preferred Stock

On December 18, 2012, we issued an aggregate of 31,437,442 shares of our Series E Preferred Stock at a purchase price of $0.72 per share to 8 accredited investors. On March 22, 2013, we issued an aggregate of 7,160,084 shares of our Series E Preferred Stock at a purchase price of $0.72 per share to 7 accredited investors. On April 26, 2013, we issued 7,160,084 shares of our Series E Preferred Stock at a purchase price of $0.72 per share to one accredited investor.

Warrants and Common Stock Issuances

Since January 1, 2010, the Company has issued and sold to one accredited investor 225,000 shares of our common stock upon the exercise of a warrant at a purchase price of $0.01 per share.

Stock Options and Common Stock Issuances

Since January 1, 2010, the Company granted stock options under its 2004 Equity Compensation Plan to purchase an aggregate of 12,998,290 shares of our common stock, net of cancellations at a weighted-average exercise price of $0.26 per share, to certain employees, consultants and directors.

Since January 1, 2010, the Company issued and sold to certain employees an aggregate of 146,772 shares of our common stock upon the exercise of options under the 2004 Equity Compensation Plan at an exercise price of $0.27 per share.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above under “—Original Issuances of Stock and Convertible Notes” and “—Warrants and Common Stock Issuances” to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of such options described above under “—Stock Options and Common Stock Issuances” to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

(b) Financial statement schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Basking Ridge, State of New Jersey, on the 29th day of April, 2013.

REGADO BIOSCIENCES, INC.

By:	/s/ David J. Mazzo
David J. Mazzo President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David J. Mazzo and Christopher E. Courts, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David J. Mazzo David J. Mazzo	President, Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2013

/s/ Christopher E. Courts Christopher E. Courts	Vice President, Finance (Principal Accounting and Financial Officer)	April 29, 2013

/s/ Dennis Podlesak Dennis Podlesak	Chairman of the Board of Directors	April 29, 2013

/s/ Jesse Treu Jesse Treu	Director	April 29, 2013

/s/ Sherrill Neff P. Sherrill Neff	Director	April 29, 2013

/s/ Raphaël Wisniewski Raphaël Wisniewski	Director	April 29, 2013

B. Jefferson Clark	Director

/s/ Anton Gopka Anton Gopka	Director	April 29, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1	Fifth Amended and Restated Certificate of Incorporation of Regado Biosciences, Inc., as currently in effect.

3.2*	Form of Amendment to Fifth Amended and Restated Certificate of Incorporation of Regado Biosciences, Inc.

3.3	Form of Sixth Amended and Restated Certificate of Incorporation of Regado Biosciences, Inc., to be in effect upon the closing of this offering.

3.4	Bylaws, as currently in effect.

3.5	Amendment to Bylaws.

3.6	Form of Amended and Restated Bylaws of Regado Biosciences, Inc., to be in effect upon the closing of this offering.

4.1*	Specimen Common Stock certificate of Regado Biosciences, Inc.

4.2	Third Amended and Restated Investors’ Rights Agreement, dated as of December 18, 2012, by and among Regado Biosciences, Inc. and the investors named therein.

4.3	Third Amended and Restated Registration Rights Agreement, dated as of December 18, 2012, by and among Regado Biosciences, Inc. and the investors named therein.

4.4	Stock Purchase Warrant dated as of November 19, 2004 to University Medical Discoveries, Inc.

4.5	Form of Series A Warrant.

5.1*	Opinion of Lowenstein Sandler LLP.

10.1†	Form of Indemnification Agreement.

10.2†	Regado Biosciences, Inc. 2004 Equity Compensation Plan, as amended.

10.3†	Form of Incentive Stock Option Agreement pursuant to Regado Biosciences, Inc. 2004 Equity Compensation Plan.

10.4†	Form of Nonqualified Stock Option Agreement pursuant to Regado Biosciences, Inc. 2004 Equity Compensation Plan.

10.5†*	Regado Biosciences, Inc. 2013 Equity Compensation Plan.

10.6†*	Form of Incentive Stock Option Agreement pursuant to Regado Biosciences, Inc. 2013 Equity Compensation Plan.

10.7†*	Form of Nonqualified Stock Option Agreement pursuant to Regado Biosciences, Inc. 2013 Equity Compensation Plan.

10.8†*	Form of Restricted Stock Agreement pursuant to Regado Biosciences, Inc. 2013 Equity Compensation Plan.

10.9†*	Regado Biosciences, Inc. Amended and Restated Special Incentive Plan.

10.10†	Employment Agreement with David J. Mazzo dated July 25, 2008.

10.11†	Amendment No. 1 dated December 22, 2008 to Employment Agreement with David J. Mazzo.

10.12†*	Amended and Restated Employment Agreement with David J. Mazzo, dated , 2013.

10.13†	Employment Agreement with Christopher P. Rusconi dated August 1, 2008.

10.14†*	Amended and Restated Employment Agreement with Christopher P. Rusconi, dated , 2013.

10.15†	Employment Agreement with Steven L. Zelenkofske dated November 19, 2008.

10.16†	Amendment No. 1 dated December 22, 2008 to Employment Agreement with Steve L. Zelenkofske.

10.17†*	Amended and Restated Employment Agreement with Steven L. Zelenkofske, dated , 2013.

10.18†	Employment Agreement with Ellen McDonald November 29, 2008.

Exhibit No.	Description

10.19†	Amendment No. 1 dated December 22, 2008 to Employment Agreement with Ellen McDonald.

10.20†*	Amended and Restated Employment Agreement with Ellen MacDonald, dated , 2013.

10.21†	Employment Agreement with Christopher E. Courts dated August 1, 2008.

10.22†*	Amended and Restated Employment Agreement with Christopher E. Courts, dated , 2013.

10.23†	Employment Agreement with Alexander Gianquinto dated November 8, 2008.

10.24†*	Amended and Restated Employment Agreement with Alexander Gianquinto, dated , 2013.

10.25	Series D Preferred Stock Purchase Agreement, dated as of December 17, 2009, by and among Regado Biosciences, Inc. and the purchasers named therein.

10.26	Amendment No. 1 dated as of May 25, 2011 to Series D Preferred Stock Purchase Agreement by and among Regado Biosciences, Inc. and the investors named therein.

10.27	Loan and Security Agreement, dated as of May 25, 2011, by and among MidCap Financial SBIC, LP, as administrative agent, the Lenders named therein and Regado Biosciences, Inc.

10.28	First Amendment dated as of August 1, 2011 to the Loan and Security Agreement by and among MidCap Financial SBIC, LP, as administrative agent, the Lenders named therein and Regado Biosciences, Inc.

10.29	Second Amendment dated as of September 30, 2011 to the Loan and Security Agreement by and among MidCap Financial SBIC, LP, as administrative agent, the Lenders named therein and Regado Biosciences, Inc.

10.30	Third Amendment dated as of May 3, 2012 to the Loan and Security Agreement by and among MidCap Financial SBIC, LP, as administrative agent, the Lenders named therein and Regado Biosciences, Inc.

10.31	Convertible Note Purchase Agreement by and among Regado Biosciences, Inc., dated as of May 3, 2012, and the purchasers named therein.

10.32	Form of 8% Unsecured Convertible Note.

10.33	Series E Preferred Stock Purchase Agreement, dated as of December 18, 2012, by and among Regado Biosciences, Inc. and the purchasers named therein.

10.34#	Technology Transfer Agreement, dated as of December 18, 2012, by and between Regado Biosciences, Inc. and Domain Russian Investments Limited.

10.35	Assignment and Assumption Agreement, dated December 18, 2012, by and among Domain Russia Investments Limited, Regado Biosciences, Inc. and NovaMedica LLC.

10.36	Letter Agreement, dated as of December 18, 2012, by and between Regado Biosciences, Inc. and Domain Russian Investments Limited.

10.37#	License Agreement, dated as of October 3, 2003, by and between Archemix Corp. and Regado Biosciences, Inc.

10.38#	License Agreement, dated as of November 18, 2004, by and between Duke University and Regado Biosciences, Inc.

10.39#	First Amendment, dated as of July 13, 2005, to License Agreement by and between Duke University and Regado Biosciences, Inc.

10.40#	License, Manufacturing and Supply Agreement, dated as of December 22, 2006, by and between Nektar Therapeutics AL, Corporation and Regado Biosciences, Inc.

Exhibit No.	Description

10.41	Waiver of Certain Conditions to Closing of Second Tranche of the Initial Closing and Agreement to Revised Conditions, dated as of March 22, 2013, by and between Regado Biosciences, Inc. and RMI Investments, S.á.r.l.

10.42	Waiver of Certain Conditions to Closing of Second Tranche of the Initial Closing and Agreement to Revised Conditions, dated as of March 22, 2013, by and among Regado Biosciences, Inc. and the investors named therein.

10.43	Supply and Service Agreement, dated July 13, 2006, by and between Regado Biosciences, Inc. and Agilent Technologies, Inc.

10.44	Amendment to Supply and Service Agreement, dated July 22, 2011, by and between Regado Biosciences, Inc. and Agilent Technologies, Inc.

10.45	Clinical Supply Agreement, dated March 28, 2012, by and between Regado Biosciences, Inc. and Althea Technologies, Inc.

23.1	Consent of Grant Thornton LLP.

23.2*	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

*	To be filed by amendment
#	The Registrant has sought confidential treatment with respect to certain portions of this exhibit.
†	Denotes management compensation plan or contract